Exhibit 99.1

Manulife Financial

2008 Annual Report

ANNUAL MEETING – MAY 7, 2009

MANULIFE FINANCIAL CORPORATION

KEY PERFORMANCE MEASURES

Shareholders' Net Income
(C$ millions)

2,550
3,294
3,985
4,302
517
5,000
4,000
3,000
2,000
1,000
0
2004 2005 2006 2007 2008

- Shareholders' net income of $517 million decreased by 88 per cent compared to 2007.
- Earnings in 2008 were negatively impacted by over $3.7 billion of accruals due to the unprecedented declines in worldwide equity markets and by almost $500 million in provisions and reserve increases for credit defaults and downgrades, primarily in respect of exposures to the financial sector.

Return on Common Shareholders' Equity
(per cent)

13.7
14.1
16.8
18.4
2.0
20
15
10
5
0
2004 2005 2006 2007 2008

- Return on common shareholders' equity was two per cent compared to 18.4 per cent for 2007.
- Consistent with the decline in shareholders' net income, ROE was considerably lower than prior year level, largely driven by the downturn in global equity markets.
- Return on common shareholders' equity is calculated excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

Premiums and Deposits
(C$ billions)

50.4
61.3
64.9
69.4
70.0
80
70
60
50
40
30
20
10
0
2004 2005 2006 2007 2008

- Premiums and deposits were $70.0 billion, in line with the strong levels reported in 2007.
- Premiums increased due to higher sales of fixed wealth products, insurance business growth and a stronger U.S. dollar. These increases were offset by the decline in variable wealth product deposits due to the unsettled markets in the latter half of the year.

Funds Under Management
(C$ billions)

347.5
371.7
414.4
396.3
404.5
500
400
300
200
100
0
2004 2005 2006 2007 2008

- Funds under management of $404.5 billion increased $8.2 billion or two per cent over 2007.
- Strong net policyholder cash flows, favourable currency movements, and investment income were largely offset by a significant decrease due to market value declines.

Capital
(C$ billions)

26.9
27.3
29.6
27.5
31.1
35
30
25
20
15
10
5
0
2004 2005 2006 2007 2008

- Total capital of $31.1 billion, increased 13 per cent from 2007 primarily due to the issuance of $2.3 billion of common shares, the strengthened U.S. dollar and 2008 earnings. This was partially offset by unrealized losses on available-for-sale securities, dividends paid to shareholders and share repurchases in 2008.

MLI Minimum Continuing Capital and Surplus Requirements (MCCSR)
(per cent)

213
213
243
221
234
250
200
150
100
50
0
2004 2005 2006 2007 2008

- MLI's MCCSR of 234 per cent was up 13 points from 221 per cent in 2007. Capital downstreamed from MFC financing activities strengthened capital levels, offsetting the impact of sharp declines in global equity markets.

5	Chair of the Board’s Message

6	CEO’s Message to Shareholders

9	Management’s Discussion and Analysis

51	Consolidated Financial Statements

52	Responsibility for Financial Reporting
53	Appointed Actuary’s Report to the Shareholders
53	Independent Auditors’ Report to the Shareholders
54	Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)
55	Consolidated Balance Sheets
56	Consolidated Statements of Operations
57	Consolidated Statements of Equity
58	Consolidated Statements of Comprehensive Income
59	Consolidated Statements of Cash Flows
60	Segregated Funds Consolidated Statements of Net Assets
60	Segregated Funds Consolidated Statements of Changes in Net Assets

61	Notes to Consolidated Financial Statements

62	Nature of Operations and Significant Accounting Policies
66	Changes in Accounting Policies
66	Future Accounting and Reporting Changes
66	Invested Assets and Investment Income
70	Intangible Assets
70	Derivative and Hedging Instruments
72	Policy Liabilities
77	Risk Management

83	Consumer Notes
83	Long-Term Debt
84	Income Taxes
85	Liabilities for Preferred Shares and Capital Instruments
86	Non-Controlling Interest in Subsidiaries
87	Share Capital
87	Capital Management
88	Stock-Based Compensation
90	Employee Future Benefits
93	Variable Interest Entities
95	Commitments and Contingencies
97	Fair Value of Financial Instruments
98	Segmented Information
100	Material Differences Between Canadian and United States Generally Accepted Accounting Principles
114	Subsequent Event
114	Comparatives

115	Source of Earnings

117	Embedded Value

119	Principal Subsidiaries

121	Board of Directors

121	Corporate Officers

122	Shareholder Information

Office Listing

2008 Annual Report

Our Values

Our vision is to be the most professional life insurance company in the world, providing the very best financial protection and investment management services tailored to customers in every market where we do business.

Our Values:

In pursuing this objective, management seeks to operate Manulife Financial in accordance with certain core values:

Professionalism

We will be recognized as having professional standards. Our employees and agents will possess superior knowledge and skill, for the benefit of our customers.

Real Value to Our customers

We are here to satisfy our customers. By providing the highest quality products, services, advice and sustainable value, we will ensure our customers receive excellent solutions to meet their individual needs.

Integrity

All of our dealings are characterized by the highest levels of honesty and fairness. We develop trust by maintaining the highest ethical practices.

Demonstrated Financial Strength

Our customers depend on us to be here in the future to meet our financial promises. We earn this faith by maintaining uncompromised claims paying ability, a healthy earnings stream, and superior investment performance results, consistent with a prudent investment management philosophy.

Employer of Choice

Our employees will determine our future success. In order to attract and retain the best and brightest employees, we will invest in the development of our human resources and reward superior performance.

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisition and growth.

As at December 31, 2008, Manulife Financial had capital of C$31.1 billion, including C$26.8 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Rating Agency	Rating
A.M. Best	A++	(1st of 15 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA	(2nd of 9 categories)
Moody’s	Aa3	(2nd of 9 categories)
Standard and Poor’s	AA+	(2nd of 8 categories)

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” “continue” and “endeavor” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations, currency rates, investment losses and defaults, movements in credit spreads, market liquidity and creditworthiness of guarantors and counterparties); level of competition and consolidation, changes in laws and regulations Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of accounting policies and actuarial methods used by the Company; the ability to maintain the Company’s reputation; legal and regulatory proceedings; the ability to adapt products and services to the changing market; the ability to implement effective hedging strategies; the ability to attract and retain key executives; the ability complete acquisitions including the availability of equity and debt financing for this purpose; the ability to execute strategic plans; the disruption of or changes to key elements of the Company’s or public infrastructure systems; and environmental concerns. Additional information about material factors that could cause actual result to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

2008 Annual Report

Chair of the Board’s Message

To My Fellow Shareholders:

In a year marked by the onset of a global financial crisis, Manulife Financial continued to build on the strength of its industry-leading franchises and initiated a Chief Executive Officer transition. The Company posted record life insurance sales in Canada, the U.S. and Japan, delivered strong results across its other business lines, and continued its growth in

Gail Cook-Bennett Chair of the Board	Asia where Manulife’s distribution network grew by 18 per cent. Today, we have 35 licensed offices and 10,000 sales agents in China alone.

As a direct result of a prudent and consistent strategy, Manulife maintained a high quality investment portfolio and largely avoided the kinds of toxic assets that caused the failure of several large and respected institutions.

Maintaining Financial Strength in a Time of Crisis

From an operating perspective, 2008 was a very strong year for Manulife. The Company was not immune, however, to the massive sell-off in the global public equity markets. Due to guarantees provided by our segregated funds and variable annuity products, we have an exposure to equity markets that required Manulife to increase its balance sheet reserves.

As discussed elsewhere in this report, Manulife’s obligations under these guarantees are substantially payable over a 30-year period beginning in seven years. Should equity markets recover over the long term, portions of these reserves may reverse into net income. Nonetheless, in order to absorb the accounting impact of the future volatility in financial markets and to provide flexibility for Manulife to capitalize on current market conditions, the Company raised $4.3 billion through debt and equity offerings in the fourth quarter of 2008.

Leadership

Despite all the turmoil of the past year, Manulife entered 2009 with a strong foundation for continued growth. An excellent distribution network, product innovation and diversification by product line and geography will drive future success.

No one deserves more credit for this achievement than Dominic D’Alessandro, who will retire in May following 15 years as Chief Executive Officer. Dominic’s leadership, integrity and accomplishments have earned him deep respect and admiration, both at Manulife and in the broader community; his efforts have brought him countless honours in Canada, the U.S. and Asia.

During his tenure, Dominic led the transformation of Manulife into a significantly larger, stronger and more diverse company. In 1999, he orchestrated Manulife’s successful demutualization and the largest initial public offering in Canadian history at that time. During this period, the Company undertook a global expansion strategy that saw it grow from a relatively small Canadian mutual life insurance company to the largest life insurer in North America and the fourth largest in the world. This transformation was spurred by Manulife’s superb track record of strategic acquisitions, most notably the $15 billion merger with John Hancock Financial Services in 2004. Dominic acted with integrity by second nature, with his only instinct being to do what was right for our clients and for Manulife. And when it became necessary late last year to bolster Manulife’s financial position, he led the effort to raise new capital under difficult market conditions. Dominic has made a profound and lasting contribution to Manulife.

One of Manulife’s core strategies has been to invest in its people and to cultivate the next generation of leadership. The value of this strategy is realized throughout the organization, but especially in Donald Guloien, the Board’s choice as Dominic’s successor.

Donald is ideally suited to lead Manulife in these times. A 28-year company veteran, Donald is currently Senior Executive Vice President and Chief Investment Officer of Manulife, and a member of the Company’s Executive and Management Committees. He is also Chairman and CEO of MFC Global Investment Management, where he is responsible for Manulife’s world-wide investment activities, including the strategy that enabled Manulife to largely avoid exposure to toxic assets in 2008.

In short, he is an exceptional executive who has held leadership roles in Manulife’s insurance and investment operations, spearheaded numerous large acquisitions and played an integral role in the success of our international expansion strategy, particularly in Asia. And like his predecessor, he embraces Manulife’s core values of integrity and professionalism.

Board Changes

In 2008, Arthur Sawchuk retired after 15 years as a Director, having served the last ten years as Chairman. Before his departure, Arthur oversaw a flawless process to identify Manulife’s next Chief Executive Officer, one of the most important tasks of a Board of Directors. On behalf of the Board I thank Arthur for his many years of service as a principled, diligent and effective Director and Chairman.

We are delighted to welcome Robert J. Harding to the Board. Bob brings strong financial expertise and more than 25 years of experience overseeing a global asset management enterprise. He is a valuable addition to the Board and Audit Committee.

Looking ahead

In 2009, the Board’s oversight focus will be on maintaining the appropriate risk exposures and capital ratios for the current environment and evaluating the Company’s strategic opportunities in that context.

Manulife has a strong global franchise with a high quality balance sheet, a reputation for integrity and excellence and exceptional people who have risen to the challenges of the current environment. Under Donald Guloien’s leadership the Company will continue to build on these strengths to help ensure secure and prosperous futures for our clients and to create value for our shareholders.

Gail Cook-Bennett

Chair of the Board

2008 Annual Report	5

CEO’s Message to Shareholders

2008 will be remembered as one of the most turbulent years in the history of the global financial services sector. It was a year characterized by battered equity and credit markets, high profile corporate failures and unprecedented government bailouts.

Manulife did not emerge unscathed. As
a result of the exceptional declines in equity markets, balance sheet reserves

Dominic D’Alessandro President and Chief Executive Officer	for segregated fund guarantees were increased to $5,783 million as at December 31, 2008 compared with $526 million at the prior year end. Due primarily to the impact of this increase in non-cash reserves, shareholders’ fully diluted earnings for the year were $0.32 per share, compared with $2.78 for the previous year. The impact of the reserve strengthening was felt in all operating divisions.

This performance was deeply disappointing but it should not overshadow what was otherwise another year of strong growth and accomplishment for Manulife. Nor should it obscure the fact that while we must account for these liabilities now, the bulk of our potential obligations under these agreements are payable over a 30-year period beginning in seven years. Should equity markets recover in the years ahead, we expect to recapture significant portions of these reserves into net income.

Manulife enters 2009 with extremely well positioned global franchises. An unrelenting focus on distribution excellence and product innovation has sustained our leadership in all of our key markets, including the #1 sales ranking in the very attractive U.S. life insurance market. The Company’s capital ratios remain strong and we continue to benefit from a high quality and well diversified investment portfolio. While we expect to continue to experience a challenging environment in 2009, Manulife is well positioned for long term growth and success.

This is my sixteenth and final annual message. Over the years, I have used this letter to communicate a vision of creating the most professional life insurance company in the world. For me, professionalism is expressed by the quality of the products and services we deliver, the integrity with which we do business, and the respect we show our customers, employees, shareholders and the communities we serve. By all of these measures I am extremely proud of the leadership shown by the members of my management team this year, and the dedication and professionalism of all of Manulife’s employees.

Professionalism also means delivering consistent value to our shareholders and by this all important standard, our performance in 2008 simply did not measure up. After fourteen years of record results it is profoundly disappointing to me to end my career on such a dismal note. However, we have taken and are taking steps to deal with the challenges posed by our exposure to equity markets and I remain confident that our great company will resume its ascendancy in the years ahead. The remainder of this letter explains why I am optimistic for our future.

Year in Review

Across our businesses around the world, Manulife posted record sales volumes, expanded distribution capabilities, and continued to earn the trust and confidence of our customers and business partners while avoiding many of the high profile investments and asset classes that have proven so damaging to other financial services companies.

As financial markets sold off in the fourth quarter, Manulife moved quickly to shore up its capital base, raising $4.3 billion through debt and equity offerings. At the end of the year the Minimum Continuing Capital and Surplus Requirements (MCCSR), or capital ratio, of the Company’s principal operating subsidiary was a healthy 234 per cent, up from 221 per cent the previous year.

While rigorous in our cost management, we continued to invest in areas that will stimulate future earnings and provide long term growth. We reviewed and revised our product strategies to ensure that they have the appropriate balance between competitive features and risk profile for the current environment.

The Company maintained its dividend policy and paid $1.5 billion of dividends to common shareholders, reflecting a mid-year eight per cent increase in the quarterly dividend to $0.26 per share. New business embedded value was a record $2,260 million.

In addition to enhancing our capital position, we also strengthened our policy reserves in 2008. The reserves we hold provide for the expected cost of policy liabilities and also include provisions for adverse deviations (PfADs), to provide additional protection beyond our expected liabilities. At the end of 2008, Manulife’s PfADs were at the highest level in the Company’s history.

Canada

Despite the economic challenges, the Canadian Division had a very successful year. Both Individual Life and Wealth Management reported record sales, driven by an industry-leading distribution network and compelling products. Shareholders’ net income was $656 million, compared with $1,110 million in 2007.

Our Individual Life Insurance business delivered an impressive sales increase of 12 per cent over the previous year, propelled by innovative new products, including Performax Gold. Growth in Mortgage Creditor and Travel businesses led to a six per cent increase in regular sales in Affinity Markets.

Individual Wealth Management enjoyed another strong sales year. Excellent sales volumes across our core products demonstrated the confidence that customers place in Manulife’s strong financial backing. We ended the year with a leading market share in our core products and will continue to add to our lead by evolving our product lines with new and innovative offerings that are right for our customers in the current environment.

During 2008, Manulife entered into a strategic arrangement with Mawer Investment. This alliance enhances the Company’s already strong family of mutual funds, providing our financial advisors with exclusive access to a suite of funds sub-advised by Mawer’s acclaimed investment management team.

6	2008 Annual Report

Manulife Bank turned in a record year. Assets reached $12.7 billion and loan volumes increased by 36 per cent, to $4.8 billion, powered by record volumes from Manulife One, Canada’s first flexible mortgage account.

In a year in which many employee benefits sponsors were deferring their decisions, Manulife’s Group Benefits business performed well. Excluding a single large case sale in 2007, sales were up four per cent in 2008. This business increased the depth and breadth of its sales force by 4,200 advisors through an agreement with Investors Group.

In the Group Pensions business we confirmed our commitment to delivering the very best products and services to our distribution partners and their clients with the addition of the Retirement Solution Centre, a new online resource that helps advisors work with group clients as they plan for and protect their retirement income.

United States

In the U.S., where we operate largely under the John Hancock name, a number of businesses had excellent sales results despite the economic headwinds. We achieved these gains through our very attractive product portfolio, capitalizing on a customer-led flight to quality. However, as the division with the greatest impact from reserve strengthening related to segregated fund guarantees, the U.S. reported a profit of US$63 million, compared with US$1,786 million in 2007.

The U.S. Life business retained its #1 ranking, with record sales of US$862 million fueled by a focus on product development, underwriting, distribution and service excellence. Long Term Care reported strong sales, benefiting from the introduction of an enhanced Customer Care product as part of our ongoing commitment to product innovation. Both businesses experienced very healthy in-force growth, a testament to the excellent relationships we enjoy with our customers and distribution partners.

Consistent with industry trends, variable annuity sales were down from 2007 as a result of volatility in equity markets, continuing economic uncertainty and product redesign. In order to mitigate further equity exposure, we have refined product features and are now hedging all new business. We continued to build our distribution platform with the addition of highly respected partners such as Edward Jones, with whom we signed an agreement early in 2008.

John Hancock Mutual Funds’ sales were up 12 per cent over the previous year due to the addition of products to several investment platforms, new business partners and a more tenured sales force. Our U.S. group pensions business recorded sales of US$4.8 billion in 2008, retaining its #1 rank and continued domination of the small case 401(k) market.

Fixed Products realized an exceptionally strong sales increase of 30 per cent as market volatility prompted investors to exit equity markets and seek fixed return products from top rated firms.

Asia and Japan

Impressive growth of our distribution network was a key plank in our Asian story, with insurance sales up 41 per cent across the division in 2008. Manulife successfully launched a number of new products across the region and expanded its footprint through acquisition. In 2008, Asia and Japan Division contributed shareholders’ earnings of US$243 million, down from US$794 million in 2007.

Manulife was proud to be a sponsor of the Beijing Olympics, underscoring our commitment to building our brand in the region. This strategy proved very successful, with Manulife’s brand awareness in China doubling over the course of the year.

Our distribution network in Asia continues to expand, providing significant future growth opportunities. Manulife now has more than 33,000 contracted agents in the region, an increase of 18 per cent compared with last year.

Manulife remains a leader in the Hong Kong market, where insurance sales were five per cent higher than the previous year. Our wealth management business launched several new funds, including the first ever sector-based offering for government mandated pension plans.

In Japan, insurance sales more than doubled thanks to the successful development of the Managing General Agent channel. These are large-scale, independent agencies such as accountants, general agents and leasing companies that represent a valuable new relationship-based sales outlet.

In Taiwan we successfully completed the acquisition of Fuhwa Securities Investment Trust, strengthening our wealth platform by adding several new retail funds, diversifying our product distribution and increasing our assets under management.

Over the years I have often spoken of our rapid geographic expansion in China, and 2008 was no exception. We now have a total of 35 licensed offices, up from 28 at the end of 2007. We are enjoying an all-time high in our agency forces in China, surpassing 10,000 agents for the first time last year. It is gratifying to note that Manulife-Sinochem Life Insurance was presented with the ‘Outstanding Achievement’ award by the Canada China Business Council in 2008, reflecting the Company’s significant contributions to Canadian-Chinese bilateral relations and business development.

On a tragic note, on May 12, 2008, a devastating earthquake struck the area of southern Sichuan, killing approximately 70,000 people and leaving nearly five million homeless. At a time of great human suffering, it was heartening to see Manulife’s employees around the globe respond to the tragedy with acts of generosity, support and kindness, complementing our corporate assistance to the region.

Reinsurance

The Reinsurance Division had a very solid year, with premiums increasing by eight per cent. Earnings were US$154 million, down from US$221 million in the previous year.

Life Retrocession, our biggest unit, grew its premiums by 12 per cent due to robust new business volumes. International Group Program, the #1 network for multinational group benefits, continued to expand its global franchise and made steady, profitable growth while delivering strong expense control. Despite the second most active Gulf Storm season on record, our Property and Casualty group experienced no losses and reported its second highest profit ever.

2008 Annual Report	7

Investments

The Company’s disciplined investment approach ensured that our asset portfolio performed comparatively well and managed to avoid many of the problematic asset classes that plagued our industry. Our conservative investment philosophy, rooted in a bottom-up approach that matches our assets to the needs of our underlying product segments, was designed to help deliver superior returns over the long term and steer us safely regardless of economic conditions. If ever there was a year to test our approach, 2008 was it. I am pleased that Manulife continues to enjoy a well diversified and very high quality investment portfolio.

I am particularly gratified that our bond portfolio has withstood the recent downturn better than most. This can be attributed to a relentless focus on improving our credit quality since our merger with John Hancock. With 95 per cent investment grade bonds, this discipline continues to serve us well today.

Respect for our investment philosophy has helped our third party asset management business, MFC Global Investment Management (“MFC GIM”), grow at an astonishing pace in one of the toughest years in memory. MFC GIM reported net sales of $14 billion in 2008, up an impressive 62 per cent over the previous year. Due to their strong performance in many markets, MFC GIM managed funds were singled out for a number of awards from organizations around the world.

Looking Forward

At a time of broad financial and economic challenges, Manulife begins 2009 in a position of considerable strength. Our business franchises are strong. We are well capitalized. Our investment portfolio is well-positioned for a challenging credit cycle. And we have a management team and a Board that understand the challenges and opportunities ahead.

Manulife’s diversity, both in terms of business lines and geography, has served the Company well over the years. While we can expect more market volatility and uncertainty this year, what is clear is that our clients in both mature and emerging markets will continue to need products and services that help them build and secure their futures. The demographic and economic forces that have helped us become a global leader are as prevalent as ever and will re-emerge as important themes when the current crisis abates. I believe that Manulife is uniquely positioned to continue to meet these needs.

I am confident that I leave Manulife with one of the strongest management teams in the industry. It has been a great honour to work with this group of professionals and to lead this fine Company. I would like to thank you for that opportunity. Donald Guloien, who will take over as President and CEO in May, is an extremely capable and experienced leader and I have every confidence that Manulife will prosper under his direction. Manulife is also very fortunate to have John DesPrez III step into a new role as Chief Operating Officer. Our operating divisions around the globe will benefit from John’s keen business acumen.

I also want to congratulate Gail Cook-Bennett on her appointment as Chair of our Company and thank her and the entire Board for the strong support they offered to me and the management team during the challenging period we’ve been through.

I would also like to thank our many distribution partners and millions of customers around the world. We appreciate the confidence and trust you continue to place in us.

Dominic D’Alessandro

President and Chief Executive Officer

8	2008 Annual Report

Management’s Discussion and Analysis

Financial Performance

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories world-wide. We provide financial protection and wealth management products and services, to individual and group customers in Canada, the United States and Asia. These products and services include individual life insurance, group life and health insurance, long-term care services, pension products, annuities, mutual funds and banking products. We offer reinsurance services, specializing in life retrocession and property and casualty reinsurance and provide investment management services with respect to the Company’s general fund and segregated fund assets and to mutual funds and institutional customers.

The Company operates in Canada and Asia through the brand name “Manulife Financial” and in the United States primarily through the brand name “John Hancock“.

In this document, the terms “Company”, “Manulife Financial” and “we” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Net Income

The Company’s shareholders’ net income for 2008 was $517 million, down from $4,302 million reported in 2007. Earnings in 2008 were negatively impacted by $3,748 million due to the unprecedented decline in worldwide equity market conditions, which, when compared to December 31, 2007, were down by 35 per cent in Canada, 39 per cent in the United States, 48 per cent in Hong Kong and 42 per cent in Japan. In addition, credit defaults and downgrades, primarily in the financial sector, resulted in net impairment charges of $486 million in 2008 compared to $28 million in 2007.

Our net income exposure to equity markets consists of segregated fund and variable annuity guarantees, future fees assumed in variable universal life and equity-linked policy liabilities, as well as equity investments that support our non pass through insurance products and our surplus segments. The Company is a provider of variable annuity and segregated funds in Canada, the United States and Asia. Typically, funds are deposited for investment in a basket of pre-approved funds where the investor receives annuity payments for a defined period. In exchange for a fee and provided the annuity is held for a specified period of time, Manulife Financial guarantees a minimum level of benefits. The bulk of the annuity payments on our in-force business are not due to be made until years ranging from 2015 to 2038. Because of the steep decline of equity markets, the Company recorded a non cash charge of $2,824 million related to these guarantees. Over the long term, should equity markets recover, portions of these reserves may reverse into net income. Of the remaining $924 million of the equity related charges, $282 million relates to reduced current year fee income and the capitalized impact of reduced future fees assumed in variable universal life and equity-linked products, $443 million relates to the decline in value of equity investments supporting non pass through insurance products and $199 million relates to impairment charges on equities classified as available-for-sale (“AFS”) in the surplus segment.

The diversity of our investment portfolio, which includes alternative assets such as real estate, private equity and oil and gas properties in addition to bonds, private placement, mortgage and public equity investments, resulted in strong investment gains in both 2008 and 2007 (excluding the items discussed above). Gains in 2008 arose due to the increase in corporate interest rates and trading activities, as well as from the impact on actuarial liabilities of supporting the long duration portion of long-term obligations with additional non fixed income investments. In 2007, gains were primarily from the increase in value of the alternative asset classes and gains on AFS equities in the surplus segment.

The assumptions underlying the valuation of policy liabilities are reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. Details of the changes in actuarial methods and assumptions are outlined under “Critical Accounting and Actuarial Policies”. The changes resulted in income of $283 million in 2008 compared to $43 million in 2007.

In 2008 a number of tax items were recorded in income, netting to a gain of $21 million. During the year the Company increased its tax related provision on leveraged lease investments by $214 million, recognized $54 million of tax benefit as a result of a successful appeal in the United States, and recognized $181 million from changes in the insurance tax formulas in Canada.

2008 Annual Report	9

Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions, unless otherwise stated)	2008	2007	2006
Revenue
Premium income	$23,252	$19,744	$19,104
Investment income
Investment income	8,094	9,523	10,193
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes	(3,796)	818	240
Other revenue	5,453	5,496	4,702
Total revenue	$33,003	$35,581	$34,239
Policy benefits	$22,201	$20,211	$19,912
General expenses	3,546	3,387	3,352
Investment expenses	943	983	841
Commissions	4,235	4,056	3,591
Interest expense	1,187	1,032	932
Premium taxes	280	248	270
Non-controlling interest in subsidiaries	34	58	5
Total policy benefits and expenses	$32,426	$29,975	$28,903
Income before income taxes	$577	$5,606	$5,336
Income taxes	(80)	(1,377)	(1,366)
Net income	$497	$4,229	$3,970
Loss attributed to participating policyholders	20	73	15
Net income attributed to shareholders	$517	$4,302	$3,985
Preferred share dividends	(30)	(30)	(30)
Net income available to common shareholders	$487	$4,272	$3,955
Diluted earnings per share	$0.32	$2.78	$2.51
Dividends per common share	$1.00	$0.88	$0.73

Earnings per Common Share and Return on Common Shareholders’ Equity

Diluted earnings per common share for 2008 were $0.32, compared to $2.78 in 2007. The return on common shareholders’ equity for 2008 was two per cent, compared to 18.4 per cent for 2007. Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges (see page 45 for discussion of non-GAAP measures).

Premiums and Deposits

Total premiums and deposits for 2008 were $70.0 billion, up one per cent from 2007, as lower segregated fund deposits largely offset the growth in insurance, annuity and pension premiums (general funds). General fund premiums of $23.3 billion were up 18 per cent, driven by increases in all businesses including significant increases in U.S. Wealth Management’s dollar cost averaging program and fixed rate products. Due to the declines in the equity markets, segregated fund deposits of $34.2 billion were down eight per cent. However, mutual funds deposits were up one per cent as expanded distribution in John Hancock Mutual Funds offset the impact of the markets in all geographies. Administrative Services Only (“ASO”) premium equivalents in Canadian Group Benefits were $2.5 billion, up slightly from prior year, and other funds deposits of $0.5 billion, which includes various products in U.S. Wealth Management, were down from prior year.

Premiums and Deposits

For the years ended December 31

(Canadian $ in millions)	2008	2007	2006
General fund premiums	$23,252	$19,744	$19,104
Segregated fund deposits	34,205	37,227	33,287
Mutual fund deposits	9,473	9,368	9,270
ASO premium equivalents	2,488	2,373	2,225
Other fund deposits	534	726	1,053
Total premiums and deposits	$69,952	$69,438	$64,939

10	2008 Annual Report

Investment Income

The Company classifies bond and stock securities that support policy liabilities under the fair value option, and those securities supporting the surplus segment as AFS. Loans are reported at amortized cost, real estate is reported on a move to market basis and other investments are generally held at amortized cost. Total investment income of $4.3 billion for 2008, was $6.0 billion lower than the $10.3 billion reported in 2007. The variance consists of changes in market values of $4.6 billion, credit impairments of $728 million, equity related impairments of $280 million, lower realized gains on assets backing surplus of $347 million and lower interest, dividend and other income of $74 million. Interest income was reduced by $201 million as a result of the increased provisions on leveraged lease investments.

Unrealized and realized gains and losses on assets supporting policy liabilities and consumer notes was a loss of $3.8 billion compared to a gain of $818 million in 2007. The 2008 amount includes $2.8 billion related to the decline in equity markets and $1.0 billion primarily relating to the net increase in interest rates. For fixed income assets supporting policy liabilities and for equities supporting pass through products, the impact of the unrealized and realized gains and losses are largely offset by the change in actuarial liabilities. The charge of $443 million discussed under net income is the after tax portion of the realized and unrealized gains and losses that are not offset by changes in actuarial liabilities.

Credit related impairments in 2008 were $697 million and include $438 million related to Lehman Brothers, AIG and Washington Mutual. Impairments in 2008 charged to the shareholders’ account were $517 million (2007 – recovery of $27 million) and to the participating policyholders’ account were $180 million (2007 – recovery of $4 million). The after tax credit charges outlined in the net income section also include charges for credit downgrades which are reported in the change in actuarial liabilities line of the income statement.

Investment Income

For the years ended December 31

(Canadian $ in millions)	2008	2007	2006
Interest income	$8,043	$8,202	$8,281
Dividend, rental and other income	985	900	809
	$9,028	$9,102	$9,090
Impairments and provisions for loan losses, net	(1,050)	(42)	(1)
Realized gains on assets backing surplus	116	463	–
Amortization of net realized gains and move to market (1)	–	–	1,104
Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes	(3,796)	818	240
Total investment income	$4,298	$10,341	$10,433

(1)	Amounts in 2006 include amortization of deferred net realized gains and move to market adjustments for stock securities.

Other Revenue

Other revenue was $5.5 billion for 2008 consistent with the $5.5 billion earned in 2007. Declines in fee income in the wealth management businesses, which decreased due to lower average assets under management, were offset by increases from front end load fees and third party fees earned by our mutual fund dealer distribution company.

Policy Benefits

Policy benefits were $22.2 billion in 2008, up 10 per cent from $20.2 billion in 2007. Maturity and surrender benefits increased by eight per cent from 2007 due primarily to higher scheduled maturities in John Hancock Fixed Products. Policy benefits expense increased by $0.4 billion related to the change in actuarial liabilities.

Policy Benefits

For the years ended December 31
(Canadian $ in millions)	2008	2007	2006
Death, disability and other claims	$6,539	$6,104	$5,949
Maturity and surrender benefits	8,767	8,111	9,814
Annuity payments	3,034	3,098	3,316
Policyholder dividends and experience rating refunds	1,518	1,556	1,528
Net transfers to segregated funds	1,563	952	432
Change in actuarial liabilities	780	390	(1,127)
Total policy benefits	$22,201	$20,211	$19,912

General Expenses

General expenses were $3.5 billion, up slightly from $3.4 billion in 2007. Personnel costs, which were half of the total expenses, were flat year over year, as increases in the fixed salary levels and in the number of staff were offset by lower variable compensation. Cost containment initiatives were put in place in order to control expense levels.

2008 Annual Report	11

Investment Expenses

Investment expenses were $943 million, down four per cent from $983 million in 2007. The decrease is primarily due to lower sub advisor fees from reduced assets under management.

Investment Expenses

For the years ended December 31

(Canadian $ in millions)	2008	2007	2006
Related to invested assets	$388	$376	$336
Related to segregated, mutual and other funds(1)	555	607	505
Total investment expenses	$943	$983	$841

(1)	Incurred by providing portfolio management services where the Company holds or has invested assets on behalf of individuals and financial institutions.

Commissions

Commissions were $4,235 million in 2008, up slightly from $4,056 million in 2007. The increase was driven by record level life insurance sales. Despite the unprecedented market volatility, wealth sales were in line with the strong levels of the prior year.

Interest Expense

Interest expense was $1,187 million in 2008, up 15 per cent from $1,032 million in 2007. The increase was due to an increase in bank deposit volumes in the Canadian banking operations, the net increase in debt financing over the course of the year, and tax deficiency interest on the changes in leveraged lease deduction assumptions.

Income Taxes

Income taxes were $80 million in 2008, compared with $1,377 million in 2007. The effective tax rate in 2008 was 13.9 per cent and in 2007 was 24.6 per cent. Excluding the $54 million benefit as a result of a successful appeal in the United States, the rate in 2008 would have been 23.2 per cent. The effective tax rate is affected by the mix of jurisdictions where income was earned.

Funds Under Management

Funds under management were $404.5 billion as at December 31, 2008, up $8.1 billion or two per cent from 2007. On a constant currency basis, funds under management declined by 14 per cent from last year, as business growth was more than offset by the effects of declining equity markets and scheduled maturities of John Hancock Fixed Products institutional products.

Funds Under Management

As at December 31

(Canadian $ in millions)	2008	2007	2006
General fund	$187,501	$161,300	$171,320
Segregated funds held by policyholders(1)	164,755	174,977	172,259
Mutual and other funds(1), (2)	52,199	60,067	70,805
Total funds under management	$404,455	$396,344	$414,384

(1)	Segregated fund assets, mutual fund assets and other funds are not available to satisfy the liabilities of the Company’s general fund.
(2)	Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.

Fourth Quarter Results

Net Income

The shareholders’ loss in the fourth quarter of 2008 amounted to $1,870 million or $1.24 per share on a fully diluted basis and differed by $370 million from the estimate of $1,500 million announced on December 2, 2008. A sharp drop in swap interest rates which are used to value segregated fund guarantee liabilities was the major reason for the higher reported loss. The fourth quarter results include a number of non cash items totaling $2,727 million after tax, including $2,407 million for segregated fund guarantees, other equity related losses of $513 million and accruals for credit related impairments and downgrades of $128 million, partially offset by changes in actuarial methods and assumptions.

Continued declines in global equity markets reduced fourth quarter earnings by $2,920 million, and also resulted in charges for credit related impairments and downgrades of $128 million. In addition to these two items, changes in actuarial methods and assumptions resulted in income of $321 million and the Company recorded two offsetting tax related items.

The $2,407 million increase in segregated fund guarantee liabilities is comprised of $1,805 million for the reduction in the market value of the funds being guaranteed and $602 million because the sharp drop in swap interest rates reduced the discount rates used in the measurement of the obligation. The $513 million of other equity related losses includes $196 million for equity investments supporting non-experience adjusted policy liabilities, $100 million for reduced capitalized future fee income on equity-linked and variable universal life products, $158 million for impairments on equity positions in the Corporate and Other segment and $59 million for lower fee income.

12	2008 Annual Report

During the quarter, the Company increased tax related provisions on investments in leveraged leases by $181 million and recognized gains of $181 million in Canada due to the impact on actuarial liabilities of expected changes in Canadian tax law for insurance companies in connection with fair value accounting.

Premiums and Deposits

Premiums and deposits as reported in Canadian dollars for the quarter were $18.5 billion, an increase of six per cent from the $17.4 billion reported a year earlier. On a constant currency basis, premiums and deposits decreased by ten per cent due to lower deposits in the fee based and variable annuity businesses as customers shied away from products exposed to volatile equity markets. These declines were partially offset by in-force business growth in our insurance businesses, and sales growth in Canadian Individual Wealth Management and John Hancock Fixed Products.

Financial Highlights

For the quarter ended December 31

(Canadian $ in millions)	2008	2007	2006
Shareholders’ net income (loss)	$(1,870)	$1,144	$1,100
Premiums and deposits	$18,468	$17,414	$15,819

Moving Forward

In the past year, and in particular since the last quarter of 2008, there has been unprecedented disruption of credit and equity markets, which have had a material impact on the operations of our Company. Maintaining capital strength in this time of continued economic challenges is essential. Actions taken quickly to strengthen our capital base have provided us with a capital position that we expect will provide the flexibility to absorb further market declines, but we also understand that additional steps are required to manage our risk levels in this highly volatile and uncertain time. Accordingly, we are implementing a comprehensive plan that will allow us to economically achieve a reduced level of exposure to equity market volatility. We have already begun to review our variable annuity guarantee offerings and modify product designs to better balance the features that have attracted customers to these products with the risk that they present to Manulife Financial. With our customers facing continuing economic uncertainty, as a financially strong life insurance company, we believe we are well positioned to continue to offer an investment solution that provides predictable, sustainable income for life. We will continue to provide variable annuity and segregated fund offerings, with potential obligations payable over a long time period, generally deferred several years. However, recognizing increasing volatility in equity markets, we will offer product designs and investment fund alternatives with reduced exposure to equity markets. We believe in the current environment that this is a positive step for Manulife Financial and an appropriate change for our customers. We have also expanded our variable annuity hedging to encompass all new business written in the U.S. and the majority of Canadian new business and will look for opportunities to economically hedge existing business. We intend to continue to monitor market conditions and manage product features, fee levels, and our hedging program throughout 2009 to ensure an appropriate balance between risk and long-term profitability for this product line.

Diversification is a critical part of our strategy. Our large global footprint provides opportunities in markets where short and medium term growth rates are expected to be higher than those in North America. In addition, our wide range of product offerings including both variable and fixed return alternatives allows us to build our customer base despite difficult equity market conditions, and in conjunction with our intention to prudently limit growth in our guaranteed variable annuity businesses. The current economic environment may bring acquisition opportunities and we aim to use our relative financial strength to selectively take advantage of these opportunities, focusing on opportunities to further diversify our business.

Our prudent investment strategy will continue to serve us well as the fallout from the global economic slowdown affects credit ratings in the coming year. In addition, we are taking the opportunity to review our product features and pricing in a number of businesses to ensure that the risk we accept remains appropriate. Finally, we will maintain our disciplined approach to expense management, including close oversight of staffing levels, strict limits on discretionary spending, and prudent deferral of projects and programs that are not considered absolutely necessary in the short term.

Experience tells us that the global economies will recover and we expect Manulife Financial to benefit from that upturn in market conditions. We have the support of more than 23 thousand employees and thousands of distribution partners that serve over 19 million customers in 19 countries and territories around the world. Our diverse international operations allow us to leverage our people, products, technology and expertise quickly and effectively in new markets.

2008 Annual Report	13

Performance by Division

The volatile markets affected the 2008 results of all our divisions. All operating divisions incurred losses related to segregated fund guarantees and/or reduced capitalized future fee income on equity-linked and variable universal life products, and reduced fees due to lower levels of assets under management. In addition, all divisions shared in the credit and general fund equity related losses. As a result of the sharp declines in equity markets, balance sheet reserves for segregated fund guarantees were increased to $5,783 million as at December 31, 2008 compared with $526 million at the prior year end. The Company’s obligations under its segregated fund guarantees are substantially payable over a thirty year period beginning in seven years. Over the long term should equity markets recover, portions of these reserves may reverse into net income. These non cash charges overshadow other business related results.

Effective January 1, 2008 we changed our approach for allocating investment gains and losses to be more aligned with how we manage the assets and related risk positions. Investment gains and losses are now accumulated in two pools – insurance and wealth management, and then allocated to the business units based on their respective policy liabilities. Prior to 2008, gains and losses were reported in the business units where the specific assets giving rise to the gains and losses were located, and credit gains and losses were reported in the Corporate and Other segment. Investment gains and losses related to product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as investment gains and losses on full pass through products, such as par insurance, are not included in the pools. Prior periods have been restated to conform to this new presentation.

14	2008 Annual Report

U.S. Insurance

Our U.S. Insurance operation provides life and long-term care insurance products and services to select markets. John Hancock Life focuses on high net-worth and emerging affluent markets by providing estate and business planning and other solutions, with an array of protection and accumulation-oriented life insurance products. John Hancock Long Term Care provides to individuals and group members insurance to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care and at home care to individuals and groups. We distribute our products through a multi-channel network, including John Hancock Financial Network (“JHFN”), a national network of independent career agencies offering innovative insurance and wealth management solutions to individuals, families and businesses.

In 2008, U.S. Insurance contributed 10 per cent of the Company’s total premiums and deposits and, as at December 31, 2008, accounted for 17 per cent of the Company’s funds under management.

Financial Performance

Earnings for 2008 were US$757 million, up three per cent from US$732 million reported a year earlier. The increase was due to solid in-force business growth, improved claims experience and favourable investment related experience, partially offset by equity related charges for lower capitalized future fee income on variable universal life products and by higher strain on new business.

Summary Statements of Operations

For the years ended December 31 (in $ millions)			Canadian $			US $
	2008	2007	2006	2008	2007	2006
Revenue
Premium income	$5,751	$5,279	$5,488	$5,383	$4,942	$4,839
Investment income
Investment income	2,886	2,884	2,982	2,707	2,691	2,630
Realized and unrealized gains on assets supporting policy liabilities	933	413	–	594	462	–
Other revenue	621	627	614	583	585	542
Total revenue	$10,191	$9,203	$9,084	$9,267	$8,680	$8,011
Policyholder benefits	$6,829	$5,886	$5,967	$6,066	$5,565	$5,261
General expenses	592	615	610	558	575	538
Investment expenses	136	133	124	126	125	109
Commissions	1,288	1,253	1,196	1,212	1,183	1,055
Other	160	140	168	150	131	148
Total policy benefits and expenses	$9,005	$8,027	$8,065	$8,112	$7,579	$7,111
Income before income taxes	$1,186	$1,176	$1,019	$1,155	$1,101	$900
Income taxes	(407)	(395)	(342)	(398)	(369)	(302)
Net income attributed to shareholders	$779	$781	$677	$757	$732	$598

Premiums and Deposits

Premiums and deposits of US$6.7 billion for the year ended December 31, 2008, were up nine per cent from US$6.1 billion reported in 2007. Higher sales during the year in John Hancock Life and growth in the in-force business in both units contributed to this increase.

Premiums and Deposits

For the years ended December 31 (in $ millions)			Canadian $			US $
	2008	2007	2006	2008	2007	2006
Premium income	$5,751	$5,279	$5,488	$5,383	$4,942	$4,839
Segregated fund deposits	1,398	1,259	1,225	1,303	1,177	1,080
Total premiums and deposits	$7,149	$6,538	$6,713	$6,686	$6,119	$5,919

Funds Under Management

Funds under management as at December 31, 2008 were US$57.4 billion, consistent with a year ago, as business growth experienced in both Life and Long Term Care was offset by a decrease in the market value of the variable life segregated fund assets.

2008 Annual Report	15

Funds Under Management

As at December 31 (in $ millions)			Canadian $			US $
	2008	2007	2006	2008	2007	2006
General fund	$59,967	$45,064	$48,675	$48,969	$45,605	$41,770
Segregated funds	10,342	11,387	12,583	8,445	11,525	10,798
Total funds under management	$70,309	$56,451	$61,258	$57,414	$57,130	$52,568

Moving Forward

In 2009 U.S. Insurance will continue to strengthen our leadership positions in our Life, Long Term Care and Advisor businesses. Although the economic outlook has the potential to reduce the overall spending on insurance products, we expect to be a benefactor of the flight to quality that started in late 2008.

At John Hancock Life, our theme for 2009 is to focus on product innovation, sophisticated underwriting, and strong distribution through multiple channels. Life has a goal of providing customers the most broadly competitive product portfolio in the industry and is pursuing an aggressive schedule of new product introductions in 2009, including updates to our popular guaranteed universal life products. Four new products were readied for launch in January 2009 alone. From a distribution standpoint, Life is planning to further solidify its already industry-leading shelf space and to grow key relationships with agents and major third party organizations. In underwriting, our focus will be to maintain consistency in our prudent approach to risk assessment and risk management while continuing to reflect the latest medical advancements in our proprietary underwriting manual.

At John Hancock Long Term Care, our priority in 2009 is to bolster our position as the leading seller of long-term care insurance in the U.S. by growing our market share in the Individual and Group product lines, with particular focus on the affinity and small group markets. On the product development front, we are working on our next generation of products, which will focus on making products more affordable and easier to understand for consumers and advisors alike. Distribution expansion initiatives include a renewed commitment to the financial planning channel and improvements in process and technology to benefit all of our advisors. In addition, we will continue to invest in a new claims system, which will improve servicing capabilities for policyholders and their families at time of claim.

JHFN is the leading distributor of John Hancock wealth and protection products. JHFN’s goal in 2009 is to attract new financial representatives to the newly launched distribution model, the national network of Independent Career firms. The new model blends the best attributes of the traditional career system with those of the independent broker-dealer model. It offers financial representatives the power to build their business their way by providing three affiliation models, all of which provide access to the infrastructure of JHFN and the scale and stability of John Hancock.

16	2008 Annual Report

U.S. Wealth Management

Our U.S. Wealth Management operation provides a variety of personal and family oriented wealth management products and services to select individual and business markets, as well as institutional oriented products for employee benefit plan funding solutions. U.S. Wealth Management has four core business lines.

■	John Hancock Retirement Plan Services provides 401(k) plans to small and medium-sized businesses.

■	John Hancock Variable Annuities offers variable annuity products primarily to middle and upper-income individuals.

■	John Hancock Mutual Funds offers a variety of mutual funds, privately managed accounts and 529 College Savings plans.

■	John Hancock Fixed Products offers fixed deferred and immediate annuities to individuals, and offers payout annuities as well as a variety of fee and spread-based products to institutional clients.

In 2008, U.S. Wealth Management contributed 51 per cent of the Company’s total premiums and deposits and, as at December 31, 2008, accounted for 41 per cent of the Company’s funds under management.

Financial Performance

U.S. Wealth Management reported a net loss of US$694 million for 2008 compared with earnings of US$1,054 million reported a year earlier. The loss in 2008 arose from the increase in segregated fund guarantee reserves, lower fee income and lower investment results.

Summary Statements of Operations

For the years ended December 31 (in $ millions)			Canadian $			US $
	2008	2007	2006	2008	2007	2006
Revenue
Premium income	$6,264	$4,285	$3,741	$5,791	$4,046	$3,298
Investment income
Investment income	2,089	2,422	2,858	1,963	2,258	2,520
Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes	(851)	62	–	(835)	71	–
Other revenue	2,545	2,733	2,412	2,405	2,552	2,127
Total revenue	$10,047	$9,502	$9,011	$9,324	$8,927	$7,945
Policyholder benefits	$9,256	$5,331	$5,042	$8,314	$5,037	$4,444
General expenses	781	794	784	734	740	692
Investment expenses	453	503	455	427	471	400
Commissions	1,110	1,154	1,003	1,043	1,080	886
Other	99	166	158	94	157	139
Total policy benefits and expenses	$11,699	$7,948	$7,442	$10,612	$7,485	$6,561
Income (loss) before income taxes	$(1,652)	$1,554	$1,569	$(1,288)	$1,442	$1,384
Income taxes	731	(422)	(440)	594	(388)	(389)
Net income (loss) attributed to shareholders	$(921)	$1,132	$1,129	$(694)	$1,054	$995

Premiums and Deposits

Premiums and deposits were US$33.3 billion, up US$0.4 billion from US$32.9 billion reported in 2007. Growth in Fixed Products, Mutual Funds, and Retirement Plan Services was partially offset by declines in Variable Annuities.

General fund premiums primarily from annuity sales in Fixed Products and from fixed rate investment product options represented 17 per cent of total premiums and deposits in 2008 and were 43 per cent higher than last year. This growth was primarily due to the increased utilization of Variable Annuities dollar cost averaging program, and higher sales of fixed rate products.

Segregated fund deposits represented 57 per cent of total premiums and deposits in 2008. Variable Annuities segregated fund deposits of US$6.8 billion declined by 27 per cent due to the equity market volatility and strong product competition. Retirement Plan Services segregated fund deposits of US$12.0 billion increased by two per cent as the higher recurring deposits from the growing block of in-force business was partially offset by lower transfers on new sales because of market value declines.

Mutual fund deposits represented 24 per cent of total premiums and deposits in 2008. Mutual fund deposits of US$8.0 billion were 16 per cent higher than the prior year from record sales as a result of strong relative investment performance in certain funds and expanded distribution.

Other fund deposits of US$0.5 billion declined 25 per cent from the prior year driven by unfavorable equity markets and a general slowdown in the 529 College Savings market.

2008 Annual Report	17

Premiums and Deposits

For the years ended December 31 (in $ millions)			Canadian $			US $
	2008	2007	2006	2008	2007	2006
Premium income	$6,264	$4,285	$3,741	$5,791	$4,046	$3,298
Segregated fund deposits	20,187	22,831	22,645	19,013	21,233	19,962
Mutual fund deposits	8,427	7,472	7,828	8,040	6,958	6,903
Other fund deposits	534	726	1,053	502	669	927
Total premiums and deposits	$35,412	$35,314	$35,267	$33,346	$32,906	$31,090

Funds Under Management

Funds under management were US$133.9 billion, down 25 per cent from US$178.1 billion at December 31, 2007. The decline was due to the cumulative effect of unfavourable equity markets on segregated and mutual fund assets and also from US$3.4 billion of scheduled maturities in Fixed Products over the last twelve months, partially offset by net policyholder cash inflows of US$8.1 billion.

Funds Under Management

As at December 31 (in $ millions)			Canadian $			US $
	2008	2007	2006	2008	2007	2006
General fund	$39,581	$35,823	$44,947	$32,322	$36,254	$38,570
Segregated funds	99,133	108,878	112,269	80,952	110,189	96,344
Mutual funds	21,943	27,585	35,499	17,919	27,917	30,464
Other funds	3,279	3,713	3,957	2,677	3,759	3,396
Total funds under management	$163,936	$175,999	$196,672	$133,870	$178,119	$168,774

Moving Forward

U.S. Wealth Management’s focus in 2009 is to preserve and grow market share during a period of unprecedented volatility and amid historic changes to the structure of the banks and brokerages that distribute our products.

John Hancock Variable Annuities will deliver competitively priced products, while modifying features and prices to reflect the heightened volatility prevalent throughout financial markets. Steep market declines and low interest rates have prompted an industry-wide re-pricing of variable annuity living benefits, while at the same time intensifying the demand for the safety and security offered by guaranteed products. With our growing distribution footprint across all major non-proprietary channels, including wirehouse and regional broker-dealers, independent financial planners, and bank programs, we believe that we will benefit from a general flight to quality, as Manulife and John Hancock remain among the highest-rated and financially strongest life insurance companies in the world. Edward Jones, a major new distribution arrangement in 2008, is maturing into a significant contributor. We are committed to continuing our enhancements to service capabilities and to simplify our point of sale and improve customer service interactions, in order to further develop the reputation of John Hancock Variable Annuities as Partner of Choice among end-consumers and financial advisors alike.

John Hancock Retirement Plan Services will continue its market expansion and grow its in-force block of more than 1.7 million participants and more than 42,000 plans. Distribution plans include capitalizing on the new relationships formed in 2008 with Morgan Stanley and Ameriprise, attracting additional partners and completing its 30 per cent wholesaling force expansion, a program that began in 2007. Expansion plans also include the newly opened Retirement Income and Rollover Services unit (RIRS) which enables John Hancock plan participants to seamlessly roll over 401(k) accounts into individual IRAs, and offers cross-selling opportunities among various wealth management business units, with the aim of helping advisors capture wealth assets for the lifetime of a client. Product features like the Guaranteed Income for Life (GIFL) rider continue to attract new business and the recently completed large record-keeping project provides a platform to further improve service and distribution capabilities.

John Hancock Fixed Products expects strong demand for fixed rate products to continue and will add new product offerings and expand distribution throughout 2009. With the launch of JH Spectrum in the fall of 2008 and the expansion of our Fixed Annuity wholesaling team, we are well-positioned to take full advantage of this market opportunity. Distribution initiatives focus on JHFN, the bank channel, and access to new distribution relationships. The Structured Settlements group (Payout Annuities) is expanding its sales and operations resources to drive incremental sales and capture more market share. In the service area, Fixed Products is continuing efficiency and customer service improvements.

John Hancock Mutual Funds is positioned to continue its sales momentum by managing its fund lineup and by continuing to adjust the distribution model in response to market developments. Our goal is to build multiple offerings with top performance, giving advisors and investors more choices to anchor portfolios. Funds with Four- or Five-Star Morningstar ratings and funds launched over the last few years that have posted strong performance including the Floating Rate Income, Strategic Income, High Yield Municipal Bond, Large Cap Equity, Rainier Growth, Global Shareholder Yield, Sovereign Investors, and our suite of GMO-managed funds position us well for growth. The Classic Value and US Global Leaders Growth funds are positioned to outperform going forward and there are plans for the launch of new mutual funds which leverage Manulife Financial’s investment management competencies. We continue to rationalize our product line through mergers and adoptions, including the adoption of the Robeco Boston Partners Large Cap Value Fund (rated Four-Stars by Morningstar) and subsequent re-launch as the John Hancock Disciplined Value Fund in early 2009. Following the market-driven decline in assets, we have restructured wholesaler territories and we will continue to adjust our distribution model in response to market developments.

18	2008 Annual Report

Canadian Division

Our Canadian Division is one of the leading life insurance based financial services organizations in Canada. We offer a diverse portfolio of products, services and distribution channels to meet the needs of a broad marketplace. Our individual life and living benefit insurance products are aimed at middle and upper-income individuals and business owners. Group life, health, disability and retirement products and services are marketed to Canadian employers. We also market life, health and specialty products to members of affinity organizations, such as professional associations, and to the customers of financial institutions. Our individual wealth management product offerings include segregated funds, fixed annuities, guaranteed investment certificates (“GICs”) and mutual funds. In addition, a variety of banking products including mortgages, leverage loans, high interest accounts and GICs are offered through the Manulife Bank of Canada (“Manulife Bank”).

In 2008, Canadian Division contributed 23 per cent of the Company’s total premiums and deposits and, as at December 31, 2008, accounted for 20 per cent of the Company’s funds under management.

Financial Performance

Canadian Division’s shareholders’ net income for 2008 was $656 million, $454 million less than the $1,110 million reported in 2007, primarily reflecting the impact of equity market declines. These losses were partially offset by business growth in Manulife Bank and insurance, more favourable claims experience and focused expense management. Also included in 2008 earnings was a one-time $181 million gain from the recognition of the impact to policy liabilities of expected changes in Canadian tax law for insurance companies in connection with fair value accounting.

Summary Statements of Operations

For the years ended December 31

(Canadian $ in millions)	2008	2007	2006
Revenue
Premium income	$6,765	$6,208	$5,932
Investment income
Investment income	2,908	2,803	2,924
Realized and unrealized (losses) gains on assets supporting policy liabilities	(2,364)	(210)	240
Other revenue	1,116	1,044	843
Total revenue	$8,425	$9,845	$9,939
Policyholder benefits	$4,344	$5,645	$6,249
General expenses	1,030	976	926
Investment expenses	269	268	214
Commissions	1,127	1,000	816
Other	537	513	411
Total policy benefits and expenses	$7,307	$8,402	$8,616
Income before income taxes	$1,118	$1,443	$1,323
Income taxes	(467)	(330)	(304)
Net income	$651	$1,113	$1,019
Less net income (loss) attributed to participating policyholders	(5)	3	(61)
Net income attributed to shareholders	$656	$1,110	$1,080

Premiums and Deposits

Premiums and deposits for the year ended December 31, 2008 were $16.4 billion, up two per cent from $16.1 billion reported in 2007. General fund premiums and Administration Services Only premium equivalents rose by eight per cent reflecting growth in our insurance businesses and higher sales of fixed rate wealth management products in response to equity market volatility. Segregated fund deposits in 2007 were buoyed by the sale of a $1 billion contract in Group Savings and Retirement Solutions. Excluding this sale, segregated fund deposits increased by 11 per cent in 2008.

Premiums and Deposits

For the years ended December 31

(Canadian $ in millions)	2008	2007	2006
Premiums	$6,765	$6,208	$5,932
Segregated fund deposits	6,611	6,982	4,619
Mutual fund deposits	515	558	761
ASO premium equivalents	2,488	2,373	2,225
Total premiums and deposits	$16,379	$16,121	$13,537

2008 Annual Report	19

Funds Under Management

Funds under management decreased by five per cent, or $3.9 billion, to $82.3 billion at December 31, 2008. The impact of equity market declines outweighed the increase from positive net sales and a 24 per cent rise in Manulife Bank’s invested assets as a result of continued strong growth in Manulife One mortgage lending assets.

Funds Under Management

As at December 31

(Canadian $ in millions)	2008	2007	2006
General fund	$52,314	$51,474	$46,509
Segregated funds	27,628	31,391	27,448
Mutual and other funds	2,320	3,286	3,441
Total funds under management	$82,262	$86,151	$77,398

Moving Forward

Our vision is to be the premier life insurance based financial services organization in Canada with a reputation for innovative products, excellent service and professional value-added advice. Our focus is on distribution excellence, product leadership, cross-business unit collaboration and providing service value to our customers. While it is expected that the current economic environment will impact growth rates in the short-term, we believe that with our focus on business fundamentals, supported by the strong Manulife Financial brand, we will maintain our leadership position in the Canadian insurance industry.

Continually enhancing our strong multi-channel distribution capabilities is critical to success in all of our businesses. The group businesses will continue to focus on expanding points of distribution, adding capacity in under-penetrated channels and markets. Our distribution success in individual products is built on a diversified, multi-channel independent distribution platform and we will continue to expand and enhance our distributor relationships.

Contributing to our strength in distribution is our commitment to provide advisors with competitive products and services to meet customers’ diverse needs. We will continue to invest in the industry-leading professional value-added services provided by our tax and estate planning teams as well as channel and product wholesalers who market our product and sales solutions to advisors, keeping them current on developments and innovative ways to meet a client’s needs. The recently launched Retirement Solutions Centre provides tools to help advisors learn more about using a combination of products to help clients better plan for and protect their retirement income. This innovative approach is one response to changing demographics and health care reform as aging baby boomers approach retirement and seek more comprehensive financial planning and health care solutions. We will continue to focus on this target market enhancing our life, living benefits, banking and savings products; and expanding the capabilities of the Retirement Solutions Centre to meet the evolving needs of an aging Canadian population.

Group Benefits maintains its strong presence in the mature Canadian marketplace, developing new products and services in response to the changing legislative and demographic landscape in Canada. Group Savings and Retirement Solutions will continue to expand its share in the mid to large case market creating innovative, value-added solutions to assist plan members in accumulating retirement assets and planning for their retirement income.

Service quality is key for all our businesses, underlying both sales growth and customer retention. Our technology and infrastructure initiatives are concentrated on improving customer satisfaction by supporting new product development and improving service, while driving productivity gains and expense efficiencies. We closely monitor customer and advisor perceptions of our service quality in order to proactively improve their service experience. Our Retail Service Program is a cooperative effort across all our business units to more closely align service across the Division and make us “easy to do business with” by leveraging technology and resources and developing common processes, forms and standards. Consistent with the theme of improving service and reducing expenses, we continue to rationalize multiple administration systems, a legacy from previous merger and acquisition activity, as well as implement new technology solutions across our businesses. Examples in progress include “Insight” which allows an advisor to view all of a client’s Manulife Financial products on a single platform and Distributor Relationship Services (“DRS”) which provides a single centralized source of advisor contract and contact information.

20	2008 Annual Report

Asia and Japan Division

Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines, expanding into Singapore, Indonesia, Taiwan, China, Japan, Vietnam, Malaysia and Thailand. We provide protection and wealth management products in select markets throughout the region. Protection products include life insurance, group life and health, and hospital coverage. Wealth management products include mutual funds, pensions, variable annuities and segregated funds.

In 2008, Asia and Japan Division contributed 14 per cent of the Company’s total premiums and deposits and, as at December 31, 2008, accounted for 12 per cent of the Company’s funds under management.

Financial Performance

Earnings for 2008 were US$243 million compared to US$794 million reported in 2007. Strengthened segregated fund guarantee liabilities in Japan and lower fee income across all wealth management businesses were only partially offset by in-force business growth, new product launches and gains on pricing actions taken in Hong Kong.

Summary Statements of Operations

For the years ended December 31 (in $ millions)			Canadian $			US $
	2008	2007	2006	2008	2007	2006
Revenue
Premium income	$3,381	$2,946	$2,933	$3,159	$2,753	$2,588
Investment income
Investment income	838	744	863	789	689	761
Realized and unrealized (losses) gains on assets supporting policy liabilities	(1,458)	519	–	(1,412)	497	–
Other revenue	853	767	515	805	723	454
Total revenue	$3,614	$4,976	$4,311	$3,341	$4,662	$3,803
Policyholder benefits	$1,857	$2,596	$2,152	$1,592	$2,436	$1,900
General expenses	671	598	564	629	560	498
Investment expenses	48	58	44	46	54	39
Commissions	708	645	566	668	604	498
Other	107	93	84	100	87	73
Total policy benefits and expenses	$3,391	$3,990	$3,410	$3,035	$3,741	$3,008
Income before income taxes	$223	$986	$901	$306	$921	$795
Income taxes	(61)	(166)	(166)	(78)	(159)	(147)
Net income	$162	$820	$735	$228	$762	$648
Less net (loss) income attributed to participating policyholders	(15)	(31)	46	(15)	(32)	41
Net income attributed to shareholders	$177	$851	$689	$243	$794	$607

Premiums and Deposits

Premiums and deposits were US$9.2 billion, down six per cent from US$9.8 billion reported in 2007. Growth in insurance premiums generated by in-force business growth and new product launches was more than offset by the decline in wealth management deposits due to volatile equity markets.

Premium income grew 15 per cent over 2007 driven by in-force business growth and sales from most territories, particularly Japan where premiums from new product launches amounted to US$90 million. Growth in the territories was driven by the branch expansion in China, new product launches in Singapore and growth in Indonesia.

Segregated fund deposits declined four per cent because of lower unit-linked product sales in Hong Kong and Singapore. These declines were partially offset by a 10 per cent increase in variable annuity deposits, on a constant currency basis, and higher pension deposits in Hong Kong.

Mutual fund deposits were US$0.5 billion, down US$0.8 billion from US$1.3 billion reported in 2007. Lower mutual fund deposits due to volatile financial markets were partially offset by mutual fund sales through our newly acquired asset management company in Taiwan in the fourth quarter.

2008 Annual Report	21

Premiums and Deposits

For the years ended December 31 (in $ millions)			Canadian $			US $
	2008	2007	2006	2008	2007	2006
Premium income	$3,381	$2,946	$2,933	$3,159	$2,753	$2,588
Segregated fund deposits	5,837	6,122	4,747	5,563	5,774	4,177
Mutual fund deposits	531	1,338	681	498	1,270	598
Total premiums and deposits	$9,749	$10,406	$8,361	$9,220	$9,797	$7,363

Funds Under Management

Funds under management decreased by seven per cent, or US$3.0 billion, to US$40.8 billion as at December 31, 2008. Net policyholder cash inflows of US$5.4 billion and the funds assumed through our newly acquired asset management company in Taiwan were more than offset by the negative impact of declining equity markets in the past twelve months.

Funds Under Management

As at December 31 (in $ millions)			Canadian $			US $
	2008	2007	2006	2008	2007	2006
General fund	$21,406	$16,752	$16,560	$17,476	$16,954	$14,212
Segregated funds	24,541	20,727	17,232	20,039	20,977	14,787
Mutual and other funds	4,024	5,779	3,744	3,286	5,848	3,213
Total funds under management	$49,971	$43,258	$37,536	$40,801	$43,779	$32,212

Moving Forward

Asia and Japan Division will leverage its core strengths of professional agency distribution and commitment to customer service excellence to expand distribution through banks, financial advisors and other alternative channels and to expand product offerings with a particular emphasis on wealth management across the region.

In Hong Kong, our brand recognition is supported by our 1.5 million customers, strong financial ratings and a professionally trained agency force of over 3,700. We will continue to diversify our distribution in the bancassurance and independent financial advisory channels by strengthening our wholesaling and account management capabilities and by building a service and compliance support platform that differentiates us from our competitors. By continuing our aggressive product development efforts we will maintain our leading range of investment, savings and protection products.

In Japan, we continue to grow our Insurance and Wealth Management businesses through channel expansion, additional distribution relationships and broader product offerings that appeal to the unique characteristics of each channel. Late in 2008, we added a second pillar to our Wealth Management business with the addition of Mutual Funds. Moving forward, we will continue to leverage our North American expertise in product development and distribution in order to capitalize on growth opportunities in our Wealth Management businesses. Our focus for Insurance remains on increasing the productivity of our career agents channel, expanding and diversifying our independent agent relationships, a channel that has seen significant growth this past year, and introducing new products, including those tailored for the corporate market through our independent agencies and insurance products for distribution through our bank relationships. In 2008, our development of corporate products for the Managed General Accounts channel helped fuel significant growth in that channel as well as in our career agent channel.

In China our focus continues to be on geographic expansion to solidify our position as a leading Sino-foreign insurance joint venture. We ended 2008 with operations in 34 cities, and were approved for an additional city, the most of any foreign insurance joint venture. We will continue to focus on growing our operations geographically and expanding distribution and product beyond our traditional agency and insurance product focus.

Our Other Asia Territories’ operations are becoming increasingly larger contributors to our overall results, a trend that we expect to continue. Distribution initiatives include expanding the agency channel through accelerated recruiting, improved retention and increased productivity and continuing to diversify by seeking new and alternative distribution that offers significant opportunities for growth. Many initiatives are in place or being planned across all territories, seizing opportunities as they arise or exploring and testing options with potential new distribution partners. In 2008, we established an asset management company in Malaysia and acquired an asset management company in Taiwan and we continue to expand our asset management footprint.

22	2008 Annual Report

Reinsurance Division

Established in 1984, our Reinsurance Division has become one of North America’s leading providers of risk management solutions, specializing in retrocession. In simple terms, reinsurance is the transfer of all or part of certain risks related to policies issued by an insurance company to a reinsurer. Retrocession is reinsurance whereby a reinsurer assumes risk from other reinsurers.

Through offices in Canada, the United States, Belgium, Barbados, Germany, Singapore and Japan, we provide customer-focused solutions and innovative products in the following lines of business:

■	Life – offering retrocession of traditional life mortality risk and specialized non-traditional solutions;

■	Property and Casualty – offering retrocession of traditional property catastrophe and aviation catastrophe risks for Property and Casualty reinsurers; and

■	International Group Program (“IGP”) – offering international employee benefits management to multinational corporations and their affiliates through a global network of life insurance companies.

In 2008, Reinsurance Division contributed two per cent of the Company’s premiums and deposits.

Financial Performance

Earnings for the year 2008 were US$154 million, down 30 per cent from US$221 million reported a year earlier. The decrease in earnings was attributable to the significantly higher reserves required for our closed block of segregated fund guarantee business partially offset by improved property and casualty claim experience and an update in premium accrual estimates.

Summary Statements of Operations

For the years ended December 31 (in $ millions)			Canadian $			US $
	2008	2007	2006	2008	2007	2006
Revenue
Premium income	$1,091	$1,026	$1,010	$1,028	$956	$890
Investment income
Investment income	175	186	208	164	172	184
Realized and unrealized (losses) gains on assets supporting policy liabilities	(43)	29	–	(45)	31	–
Other revenue	24	20	19	23	19	17
Total revenue	$1,247	$1,261	$1,237	$1,170	$1,178	$1,091
Policyholder benefits	$1,002	$862	$745	$926	$811	$658
General expenses	51	52	52	48	49	45
Investment expenses	4	4	3	4	3	3
Commissions	2	4	5	2	3	5
Other	10	8	10	9	7	8
Total policy benefits and expenses	$1,069	$930	$815	$989	$873	$719
Income before income taxes	$178	$331	$422	$181	$305	$372
Income taxes	(24)	(93)	(116)	(27)	(84)	(102)
Net income attributed to shareholders	$154	$238	$306	$154	$221	$270

Premiums

Premiums were US$1,028 million, up eight per cent from US$956 million reported in 2007. Life Reinsurance premium grew by 13 per cent due to strong new business volumes. Higher sales volume as well as the Euro currency appreciation contributed to an increase in IGP’s premium income.

Premiums

For the years ended December 31 (in $ millions)			Canadian $			US $
	2008	2007	2006	2008	2007	2006
Life Reinsurance	$584	$523	$476	$548	$487	$419
Property and Casualty Reinsurance	68	70	97	63	66	86
International Group Program	439	433	437	417	403	385
Total premiums	$1,091	$1,026	$1,010	$1,028	$956	$890

Moving Forward

With the volatile economic environment expected to continue in 2009, Reinsurance Division’s primary focus is to write profitable business while maintaining a leadership position in our three core markets. Although the market for life retrocession continues to feel the

2008 Annual Report	23

impact of pricing pressures and increased retention by reinsurers and direct writers, the turbulence in the financial markets is expected to have a negative impact on insurers, as well as reinsurers, pushing them to seek solutions to address capital issues. Given our leadership position in the individual life retrocession market and our capital strength, we expect to work with our clients to find mutually attractive in-force opportunities as well as extend our excess-of-retention pool business. In addition, we will continue to work with clients to develop customized non-traditional reinsurance solutions that meet their requirements for risk and capital management.

The Property and Casualty catastrophe retro market show signs of stabilizing in 2009 with continued improvement in premium rates. Our Property and Casualty operations successfully filled its capacity limits taking advantage of the current market conditions to improve the quality of our portfolio.

The focus for IGP operations will be to maintain our dominant position in the North American market while growing in the European and Asian markets, despite the increased competition from leading providers.

Supplemental Information Regarding Non-Traditional Life Reinsurance

Reinsurance Division provides non-traditional reinsurance and retrocessional coverage to life and annuity insurers and reinsurers. This type of non-traditional life cover has been classified as financial reinsurance.

The non-traditional coverage is primarily coinsurance and modified coinsurance coverage of a share of specified blocks of life insurance or annuity contracts issued or reinsured by the cedant. It may also include the reinsurance of large blocks of life insurance on a yearly renewable term basis. All of the non-traditional coverage receives deposit accounting treatment for Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”) purposes, but meets the requirements for reinsurance accounting under statutory rules. Under Canadian GAAP and U.S. GAAP deposit accounting, Reinsurance Division’s income related to these transactions is recorded as fee income, reported in other revenue on the income statement, and liabilities, if any, are recorded as deposit liabilities.

The main difference between traditional and non-traditional coinsurance and modified coinsurance for life and annuity reinsurance is that, in a non-traditional reinsurance agreement, the reinsurer pays a lower ceding commission for its share of a block of business than would otherwise be paid under a traditional reinsurance contract. Non-traditional transactions often involve the payment of experience refunds to the ceding insurer covering a substantial portion of the earnings accruing to the business reinsured during the early years of the contract. In addition, the contracts contain recapture rights (that is, rights of the ceding company to reassume future obligations for the reinsured contracts) that are often more flexible than those found in traditional coverage. These more flexible recapture rights are coupled with terms that create an incentive for the ceding insurer to recapture if the block is profitable on a statutory accounting basis.

All of the non-traditional life and annuity treaties written by the Company provide prospective coverage, covering liabilities extending out over the life of the underlying policyholder life and annuity contracts.

24	2008 Annual Report

Corporate and Other

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on residual capital (assets backing capital, net of amount allocated to operating divisions), changes in actuarial methods and assumptions, the John Hancock Accident and Health operation, which primarily consists of contracts in dispute, and other non operating items.

As at December 31, 2008, Corporate and Other accounted for nine per cent of the Company’s funds under management.

Financial Performance

Corporate and Other reported a loss of $328 million in 2008, compared to income of $190 million reported in 2007. A significant contributor to the decrease in earnings was the impact of deteriorating equity markets, as this reduced realized gains from the sale of public equities and resulted in equity impairment charges. In addition, a change in assumptions on leveraged lease arrangements contributed to the decline. Partially offsetting these items was higher income from changes in actuarial methods and assumptions, higher oil and gas income reflecting higher average prices during the year and the non-recurrence of a charge for asset repositioning at the beginning of 2007 as a result of moving to the new Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3855 “Financial Instruments – Recognition and Measurement”.

Summary Statements of Operations

For the years ended December 31 (Canadian $ in millions)	2008	2007	2006
Revenue
Investment income (loss)	$(995)	$33	$358
Other revenue	294	305	299
Realized gains on invested assets	180	456	–
Total revenue	$(521)	$794	$657
Policyholder benefits	$(1,087)	$(109)	$(243)
General and investment expenses	454	369	417
Other	588	418	381
Total policy benefits and expenses	$(45)	$678	$555
Income (loss) before income taxes	$(476)	$116	$102
Income taxes	148	29	2
Net income (loss)	$(328)	$145	$104
Loss attributed to participating policyholders(1)	–	45	–
Net income (loss) attributed to shareholders	$(328)	$190	$104
(1)	Represents one-time charge to participating accounts in China reflecting the impact of moving to a methodology consistent with the other territories.

Funds Under Management

Funds under management increased by ten per cent, or $3.1 billion, to $35.0 billion as at December 31, 2008. This increase is primarily driven by $2 billion of new deposits in Investment Division’s externally managed business, funds received from the five year term loan and share capital financing and the impact of the strengthening U.S. dollar. Partially offsetting these increases were the market value declines in both the equity and bond portfolios.

Funds Under Management

As at December 31

(Canadian $ in millions)	2008	2007	2006
General fund	$11,298	$9,606	$11,620
Segregated funds	3,111	2,594	2,727
Third party funds managed by Investment Division	20,633	19,704	24,164
Total funds under management	$35,042	$31,904	$38,511

2008 Annual Report	25

Investment Division

Manulife Financial’s Investment Division, operating as MFC Global Investment Management (“MFC Global”), manages assets for the Company’s general fund and for third party retail and institutional clients through a variety of products and distribution channels. MFC Global manages a broad range of investments including equities, government and corporate bonds, debt private placements (“private placements”), real estate, mortgages, oil and gas, timber and agricultural land. Additionally, MFC Global has a physical presence in key financial centers around the world, including the United States, Canada, Hong Kong, Japan, the United Kingdom, Australia, and throughout South-East Asia.

General Fund Assets

The Company’s general fund invested assets increased to $187.5 billion as at December 31, 2008 from $161.3 billion as at December 31, 2007. The increase in assets was driven by $27.2 billion of positive currency impact due to the weakening Canadian dollar during the year, partially offset by $9.0 billion of negative mark to market of public securities. The following table shows the composition of the Company’s general fund invested assets.

General Fund Assets

As at December 31 (Canadian $ in millions)		2008		2007
	Carrying value	% of total	Carrying value	% of total
Cash and short-term investments	$17,269	9	$12,354	8
Bonds	83,148	44	72,831	45
Stocks	8,354	4	11,134	7
Mortgages	30,963	17	26,061	16
Private placements	25,705	14	21,591	13
Policy loans	7,533	4	5,823	4
Bank loans	2,384	1	2,182	1
Real estate	7,274	4	5,727	4
Other investments	4,871	3	3,597	2
Total invested assets	$187,501	100	$161,300	100

Bonds and Private Placements

The Company’s bond and private placement portfolio represented 58 per cent (2007 – 58 per cent) of invested assets as at December 31, 2008. This portfolio of public bonds and private placements is diversified by sector as well as by industry, duration and issuer. At the end of 2008, 95 per cent (2007 – 96 per cent) of the portfolio was invested in investment grade rated securities (BBB and higher).

The following table shows the distribution of the fair value of bond and private placement portfolio by sector and industry.

Bonds and Private Placements As at December 31 (Canadian $ in millions)			2008			2007
	Fair value	% of total	% Investment Grade	Fair value	% of total	% Investment Grade
Government and agency	$28,537	27	96	$25,383	27	96
Financial	22,348	21	98	21,048	22	99
Telecommunications	2,699	3	90	2,421	3	90
Utilities	15,951	15	95	12,475	13	94
Energy	7,468	7	99	5,761	6	98
Industrial	6,119	6	92	5,364	6	94
Securitized (ABS/MBS)	8,885	8	98	9,218	10	99
Consumer (non-cyclical)	5,197	5	91	4,869	5	94
Consumer (cyclical)	3,661	3	86	2,789	3	88
Basic materials	3,759	3	82	3,237	4	80
Technology	809	1	100	263	–	100
Media and internet	1,585	1	95	1,308	1	97
Diversified and miscellaneous	400	–	94	268	–	98
Total bonds and private placements(1)	$107,418	100	95	$94,404	100	96
(1)

Includes fair value of bonds of $83,148 million (2007 – $72,831 million) and private placements of $24,270 million (2007 – $21,573 million) with carrying value of $83,148 million (2007 – $72,831 million) and $25,705 million (2007 – $21,591 million) respectively.

Mortgages and Real Estate

As at December 31, 2008 mortgages represented 17 per cent (2007 – 16 per cent) of invested assets with 51 per cent of the mortgage portfolio in Canada and 49 per cent in the United States. Commercial mortgages accounted for 71 per cent of total mortgages with the rest being agricultural and Canadian residential mortgages. Predominantly composed of first mortgages, the portfolio is diversified by geographic region, property type and mortgagor. Government-insured loans represented 25 per cent of the total mortgage portfolio, offering an excellent risk-adjusted return. The commercial mortgages book (Canada – 39 per cent, U.S. – 61 per cent) is extremely high quality with low loan to value ratios (Canada – 61.7 per cent, U.S. – 62.1 per cent) and high debt service ratios (Canada – 1.61 times, U.S. – 1.62 times).

26	2008 Annual Report

As at December 31, 2008 four per cent (2007 – four per cent) of the Company’s invested assets were held in real estate, with a fair value of $9.2 billion (2007 – $7.6 billion). The portfolio is diversified by geographic region, with 63 per cent located in the United States, 29 per cent in Canada and eight per cent in Asia. The portfolio is also diversified by property type, with 87 per cent in commercial properties and 13 per cent in timber and agriculture. The commercial portfolio is focused on high quality office buildings located in superior downtown and large suburban markets across North America and Japan. The properties have very strong occupancy rates. Office properties represented 80 per cent of the commercial portfolio, with the remainder shared between industrial, retail, residential and other property types.

Stocks

As at December 31, 2008 stocks represented four per cent (2007 – seven per cent) of invested assets. The portfolio consists almost entirely of publicly traded common stocks and is diversified by industry sector and issuer. As at December 31, 2008 the stock portfolio was invested 31 per cent in U.S. issuers, 37 per cent in Canadian issuers, 26 per cent in Asian issuers and six per cent in other issuers.

Other Investments

Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agricultural sectors.

Third Party Assets

MFC Global manages a significant book of third party assets on behalf of clients of the Company’s operating divisions and institutional clients. Assets managed for third parties increased by $4.6 billion to $95.6 billion, driven by net sales of $13.6 billion and the positive impact of currency translation of $16.8 billion more than offsetting the $25.8 billion impact of declines in global equity and credit markets.

Third Party Assets

As at December 31, (Canadian $ in millions)			Change
	2008	2007	$	%
Managed on behalf of:
Operating Division clients	$69,088	$64,728	$4,360	7
Institutional clients	26,484	26,247	237	1
Total third party assets	$95,572	$90,975	$4,597	5

Moving Forward

The Investment Division’s two primary goals are to consistently achieve superior investment returns and to grow its investment management services for the Company’s external clients. The Company’s disciplined investment philosophy, diversified holdings, global access and capabilities, portfolio of alternative assets and strong credit quality are expected to continue to provide enhanced risk adjusted returns.

To grow the investment business, we will continue to leverage our strong distribution network, expertise and scale to provide superior asset management for our clients. Despite the current market turmoil, we are optimistic that management’s continued focus on providing strong investment returns over the long-term and value-added investment strategies will continue to generate strong business growth.

2008 Annual Report	27

Risk Management

Overview

Manulife Financial’s goal in managing risk is to strategically optimize risk taking and risk management to support long term revenue and earnings growth, and shareholder value growth. We achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations, by identifying, monitoring and measuring all key risks taken, and by proactively executing effective risk control and mitigation programs.

We target to assume risks at levels prudent in relation to the Company’s capital strength and earnings capacity, that are aligned with our operational capabilities, meet our corporate ethical standards, allow us to remain diversified across risk categories, businesses and geographies, and for which we are appropriately compensated over the long term. We must manage risks effectively to safeguard our reputation and capital, and to meet the expectations of our shareholders, customers and regulators.

We employ an enterprise-wide approach to all risk taking and risk management activities globally. The enterprise risk management framework sets out policies and standards of practice related to risk governance, risk identification and monitoring, risk measurement, and risk control and mitigation. With an overall goal of effectively executing risk management activities, we continuously invest to attract and retain qualified risk professionals, and to build and maintain the necessary processes, tools and systems.

Individual risk management strategies are also in place for each specific key risk within our broad risk categories: strategic, market and liquidity, credit, insurance and operational. To ensure consistency, these strategies incorporate policies and standards of practice that are aligned with those within the enterprise risk management framework, covering:

■	Assignment of risk management accountabilities across the organization;

■	Delegation of authorities related to risk taking activities;

■	Philosophy related to assuming risks;

■	Establishment of specific risk limits;

■	Identification, measurement, monitoring, and reporting of risks; and

■	Activities related to risk control and mitigation.

2008 presented extraordinary challenges for the risk management function at Manulife Financial. The ongoing deterioration of the economy overall and severe dislocation of the financial markets continues to weigh heavily on the financial services industry. In this environment, Manulife Financial is not immune. While our disciplined investment risk management approach resulted in our asset portfolio performing comparatively well, the severe equity market declines had a material impact on the operations of our Company, in large part arising from our variable annuity and segregated fund guarantee exposures. While these potential obligations are long-term in nature and payable over a 30 year period beginning in several years, we must account for the increase in liabilities currently. In the face of continuing market instability, measures were taken to strengthen our capital base to provide us with a capital position that we expect will provide the flexibility to absorb further market declines.

With our significant balance sheet and earnings sensitivity to equity market performance, as well as exposures related to declining interest rates and heightened credit challenges, managing risk and capital will have even heightened priority. Plans are being implemented to stem the growth in equity exposure. Our investment portfolio has been, and will continue to be, managed conservatively. Product designs and prices are being reviewed and modified to achieve a reduced risk profile appropriate for the current market environment.

Risk Governance

Sound business decisions require a strong risk culture, and well-informed executive management and Board of Directors. The Audit and Risk Management Committee (“ARMC”) of the Board of Directors oversees our global risk taking activities and risk management practices. The ARMC periodically reviews and approves our enterprise risk management policy, risk taking philosophy, overall risk appetite, and monitors compliance with all key risk policies and limits. The ARMC regularly reviews with management trends in material risk exposures and major risk taking activities, and the ongoing effectiveness of our risk management practices. Recognizing the increasing risk environment, the Board of Directors and ARMC has, and will continue to, increase their focus on risk oversight. The Conduct Review and Ethics Committee of the Board oversees activities and risks specifically related to conflicts of interest, confidentiality of information, customer complaints and related third party transactions, and the Management Resources and Compensation Committee of the Board oversees global human resources strategy, policies, key programs, and all related risks.

The Chief Executive Officer (“CEO”) is directly accountable to the Board of Directors for all risk taking activities and risk management practices, and is supported by the Chief Financial Officer (“CFO”) and Chief Risk Officer (“CRO”) as well as by the Executive Risk Committee (“ERC”). Together, they shape and promote our risk culture throughout our global operations. The ERC, along with other executive-level risk oversight committees, establish risk policy, guide risk taking activity, monitor material risk exposures, and sponsor strategic risk management priorities throughout the organization.

28	2008 Annual Report

Business units across the organization are accountable for the risks they assume. Business unit general managers are responsible for ensuring their business strategies align with the Company’s risk taking philosophy and culture, for thoroughly evaluating and managing all risk exposures consistent with our enterprise risk policies and standards of practice, and for delivering returns commensurate with the level of risk assumed.

Corporate Risk Management (“CRM”), under the direction of the CRO, establishes and maintains our enterprise risk management framework as well as individual risk management strategies for each broad risk category, and oversees the execution of these strategies across the enterprise. CRM proactively partners with business units to ensure a consistent enterprise-wide assessment of risk, risk-based capital, and risk-adjusted returns.

Risk Identification and Monitoring

Manulife Financial evaluates all potential new business initiatives, acquisitions, product offerings, reinsurance arrangements, and investment and financing transactions on a directly comparable risk-adjusted basis. Our comprehensive processes identify, monitor, measure, and control the risks assumed using a common set of practices. Business units identify and assess risks arising from their activities on an ongoing basis, as an integral component of their business management processes. CRM oversees a formal process for monitoring and reporting on enterprise-wide risk exposures relating to specific risk categories, discusses risk exposures with our various risk oversight committees, and submits requests for approval of any policy limit exceptions, as required.

On a quarterly basis, the ERC, ARMC and Board of Directors each review risk reports that present all key elements of our risk profile and exposures across all risk categories enterprise-wide, incorporating both quantitative risk measures and qualitative assessments. The reports also highlight key risk management activities and facilitate monitoring of compliance with all key risk policy limits. The reports present information gathered through a formal risk identification and assessment process involving business unit general managers and their executive teams, as well as corporate executives overseeing global risk management programs.

The Chief Actuary presents the results of the Dynamic Capital Adequacy Testing (“DCAT”) to the Board of Directors annually. Our Internal Auditor independently reports the results of internal audits of risk controls and risk management programs to the ARMC semi-annually. Management reviews the implementation of all global risk management programs, and their effectiveness, with the ARMC annually.

Risk Measurement

Risk exposures are evaluated using a variety of risk measures. Certain of these risk measures are used across a number of risk categories, while others apply only to a single risk type. Risk measures range from simple key risk indicators and scenario impact analyses, to deterministic stress testing of earnings and shareholders’ economic value, as well as sophisticated stochastic scenario modeling of economic capital and earnings at risk. Economic capital and earnings at risk, in particular, provide measures of enterprise-wide risk that can be aggregated, and compared, across all business activities and risk types. Qualitative assessments are performed for those risk types that cannot be reliably quantified.

We measure consolidated internal risk-based capital using a combination of economic capital and Canadian-based Minimum Continuing Capital and Surplus Requirements (“MCCSR”). Economic capital measures the amount of capital needed to meet all obligations with a very high and pre-defined confidence level. We evaluate our consolidated earnings volatility using an earnings at risk metric, which measures the potential variance from expected earnings over a pre-defined period, with a pre-defined confidence level. Both economic capital and earnings at risk are measured enterprise-wide and can be allocated by risk, product line, asset category, and market. We continue to expand the application of economic capital, in the evaluation of risk-adjusted returns for product pricing and investment decision support, throughout our organization.

We stress test our regulatory capital adequacy over a five year projected timeframe, incorporating both existing and projected new business activities, under a number of significantly adverse but “plausible” scenarios through our DCAT.

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Risk Control and Mitigation

Risk control activities are in place throughout the Company to mitigate risks to within the approved risk limits for each specific risk. Controls, which include policies, procedures, systems and processes, are appropriate and commensurate with the key risks faced at all levels across the Company and are a normal part of day to day activity, business management and decision making.

CRM establishes and oversees formal review and approval processes, involving independent individuals, groups or risk oversight committees, for product offerings, reinsurance, investment activities and other material business activities, based on the nature, size and complexity of the risk taking activity involved. Authority for assuming risk at the transaction level is delegated based on the skill, knowledge and experience of the specific individuals.

Risk mitigation activities, such as product and investment portfolio management, hedging, reinsurance and insurance protection are used to ensure our aggregate risk remains within our risk appetite and limits. Internal controls within the business units and corporate functions are in place to limit our exposure to operational risks.

The Company manages risk taking activities against an overall group appetite for assuming risk that reflects the financial condition and the business strategies and risk tolerances approved by the Board of Directors. The risk appetite is set in relation to a variety of risk measures including economic capital and earnings at risk, as well as regulatory capital requirements. To ensure exposures to particular risks are appropriate and that the Company remains well-diversified across risk categories, we manage specific risk exposures against enterprise-wide limits established for each of these specific risks. These limits are set in relation to risk measures ranging from economic capital and earnings at risk to risk measures applied only to the particular risk.

The following charts show the composition of the Company’s internal risk-based capital by broad risk category and product line. Over 2008, the most significant change in the composition of our internal risk-based capital by category was an increase in capital associated with off-balance sheet guarantees in our variable annuity products, where the risk exposure is primarily related to the performance of equity markets.

The following sections describe the key risks we face in each broad risk category and highlight the strategies in place to manage these risks.

Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.

Key Risk Factors  Manulife Financial operates in highly competitive markets and competes for customers with both insurance and non-insurance financial services companies. Customer loyalty and retention, and access to distributors, are important to the Company’s success and are influenced by many factors, including our product features, service levels, prices relative to our competitors, and our financial strength ratings and reputation. External business, economic, political, tax, legal and regulatory environments can significantly impact the products and services we can offer, and their price and attractiveness.

Risk Management Strategy  The CEO and Executive Committee establish and oversee execution of business strategies, and have accountability to identify and manage the risks embedded in these strategies. They are supported by a number of important processes:

■	Strategic planning that is integrated with risk assessments and reviewed where appropriate with the Board of Directors;

■	Detailed business planning executed by divisional management and reviewed by the CEO;

■	Quarterly operational performance reviews of all businesses, along with business risks, with the CEO and annual reviews with the Board of Directors;

■	Risk-based capital attribution and allocation that ensures a consistent decision making framework across the organization;

■	Review and approval of acquisitions and divestitures by the CEO and where appropriate with the Board of Directors.

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Market and Liquidity Risk

Market risk is the risk of loss resulting from adverse investment returns caused by market price volatility, interest rate and credit spread changes, and from adverse foreign currency rate movements. Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands.

Risk Management Strategy Overview  Manulife Financial’s Global Asset Liability Committee, with the support of a network of business unit asset liability committees, establishes and oversees the execution of the Company’s market risk management strategy including our asset liability management program. The programs cover the management of a variety of risks that arise in generating investment returns to support product liabilities, as well as returns on assets in the shareholders’ equity account. These risks include performance of non-fixed income investments, such as equities, commercial real estate, timberlands and oil and gas properties, interest rate changes, and foreign exchange rate changes, as well as liquidity risk. These programs are designed to keep potential losses from these risks within acceptable limits. Global investment policies establish enterprise-wide and portfolio level targets and limits, as well as delegated transaction approval authorities. The targets and limits are designed to achieve wide diversification across asset classes and individual investment risks within our investment portfolios, and to ensure they are suitable for the liabilities they support.

General account product liabilities are segmented into groups with similar characteristics that are each supported by a unique portfolio of investments. Investment policies and goals are established for each asset segment, setting out target investment strategies and portfolio management philosophies that best match the premium and benefit pattern, guarantees, policyholder options, and crediting rate strategies for the products they support. These encompass asset mix, quality rating, term profile, liquidity, currency and industry concentration targets, as well as portfolio management styles. Similarly, we establish a target investment strategy and portfolio management philosophy for our shareholders’ equity account. Our target investment strategies are established using sophisticated portfolio analysis techniques to optimize returns, subject to considerations related to regulatory and economic capital requirements, and tolerances with respect to risk.

Market Price and Interest Rate Risk

Key Risk Factors  Market price volatility and interest rate changes, including credit spreads, along with our product guarantees and policyholder withdrawal options, may lead to asset returns insufficient to support product liabilities, and may impact the value of assets held in our shareholders’ equity account. The level of our sales activity and asset retention may also be affected by the performance of markets, interest rates, inflation and general economic conditions as these will influence the performance of our general account investments, segregated funds and mutual funds.

Interest rate risk arises within our general fund primarily due to the uncertainty of future returns on investments made as recurring premiums are received, and to a lesser extent, due to tactical mismatch positions taken between the term profile of our assets and liabilities. Market price and interest rate risk also arises due to minimum rate guarantees and withdrawal options on products where investment returns are generally passed through to policyholders. If the term profile of our assets is shorter than our liabilities, interest rate declines may reduce the future return on invested assets supporting the liabilities. On the other hand, for products that pass through investment returns to policyholders, if rates increase significantly we may need to increase credited rates and reduce margins in order to remain competitive. Declines in market values of equity, commercial real estate, timberlands and oil and gas properties will also impact the return on assets supporting liabilities and in our shareholders’ equity account.

Market price and interest rate risk arising from our off-balance sheet products is due mainly to the death and living benefit guarantees provided on variable annuity and insurance products as well as the uncertainty of future levels of asset-based fees. Guarantees include death, maturity, income and withdrawal guarantees on variable products. A sustained decline in stock markets could increase the cost of guarantees associated with our variable products and reduce asset-based fee revenues. A sustained increase in equity market volatility or decline in interest rates could increase the costs of hedging the benefit guarantees provided.

Risk Management Strategy  We manage assets supporting products that generally pass through investment returns to policyholders, to achieve a target return designed to maximize dividends or credited rates, subject to established risk tolerances. We design guaranteed benefit insurance and wealth management products and set premiums and credited rates to limit the risk of not achieving targeted profit margins. To support wealth management products with fixed credited rates, we invest in fixed income assets that have a term profile generally matching the term profile of the liabilities, to the extent assets are available in the market at those terms. Several insurance and wealth management products have guaranteed benefits extending well beyond the term for which fixed income assets are generally available in the market. We manage assets supporting these long-dated benefits to achieve a target return sufficient to support these guaranteed obligations over their lifetime, subject to established risk tolerances, by investing a portion in a diversified basket of non fixed income assets, with the balance invested in fixed income portfolios. In response to the changed market conditions, guaranteed benefit products, and their premiums, are being reviewed and modified to ensure risk tolerances are maintained and targeted profit margins will continue to be achieved.

We evaluate market price and interest rate risk exposures using a variety of techniques and measures that are primarily based on projecting asset and liability cash flows under a variety of future interest rate and market return scenarios. These measures include durations, key-rate durations, convexity, delta, rho, gamma, vega, cash flow gaps, shareholders’ economic value sensitivity to specific stress scenarios, earnings at risk and economic capital.

Interest rate and credit spread risk arising in our general account, is managed against enterprise-wide economic capital and earnings at risk-based limits and economic value sensitivity limits for specific segments. We delegate trading authorities to individuals as well as accountabilities for managing and monitoring interest rate risk. Asset duration, key-rate duration and cash flow targets are reviewed,

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modified and communicated to portfolio managers with a frequency ranging from daily to annually, depending on the type of liabilities and the frequency and size of potential changes in the liability profiles. We monitor actual asset positions against targets and rebalance positions to within established interest rate risk exposure limits with a frequency ranging from daily to quarterly, depending on the potential exposure to changes in the profile of assets and liabilities.

We mitigate market price risk arising from our general account non fixed income investments by investing in a diversified basket of assets consisting of public and private equities, commercial real estate, timberland, agricultural land and oil and gas properties. We manage total non fixed income asset investments against an established aggregate limit and against aggregate limits for each asset category. To diversify risk, we manage our public and private equity investments against established targets and limits by industry type and corporate connection, commercial real estate investments to established limits by property type and geography, and timber and agricultural land investments to limits by geography and crop. We proactively manage allocations to non-fixed income assets, reflecting management’s risk preferences.

We mitigate both market price and interest rate risk arising from off-balance sheet products through benefit guarantee design, limitations on fund offerings, use of reinsurance and capital markets hedging. We have reinsured the investment return benefit guarantee risk on a portion of our in-force business and employ capital market hedging for a portion of our in-force and the majority of the new business we write. We design new product benefit guarantees and fund offerings to meet established extreme event risk exposure limits, based on economic capital and regulatory capital, and to achieve desired profit targets. Product guarantee features, fund offerings and fees are being reviewed and modified to ensure guarantees can be hedged effectively in the changed market conditions.

The Company’s aggregate exposure to equities is managed against enterprise-wide economic capital and earnings at risk-based limits. These limits cover the combined risk arising from off-balance sheet product death and living benefit guarantees, asset-based fees and general account investments.

Variable annuity guarantees generate the largest component of our exposure risk related to equity markets. We are implementing a comprehensive plan that will allow us to economically achieve a reduced level of exposure to equity market volatility. We have already begun to review our variable annuity guarantee offerings and modify product designs to better balance the features that have attracted customers to these products with the risk that they present to Manulife Financial. We will continue to provide variable annuity and segregated fund offerings, with potential obligations payable over a long time period, generally deferred several years. However, recognizing increasing volatility in equity markets, we will offer product designs and investment fund alternatives with reduced exposure to equity markets. We have also expanded our variable annuity hedging to encompass all new business written in the U.S and the majority of Canadian new business and will look for opportunities to economically hedge existing business. We intend to continue to monitor market conditions and manage product features, fee levels, and our hedging program throughout 2009 to ensure an appropriate balance between risk and long-term profitability for the variable annuity product line. We also intend to prudently limit growth in our guaranteed variable annuity businesses.

Market price and interest rate risk exposures are disclosed in note 8 to the consolidated financial statements.

Foreign Currency Risk

Key Risk Factors  A substantial portion of the Company’s global business is denominated in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. We also invest a substantial portion of our shareholders’ equity in non-Canadian denominated assets. If the Canadian dollar strengthened relative to non-Canadian currencies, the translated value of reported earnings from these non-Canadian denominated businesses would decrease and the translated value of our reported shareholders’ equity would decline.

Risk Management Strategy  Manulife Financial has a policy of matching the currency of our assets with the currency of the liabilities they support, to mitigate economic exposure to currency exchange rate changes. To limit the impact of changes in foreign exchange rates on regulatory capital ratios, we have a policy of generally matching the currency of the assets in our shareholders’ equity account to the liabilities they support, up to target capital levels. This policy is designed to ensure that changes to our reported shareholders’ equity are proportionate to changes in our reported capital requirements, stabilizing capital ratios from the impact of foreign exchange rates. However, the policy results in variability in reported shareholders’ equity. Currency risk exposure is managed to an established value at risk limit measured relative to the policy position.

The following table shows the impact on shareholders’ equity and net income of a one per cent change in the Canadian dollar relative to our key operating currencies.

Impact of Changes in Foreign Exchange Rates(1),(2)

	Shareholders’ Equity		Net Income
As at December 31 (Canadian $ in millions)	2008	2007	2008	2007
1% strengthening relative to U.S. dollar	$(189)	$(159)	$12	$(31)
1% strengthening relative to Japanese yen	$(15)	$(14)	$3	$(6)

(1)	A weakening in rates would have the exact opposite impact to that displayed above.

(2)

A strengthening or weakening of the average Canadian dollar relative to our key operating currencies can have a significant impact to our net income. For example, in the fourth quarter of 2008, the average Canadian dollar exchange rate weakened considerably against the U.S. dollar, resulting in an increase in the translated value of our U.S. dollar net loss. Similarly, a strengthening of the Canadian dollar would decrease our U.S. dollar net loss, and thus positively impact our net income.

32	2008 Annual Report

Liquidity Risk

Key Risk Factors  Manulife Financial is exposed to liquidity risk in each operating company and in the holding company. In the operating companies, expected cash demands arise day-to-day to fund anticipated policyholder benefits, deposit withdrawals, expenses and investment activities. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders either terminating policies with material cash surrender values, or not renewing them when they mature, deposit withdrawals and from an increase in the level of borrowers renewing or extending their loans when they mature.

The ability of MFC, the holding company, to fund its cash requirements depends upon it receiving dividends, distributions and other payments from its operating subsidiaries. These subsidiaries are generally required to maintain solvency and capital standards imposed by their local regulators and, as a result, have restrictions on payments which they may make to MFC.

Risk Management Strategy  Global liquidity management policies and procedures are designed to provide adequate liquidity to cover financial obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They take into account any legal, regulatory, tax, operational or economic impediments to inter-entity funding.

Liquidity risk is reduced by having policy liabilities that are well-diversified by product, market, geographical region and policyholder. We design insurance products to encourage policyholders to maintain their policies in-force, thereby generating a diversified and stable flow of recurring premium income. We design the policyholder termination features of our wealth management products and related investment strategies to mitigate the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies that match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. Liquid assets represent a large portion of our total assets. We manage our deposit funded businesses through a reliance on stable and diverse sources of funding with active management of the risk profile associated with the deposit mix. We forecast and monitor actual daily operating liquidity and cash movements in local operations as well as centrally, aiming to ensure liquidity is available and cash is employed optimally.

We also maintain centralized cash pools and access to other sources of liquidity such as repurchase funding agreements. Our centralized cash pool consists of cash or near-cash, high quality short term investments that are continually monitored for their credit quality and market liquidity. During the last two quarters of 2008, wholesale funding markets, primarily in the U.S., became disrupted. Consequently, seeking to reduce risk, Manulife has increased liquidity to historically high levels.

Cash and Government Securities

As at December 31 (Canadian $ in millions)	2008	2007
Cash and cash equivalents	$17,269	$12,354
Government bonds	24,280	21,793
Total	$41,549	$34,147
Cash and government securities as a % of total assets	19.7%	19.4%

Through the normal course of business, pledging of assets is required to comply with jurisdictional regulatory and other requirements including collateral pledged to mitigate derivative counterparty credit risk and assets held as collateral for repurchase funding agreements. Total unencumbered assets as at December 31, 2008 were $206.5 billion.

Global operating and strategic liquidity levels are managed against established minimums. We set minimum operating liquidity as the level of one month’s operating cash outflows. Our operating liquidity remains well above minimum requirements. We measure strategic liquidity under both immediate (within one month) and ongoing (within one year) stress scenarios. Our policy is to maintain the ratio of adjusted liquid assets to adjusted policy liabilities at or above a pre-established target. Adjusted liquid assets include cash and short-term investments, and marketable bonds and stocks that are discounted to reflect convertibility to cash, net of maturing debt obligations. Policy liabilities are adjusted to reflect their potential for withdrawal. Our strategic liquidity remains above policy targets.

Strategic Liquidity

	2008		2007
As at December 31 (Canadian $ in millions)	Immediate scenario	Ongoing scenario	Immediate scenario	Ongoing scenario
Adjusted liquid assets	$92,361	$93,504	$81,487	$81,571
Adjusted policy liabilities	$23,047	$30,090	$20,597	$26,750
Liquidity ratio	401%	311%	396%	305%

A separate liquidity risk management policy and process is run for Manulife Bank which at the end of 2008 had liquidity in excess of policy requirements.

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Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Key Risk Factors  A pronounced and sustained economic downturn could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions or impairments related to our general fund invested assets and off-balance derivative financial instruments, and an increase in provisions for future credit impairments to be included in our actuarial liabilities. Counterparty risk arises primarily from derivatives and reinsurance activities. Any of our reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them could lead to an increase in actuarial reserves.

Risk Management Strategy  The Credit Committee establishes and oversees execution of our credit risk management strategy. The committee sets out objectives related to the overall quality and diversification of our general account investment portfolio and establishes criteria for the selection of counterparties, including derivative counterparties as well as reinsurers and insurance providers. Our policies establish exposure limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. We invest our general account assets primarily in investment grade bonds and commercial mortgages. We do not actively participate in the credit derivative market, and currently have a minimal exposure to credit default swaps.

All of our credit-granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign each investment a risk rating based on a detailed examination of the borrower that includes a review of: business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. We assess and update risk ratings regularly, based on a standardized 22-point scale consistent with those of external rating agencies. For additional input to the process, we also assess credit risks using a variety of industry standard, market based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and company experience, and resulting default costs, which form key inputs to our product pricing, actuarial liabilities and economic capital.

We establish delegated credit approval authorities and make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating. We refer all major credit decisions to the Credit Committee and the largest credit decisions to the CEO for approval and, in certain cases, to the Board of Directors.

We have in place distinct derivative counterparty exposure limits, based on a minimum acceptable counterparty credit rating of A- from internationally recognized rating agencies. We measure derivative counterparty exposure as net potential credit exposure, which takes into consideration mark-to-market values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. We measure reinsurance counterparty exposure as both current exposure and potential future exposures reflecting the level of ceded actuarial liabilities. We require all reinsurance and insurance counterparties to meet minimum risk rating criteria.

Regular reviews of the credits within the various portfolios are undertaken to ensure that changes to credit quality are identified, and where appropriate, that corrective action is taken. Prompt identification of problem credits is a key objective. CRM provides independent credit risk oversight by reviewing assigned risk ratings, and monitoring problem and potential problem credits.

Our credit policies and procedures and investment strategies have remained fundamentally unchanged. Given the challenging credit environment experienced in 2008 and in response to the emerging environment, credit exposure in our investment portfolio is being actively managed to reduce risk and mitigate losses. Derivative counterparty exposure is being managed proactively and securities lending activities have been reduced.

An allowance for losses on loans is established when a loan becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of the loan and related investment income. We reduce the carrying value of an impaired loan to its estimated net realizable value at the time of recognition of impairment. We establish an allowance for losses on reinsurance contracts when a reinsurance counterparty becomes unable or unwilling to fulfill their contractual obligations. We base the allowance for loss on current recoverables and ceded actuarial liabilities. There is no assurance that the allowance for losses will be adequate to cover future potential losses or that additional provisions or asset write-downs will not be required.

Actuarial liabilities also include general provisions for credit losses from future asset impairments. We set these conservatively, taking into account normal historical levels and future expectations, with an allowance for adverse deviations. Fluctuations in credit default rates and deterioration in credit ratings of borrowers may result in losses if actual rates exceed expected rates. As at December 31, 2008 and December 31, 2007, for every 25 per cent that credit loss rates over the next year exceeded the rates provided for in actuarial reserves, net income would be reduced by $34 million and $21 million, respectively.

Credit risk exposures are disclosed in note 8 to the consolidated financial statements.

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Insurance Risk

Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses.

Key Risk Factors  A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when we design and price products, and when we establish actuarial liabilities. The development of assumptions for future claims are based on Company and industry experience; assumptions for future policyholder behavior are based on Company experience and predictive models. Such assumptions require significant professional judgment and therefore, actual experience may be materially different than the assumptions we make. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced, by many factors including market and general economic conditions, and the availability and price of other products in the marketplace.

Risk Management Strategy  The Product Oversight Committee oversees insurance risk management, together with all other elements of our product design and pricing practices, to ensure our product offerings align with our risk taking philosophy and risk limits, while promoting business opportunities. Within the broad framework set out by our Product Design and Pricing Policy, this committee establishes global product design and pricing standards and guidelines. These cover:

■ product design features ■ use of reinsurance ■ pricing models and software ■ internal risk-based capital allocations	■ target profit objectives ■ pricing methods and assumption setting ■ stochastic and stress scenario testing ■ required documentation	■ review and approval processes ■ experience monitoring programs

We designate individual pricing officers in each business unit who are accountable for all pricing activities. The general manager and chief financial officer of each business unit, and CRM, approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, as well as reinsurance treaties with third parties, ensuring corporate standards are met. Corporate Actuarial approves all actuarial valuation methods and assumptions and approves reinsurance treaties related to business in force, as well as all related party reinsurance treaties. We perform annual risk and compliance self-assessments of the product development and pricing activities of all businesses.

We utilize a global underwriting manual to ensure insurance underwriting practices for direct written life business are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures.

We apply retention limits per insured life to reduce our exposure to individual large claims which are monitored in each business unit. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies. Our current global retention limit is US$20 million for a single life (US$25 million for survivorship life policies) and is shared across business units. We apply lower limits in some markets and jurisdictions. We further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers.

As noted above, fluctuations in claims experience may result in losses. As at December 31, 2008 and December 31, 2007 for every five per cent that actual mortality and morbidity rates over the next year exceeded the rates provided for in actuarial reserves, net income would be reduced by $147 million and $127 million, respectively. Enterprise-wide, this claims exposure is lessened as a result of operating internationally and insuring a wide range of unrelated risk events, reducing the likelihood of high aggregate claims rates.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems failures, human performance failures or from external events.

Key Risk Factors  Operational risk is naturally present in all of the Company’s business activities and encompasses a broad range of risks, including reputation risk, regulatory compliance failures, legal disputes, technology failures, business interruption, information security and privacy, human resource management and employment practices, environmental concerns, processing errors, business integration, theft and fraud, and damage to physical assets. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, or damage to reputation. Operational risk is also embedded in all the practices we use to manage other risks therefore, if not managed effectively, can impact our ability to manage other key risks such as credit risk, market and liquidity risk and insurance risk.

Risk Management Strategy  Manulife Financial’s corporate governance practices, corporate values, and integrated, enterprise-wide approach to managing risk set the foundation for mitigating operational risks. We strengthen this base by ensuring appropriate internal controls and systems, together with trained and competent people, are in place throughout the organization. We establish and execute enterprise-wide risk management strategies for specific operational risks that could materially impact our ability to do business or impact our reputation. Within established corporate standards, business unit general managers are accountable for the day-to-day management of the operational risks inherent in their operations. Business units and functional areas perform risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures.

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Through our corporate insurance program, the Company transfers a portion of our operational risk exposure by purchasing global and local insurance coverage that provide protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfy legal requirements and contractual obligations. We determine the nature and amount of insurance coverage centrally, reflecting enterprise-wide exposures and risk tolerances.

The following is a further description of key operational risk factors with associated management strategies:

Reputation Risk  Reputation risk is the risk that our corporate image may be eroded by adverse publicity, as a result of our business practices or those of our employees, representatives and business partners, potentially causing damage to our franchise value. Representatives include affiliated broker-dealers, agents, wholesalers and independent distributors, such as broker-dealers and banks, whose services and representations our customers rely on. Business partners, among others, include third parties to whom we have outsourced some of our administrative functions and that we rely on to fulfill various obligations. Manulife Financial’s reputation is one of its most valuable assets and must be safeguarded. A loss of reputation is often a consequence of some other risk control failure whether associated with complex financial transactions or relatively routine operational activities. As such, reputation risk cannot be managed in isolation from other risks. Our enterprise-wide Reputation Risk Policy specifies the oversight responsibilities of the Board and the responsibilities of executive management, in managing reputation risk. We apply a set of guiding principles in conducting all our business activities, to protect and enhance our reputation, and place a priority on communication to and education of all employees and representatives. We require reputation risk assessments to be considered as part of business strategy development and execution. While the CEO and executive management are ultimately responsible for our reputation, every one of our employees and representatives has the responsibility to conduct their business activities in a manner that upholds our reputation. This responsibility is communicated to every director, officer and employee through our Code of Business Conduct and Ethics.

Legal and Regulatory Risk  The Company is subject to extensive regulatory oversight by insurance and/or financial services regulators in the jurisdictions in which it conducts business. While many of these laws, regulations and regulatory policies are intended to protect policyholders, beneficiaries and depositors and investors in our products and services, others also set standards and requirements for the governance of our operations. Failure to comply with applicable statutes or regulations could result in financial penalties or sanctions, and damage to reputation. We are also regularly involved in litigation, both as plaintiff and defendant, which could result in an unfavourable resolution. Global Compliance oversees our regulatory compliance program, supported by designated chief compliance officers in every division. The program is designed to promote compliance with regulatory obligations worldwide and to help ensure awareness of the laws and regulations that affect us, and the risks associated with failing to comply. Divisional compliance groups monitor emerging legal and regulatory issues as well as proposed regulatory changes and take an active role in attempting to influence these where appropriate. They also prepare us to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory, fraud and reputation risks, and helps to ensure significant issues are escalated and proactively mitigated. Among these processes and practices are: product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing and regulatory filings. In addition, we have an anti-fraud policy to protect the Company, its customers and other related third parties from acts of fraud. Divisions ensure that existing processes and controls give adequate consideration to the risk of fraud and Audit Services and Global Compliance periodically assess the effectiveness of the control environment.

Technology, Information Security and Business Interruption Risks  Technology is used in virtually all aspects of our business and operations including the creation and support of new products and services. Operational integrity, data integrity and security of information and our systems infrastructure are all relied upon for normal business operations. Disruption to operations due to system failure or information security breaches can have negative consequences for our businesses. Technology related risks are managed through a rigorous systems development protocol and global information security programs. Global Information Systems oversees risks associated with information security, information systems privacy and compliance, business continuity and disaster recovery planning. We have in place a global business continuity policy along with standards of practice to ensure key business functions can continue and normal operations can resume effectively and efficiently, in the event of a major disruption. Each business unit maintains its own business continuity plans and processes and the global program incorporates periodic scenario analysis to validate the assessment of both critical and non-critical units, as well as the establishment and testing of appropriate business continuity plans for all critical units. We establish and regularly test crisis management and communications protocols. We have off-site backup facilities available to minimize recovery time. We subject our outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, to review procedures, prior to their approval. We have comprehensive policies and procedures in place to monitor the ongoing results and contractual compliance of such arrangements.

Human Resource Risks  Attracting and retaining qualified resources is critical to the execution of our business strategies. We face tremendous competition for qualified executives, employees and agents from companies both within the financial services industry and in other industries. We have established and implemented a number of human resource policies, practices and programs in order to manage these risks and Corporate Human Resources manages our global human resource programs. Our executive management is committed to employee training and development, and our compensation program is designed to attract, motivate and retain high-performing employees. We have in place a number of recruiting programs to attract the best and the brightest for every level of the organization.

Environmental Risk  An environmental issue on a property owned by us or any property with which we are affiliated could result in financial or reputational loss. Manulife Financial’s environmental policy reflects the Company’s commitment to conducting all business activities in a manner that recognizes the need to preserve the quality of the environment, as well as the requirement to be compliant

36	2008 Annual Report

with all applicable environmental laws and regulations. In natural resource management operations, we have specific policies and procedures in place to mitigate environmental risks and operate in an environmentally responsible manner. We also have programs in place across the real estate holdings to conserve energy and reduce waste. In providing credit to borrowers, or making equity investments in private firms, we take reasonable steps to assess that counterparties are environmentally responsible.

Derivatives Risk  Derivatives are used to manage market risks. We mitigate the unique operational risks associated with the use of derivatives by having in place specific risk management policies and processes including limits on the notional volume of derivative transactions, authorized types of derivatives and applications, delegated authorization and trading limits for specific personnel, as well as the pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies.

Additional Risk Factors That May Affect Future Results

The Accounting Standards Board of the CICA makes changes to the financial accounting and reporting standards that govern the preparation of our financial statements. These changes may be difficult to anticipate and may materially impact how we record and present our financial condition and results of operations. As discussed under “Critical Accounting and Actuarial Policies”, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the financial statements and accompanying notes. These estimates and assumptions may require revision and actual results may differ materially from these estimates. As well, as noted under “Cautionary Statement Concerning Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Key risk factors and their management have been described above, summarized by major risk category.

Other factors that may affect future results include changes in government trade policy; monetary policy; fiscal policy; political conditions and developments in or affecting the countries in which we operate; technological changes; public infrastructure disruptions; changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health emergencies, such as an influenza pandemic, and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.

We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and Company specific risks that may adversely affect the future business, financial condition or results of operations of our Company.

2008 Annual Report	37

Capital Management

Overview

Manulife Financial manages its capital on a total company basis as well as for each regulated entity. Management seeks to optimize the Company’s capital structure under a variety of constraints as defined by regulatory rules, rating agency expectations, competitive considerations and our own business needs. During 2008, net capital issuances combined with proactive management of capital requirements and efficient deployment of capital across the Company has allowed us to maintain a solid capital position, notwithstanding the substantial deterioration in the global economic environment worldwide. Overall, the capital position of the Company and its subsidiaries remains in excess of regulatory requirements, with the capital levels of the key operating subsidiaries exceeding or within internal targets.

Capital Management Framework

The Company’s objectives with respect to capital management are: to remain in compliance with all regulatory requirements; to ensure safety and stability of our financial position; to ensure we have the flexibility to take advantage of attractive business and investment opportunities as they arise; and to optimize the return on shareholders’ equity.

In its assessments of capital adequacy, the Company typically adopts regulatory capital definitions and measures applicable to any given entity and jurisdiction in which an entity operates. These are supplemented by an internal capital measurement framework that reflects our own risk view. We establish internal targets for capital adequacy that meet or exceed regulatory requirements. This ensures ongoing compliance with regulatory constraints and enables us to properly take into account risk profiles, rating agency expectations and peer comparisons, among other considerations. Management regularly monitors capital against those internal targets and initiates action when appropriate.

Capital is generally allocated to business lines for planning and performance management purposes based on the higher of the internal risk-based capital and the regulatory capital levels.

The currency mix of assets supporting capital is consistent with the currency mix of the Company’s underlying liabilities. The impact of the currency movements on the capital ratios is thus mitigated as both available and required capital rise (fall) when the Canadian dollar weakens (strengthens).

As part of our annual DCAT, we assess the strength of our capital position under severe shock scenarios. The scenarios are determined each year to ensure their ongoing relevance to our business and risk profile. The 2008 results, updated in December 2008, indicated that the Company’s capital levels provided for sufficient assets to discharge liabilities and to retain positive surplus in the catastrophic scenarios tested. These scenarios included tests of equity market, credit, interest rate and mortality risk, amongst others.

Capital quality is maintained by limiting the amount of debt capital or non-permanent equity capital in the capital structure. The composition of capital between equity and other instruments remains well within regulatory constraints. The Company monitors and rebalances its capital mix through opportunistic capital issuances, capital repurchases and redemptions.

The following measure of available capital serves as the foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines issued by the Office of the Superintendent of Financial Institutions (“OSFI”).

Consolidated Capital

As at December 31, (Canadian $ in millions)	2008	2007	2006
Equity	$27,664	$22,406	$25,018
Preferred shares	982	982	982
Innovative instruments	1,000	1,000	1,000
Subordinated debentures	1,195	1,196	1,195
AOCI on AFS securities (1)	(529)	1,327	–
Other capital instruments	582	470	1,156
Non-controlling interest in subsidiaries	217	146	202
Total capital	$31,111	$27,527	$29,553

(1)	The Company adopted CICA Handbook section 3855 on January 1, 2007 and therefore 2006 does not include AOCI on AFS securities.

The Company’s capital increased by $3,584 million compared to prior year. The increase was primarily due to the common equity issuance of $2,275 million, net income of $497 million and other comprehensive income of $4,409 million from currency translation of net foreign operations. The impact of these items on the level of capital was partially offset by the $1,856 million decline in AFS securities due to the market turmoil, $1,524 million of dividends paid to shareholders and $403 million of share repurchases.

Designated committees of the Board of Directors review and approve Manulife Financial’s capital management policies. Each quarter the ARMC reviews the Company’s capital position. Annually, the Chief Actuary discusses with the Board key sensitivities of the Company’s capital position as assessed in the context of annual DCAT. Operational oversight of capital management is provided by the Finance Committee, consisting of senior finance, risk management and investment executives and chaired by the Chief Financial Officer. The committee oversees capital policies and reviews issues and initiatives that affect the capital position of MFC’s subsidiaries and the Company as a whole.

38	2008 Annual Report

Common Shareholder Dividend and Target Dividend Payout Ratio

The target common shareholder dividend payout is a range of 25 per cent to 35 per cent of net income. On August 7, 2008, the Company announced an increase in the quarterly shareholders’ dividend from $0.24 to $0.26 per common share.

The dividends per common share paid in cash and the common share dividend payout ratio in the last three years were:

For the years ended December 31,	2008	2007	2006
Dividends per common share paid in cash	$1.00	$0.88	$0.73
Common share dividend payout ratio	307%	31%	29%

Note:	On June 2, 2006, MFC paid a stock dividend of one common share on each of its issued and outstanding common shares. The effect is the same as a two-for-one split of MFC’s common shares.

In 2008, the common share dividend payout ratio was 39 per cent for the first half of the year. It rose considerably in the later half of 2008 due to the earnings reduction caused by the unprecedented market turmoil.

Capital and Funding Activities

In analyzing capital at the MFC consolidated level, we primarily consider equity as well as subordinated long-term instruments, in alignment with OSFI’s regulatory capital definitions. While we also raise unsubordinated funding from MFC which may be deployed in our downstream entities as capital, at the MFC consolidated level such senior indebtedness is not considered capital.

In 2008, we issued $2,318 million and repurchased $403 million of common shares. We also raised a net amount of $2,338 million in other funding. Details of these activities are provided below.

On December 11, 2008, we issued $2,275 million of common shares including $1,125 million sold by way of private placement to eight existing institutional investors. The remaining $1,150 million, inclusive of a fully subscribed over-allotment of $150 million, was sold to a syndicate of underwriters in a “bought deal” public offering.

During 2008, 2.6 million common shares were issued pursuant to the exercise of stock options and the settlement of deferred share units for a total consideration of $43 million. MFC purchased and subsequently cancelled 11 million common shares pursuant to normal course issuer bids (“NCIB”) at a total cost of $403 million. The NCIB expired on November 8, 2008, and was not renewed.

In addition to the above capital activities, the following financing transactions took place during the year.

On June 26, 2008, the Company raised $950 million of medium term notes constituting senior indebtedness. The medium term notes were issued in two tranches of $550 million of 5.161% notes and $400 million of 5.505% notes, maturing in 2015 and 2018, respectively.

On November 6, 2008, the Company executed a binding credit agreement with leading Canadian banks to provide a loan of $3 billion. Subsequent to the common equity offering in December 2008, the credit facility was reduced to $2 billion. The five year term loan is repayable at the Company’s option at any time without penalty, and it is priced on a floating rate basis at one month Bankers Acceptance plus 3.80%.

On December 1, 2008, the Company repaid US$500 million of maturing 5.625% senior notes.

In 2007, MFC issued 9.5 million common shares for a total consideration of $251 million pursuant to the acquisition of a subsidiary as well as the exercise of stock options and the settlement of deferred share units. MFC purchased and subsequently cancelled 56.4 million common shares pursuant to NCIB at a total cost of $2,245 million. On February 1, 2007, the Company redeemed US$492.5 million 8.375% Capital Trust Pass-through Securities issued by MIC Financing Trust that qualified as regulatory capital. On December 31, 2007, The Manufacturers Life Insurance Company (“MLI”) redeemed its total outstanding 6.10% non-cumulative Class A, Series 6 preferred shares for $89 million, reducing the amount of the Company’s non-controlling interest in subsidiaries.

As a subsequent event, on March 4, 2009, MFC issued 18 million Non-Cumulative Five Year Rate Reset Class A Preferred Shares, Series 4 at a price of $25 per share, for an aggregate amount of $450 million.

Regulatory Capital Position

The Company monitors and manages consolidated capital for MFC in compliance with the OSFI Guideline A2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Under this regime our consolidated available capital is measured against a required amount of risk capital determined in accordance with the guideline. The capital position of the consolidated MFC holding company remains in excess of our internal targets.

Manulife Financial has established capital targets in excess of regulatory targets for our primary operating subsidiaries. MFC has two principal operating insurance companies: MLI and John Hancock Life Insurance Company (“JHLICO”).

MLI, our principal Canadian operating company, is regulated by OSFI and is subject to MCCSR. MLI’s MCCSR ratio as at December 31, 2008 was 234 per cent (December 31, 2007 – 221 per cent), well in excess of OSFI’s target of 150 per cent. The key driver of the higher ratio in 2008 was the net increase in MLI’s available capital reflecting capital issuances partly offset by dividends paid to MFC and unrealized losses on AFS assets. During the year, the Company took actions to strengthen the regulatory capital position of MLI by internally redeploying excess financial resources, including changes to the terms of $550 million senior note payable to Manulife Finance (Delaware) LLC due December 15, 2016. Under the new terms, the senior note became a subordinated note qualified as MLI’s regulatory capital with the interest rate increased to 90-day Bankers Acceptance plus 0.552%.

2008 Annual Report	39

The positive impact of MLI’s higher available capital on its capital ratios exceeded the impact of higher required capital. Capital for segregated fund guarantees was the key driver of the required capital increase, with the beneficial impact of changes in regulatory guidelines and other approved modeling refinements related to policyholder behaviour assumptions and interest rates being more than offset by the negative impact of the downturn in equity markets. The revised regulatory guideline for segregated fund guarantees requires higher capital for short-term obligations and reduces capital required to support longer-term payment obligations. Given the Company’s generally long-dated guarantees, the regulatory changes had a beneficial impact on our capital ratios. MLI’s non-consolidated operations and subsidiaries all maintained capital levels in excess of local requirements as at December 31, 2008. In particular Manulife Canada Ltd., an OSFI-regulated Canadian operating insurance company, had an MCCSR ratio of 173 per cent, above the regulatory target of 150 per cent.

JHLICO is domiciled in the State of Massachusetts and reports annually subject to the Risk-Based Capital (“RBC”) requirements of the National Association of Insurance Commissioners (“NAIC”). JHLICO’s RBC ratio changed from 439 per cent as at December 31, 2007 to 405 per cent as at December 31, 2008, as the decline in available capital outpaced lower capital requirements. This ratio is well above the regulatory target of 200 per cent. JHLICO’s operations and subsidiaries all maintained capital levels in excess of local requirements as at December 31, 2008.

Credit Ratings

The Company’s credit ratings remain among the highest of global financial institutions. Given the global economic turmoil that has adversely impacted financial flexibility of many companies and consistent with the rating agencies’ overall concerns regarding current issues affecting the insurance industry, Manulife Financial, like many of its industry peers, has experienced recent rating downgrades. In the last two months, Standard and Poor’s lowered the AAA financial strength ratings of our operating companies to AA+ with a stable outlook, Moody’s lowered our ratings from Aa1 to Aa3 with a negative outlook, Fitch lowered our ratings from AA+ to AA with a negative outlook and A.M. Best changed its outlook of our A++ ratings from stable to negative. In November 2008, DBRS confirmed our ratings but lowered their outlook from positive to stable.

The following table summarizes our operating company ratings as at March 18, 2009.

Primary Insurance Company Financial Strength/Claims Paying Credit Ratings

	S&P	Moody’s	DBRS	Fitch	A.M. Best
The Manufacturers Life Insurance Company	AA+	Aa3	IC-1	AA	A++
John Hancock Life Insurance Company	AA+	Aa3	Not Rated	AA	A++
John Hancock Life Insurance Company (U.S.A.)	AA+	Aa3	Not Rated	AA	A++
Manulife (International) Limited	AA+	Not Rated	Not Rated	Not Rated	Not Rated
Manulife Life Insurance Company (Japan)	AA+	Not Rated	Not Rated	Not Rated	Not Rated

40	2008 Annual Report

Critical Accounting and Actuarial Policies

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experience, management’s assessment of current events and conditions and activities that the Company may undertake in the future as well as possible future economic events. Actual results could differ from these estimates. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

Our significant accounting policies are described in note 1 to the consolidated financial statements. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and valuation of goodwill and intangible assets as described below. In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

Policy Liabilities

Policy liabilities for Canadian GAAP are valued under standards established by the Canadian Institute of Actuaries. These standards are designed to ensure we establish an appropriate liability on the balance sheet to cover future obligations to all our policyholders. Under Canadian GAAP, the assumptions underlying the valuation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities.

Determination of Policy Liabilities

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies. The best estimate amount is reduced by the future expected policy revenues and future expected investment income on assets supporting the policies, adjusted for the impact of any reinsurance ceded associated with the policies. Reinsurance is used to transfer part or all of a policy liability to another insurance company at terms negotiated with that insurance company. To determine the best estimate amount, assumptions must be made for a number of key factors, including future mortality and morbidity rates, investment returns, rates of policy termination, operating expenses, certain taxes and foreign currency.

To recognize the uncertainty involved in determining the best estimate actuarial liability assumptions, a provision for adverse deviation (“PfAD”) is established. The PfAD is determined by including a margin of conservatism for each assumption to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities will be adequate to pay future benefits. The Canadian Institute of Actuaries establishes suggested ranges for the level of margins for adverse deviation based on the risk profile of the business. We use assumptions at the prudent end of the suggested ranges, taking into account the risk profile of our business. The effect of these margins is to increase policy liabilities over the best estimate assumptions. The margins for adverse deviation decrease the income that is recognized when a new policy is sold and increase the income recognized in later periods, with the margins releasing as the policy risks reduce.

Best Estimate Assumptions

We follow established processes to determine the assumptions used in the valuation of our policy liabilities. The nature of each risk factor and the process for setting the assumptions used in the valuation are discussed below.

Mortality:  Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. To offset some of this risk, we reinsure mortality risk on in-force policies to other insurers and the impact of the reinsurance is directly reflected in our policy valuation. Actual mortality experience is monitored against these assumptions separately for each business. Overall 2008 experience was favourable when compared with our assumptions.

Morbidity:  Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. Actual morbidity experience is monitored against these assumptions separately for each business. Overall 2008 experience was unfavourable when compared with our assumptions.

Policy Termination and Premium Persistency:  Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on our recent experience

2008 Annual Report	41

adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience is monitored against these assumptions separately for each business. Overall 2008 experience was unfavourable when compared to our assumptions.

Expenses and Taxes:  Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2008 were favourable when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

Investment Returns:  We segment assets to support liabilities by business segment and geographic market and establish investment strategies appropriate to each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return for all future years. The investment strategies for future asset purchases and sales are based on our target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and our projected outlook for non-fixed interest assets. In 2008, non-fixed income returns were unfavourable when compared to our assumptions, primarily as a result of poor public equity markets. Investment return assumptions include expected future credit losses on fixed income investments. Credit losses are projected based on our own and industry experience, as well as specific reviews of the current investment portfolio. In 2008, credit loss experience was unfavourable when compared to our assumptions. Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies.

Foreign Currency:  Foreign currency risk results from a mismatch of the currency of the policy liabilities and the currency of the assets designated to support these obligations. Because we have a policy of matching the currency of our assets with the currency of the liabilities they support, there is little exposure related to unfavourable movements in foreign exchange rates in the valuation. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.

Experience Adjusted Products:  Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience. Minimum contractual guarantees and other market considerations are taken into account in determining the policy adjustments.

Provision for Adverse Deviation

The provision for adverse deviation is the sum of the total margins for adverse deviation for each risk factor. Margins for adverse deviation are established by product type and geographic market for each assumption or factor used in the determination of the best estimate actuarial liability. The margins are established based on the risk characteristics of the business being valued.

In addition to the explicit margin for adverse deviation, the valuation basis for segregated fund liabilities explicitly limits the future revenue recognition in the valuation basis to the amount necessary to offset acquisition expenses, after allowing for the cost of any guarantee features. This limitation is reported as an additional margin and is shown in segregated fund non-capitalized margins.

The provision for adverse deviation and the future revenue deferred in the valuation due to the limitations on recognition of future revenue in the valuation of segregated fund liabilities are shown in the table below.

As at December 31,

(Canadian $ in millions)	2008	2007
Best estimate actuarial liability	$102,446	$96,030
Provision for Adverse Deviation
Insurance risks (mortality/morbidity)	$8,168	$6,167
Policyholder behavior (lapse/surrender/premium persistency)	3,249	2,544
Expenses	1,165	918
Investment risks (non-credit)	16,588	9,932
Investment risks (credit)	1,398	1,161
Segregated fund guarantees	4,747	457
Other	362	443
Total Provision for Adverse Deviation (PfAD)	$35,677	$21,622
Segregated funds – additional margins	9,144	11,548
Total of PfAD and additional segregated fund margins	$44,821	$33,170

Reported actuarial liabilities as at December 31, 2008 of $138,123 million (2007 – $117,652 million) are composed of $102,446 million (2007 – $96,030 million) of best estimate actuarial liability and $35,677 million (2007 – $21,622 million) of PfAD.

42	2008 Annual Report

Significant increases in PfADs were as a result of currency movements, movements in market spreads on fixed income assets, revisions to investment strategies supporting policy liabilities that increase the use of non fixed income assets, and an increase in the margins for segregated fund guarantees due to the impact of the adverse 2008 equity markets on the potential future cost of these guarantees.

Currency movements increased the PfADs $5,887 million primarily due to the weakening of the Canadian dollar versus the U.S. dollar and Japanese yen. The increase in market spreads on fixed income assets increases the expected re-investment rates in the valuation but generates higher margins for spread compression in the valuation. The increase in margins as a result of the investment strategy changes was as a result of the greater projected use of non fixed income assets in the investment portfolios supporting policy liabilities, and is largely offset by a corresponding reduction in expected reserves due to higher expected returns. Both of these items are reflected in Investment Risks (non-credit). Virtually all the positive segregated fund guarantee reserves, including the new reserves established in 2008 as equity markets corrected, represent required margins, as the actual present value of the expected costs before margins for adverse deviations remains minimal.

The decrease in additional margins on segregated funds is the result of lower segregated fund balances due to the poor 2008 equity markets and consequent reduced future projected net revenues.

Sensitivity of Policy Liabilities to Changes in Assumptions

When our assumptions are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after tax income to changes in assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units. For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis.

Sensitivity of Policy Liabilities to Changes in Assumptions

As at December 31,
(Canadian $ in millions)	Increase (Decrease) in After Tax Income
	2008	2007
Policy Related Assumptions
2% adverse change in future mortality rates
Products where an increase in rates increases policy liabilities	$ (293)	$ (198)
Products where a decrease in rates increases policy liabilities	(213)	(132)
5% increase in future morbidity rates	(952)	(696)
10% adverse change in future termination rates	(925)	(586)
5% increase in future expense levels	(310)	(246)
Asset Related Assumptions
100 basis point parallel decrease in market interest rates	$(1,336)	$ (452)
100 basis point parallel increase in market interest rates	1,138	369
10% reduction in non fixed income market values	(2,079)	(572)
100 basis point reduction in future annual returns for non fixed income assets	(3,447)	(1,481)

■

An increase in mortality rates will generally increase policy liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase policy liabilities for policies with longevity risk such as payout annuities.

■

No amounts related to morbidity risk are included for policies where the policy liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.

■

Changes in market interest rates reflect a change to the initial market interest rates, but assume that ultimate long-term fixed income re-investment rates (“URRs”) for new investments are unchanged. If the long-term URRs were to be changed by a similar amount to the initial market interest rates, so that the valuation reflected a permanent shift in market interest rates available for all future re-investments, the after tax income decreases by $2,668 million for a 100 basis point decrease in interest rates, and increases by $2,146 million for a 100 basis point increase in interest rates.

■

The sensitivities for level of future market interest rates are calculated based on adjusting the interest rates in the current valuation interest scenario used to determine policy liabilities, and do not reflect potential additional costs from full prescribed scenario testing.

■

Non fixed income assets include both common and private equities, all forms of real estate, and any other non fixed income instruments supporting policy liabilities. The $(2,079) million after tax income impact for a 10% reduction in non fixed income market values consists of $(1,660) million related to common and private equities, and $(419) million related to real estate and other non fixed income assets. The $(3,447) million after tax income impact for a 100 basis point reduction in future annual returns consists of $(2,232) million related to common and private equities and $(1,215) million related to real estate and other non fixed income assets.

■

A large portion of the change in the level of the sensitivities from 2007 to 2008 is caused by changes in foreign exchange rates, particularly the appreciation of the U.S. dollar versus the Canadian dollar.

■

The increase in the sensitivity to changes in market rates reflects a change in the current valuation interest scenario used to determine policy liabilities under which interest rates grade more slowly to the ultimate rates.

■

The increase in sensitivity to changes in market interest rates reflects a change in the valuation interest scenario used to determine policy liabilities. The new scenario adopted in 2008 is based on a grading from current market interest rates to assumed ultimate re-investment rates over 20 years. Under Canadian GAAP, we must test a number of prescribed interest scenarios. The interest scenario we have adopted uses the structure of the prescribed scenario that currently produces the highest policy liability, with additional prudence introduced through use of lower ultimate re-investment rates than the maximum levels permitted.

■

The increase in sensitivity to non fixed income market values reflects the increased sensitivity of segregated fund guarantee policy liabilities to changes in equity market levels. As a result of the severe 2008 global equity market corrections both the liability for existing guarantees and the sensitivity of this liability to changes in equity market levels have increased materially.

2008 Annual Report	43

Review of Actuarial Methods and Assumptions

The 2008 review of the actuarial methods and assumptions underlying policy liabilities produced a net reduction in the policy liabilities of $482 million. Net of the impacts on participating surplus and minority interests, this resulted in an increase in 2008 shareholders’ income of pre-tax $454 million.

Impact of 2008 Review by Category of Change

(Canadian $ in millions)

Assumption	Reserve Impact Increase (Decrease)
Mortality / morbidity	$(647)
Lapses and other policyholder behaviour	699
Expense	(570)
Investment returns	164
Other valuation model refinements and assumption updates	(128)
Net release of policy liabilities	$(482)

Note: For all segregated fund insurance and wealth management policies, as well as certain general account wealth management policies in North America, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.

Impact of 2008 Review by Category of Change

(Canadian $ in millions)

Assumption
Mortality / morbidity	$(647)	Reduction is driven mainly by mortality releases for U.S. Insurance, with lesser increases in Reinsurance and Canadian Insurance and Long Term Care incidence and termination rates. Offsetting these decreases were increases in assumptions for Hong Kong hospital claims assumptions, reduced mortality assumptions for Long Term Care (which leads to higher reserves) and minor strengthening in other lines.
Lapses and other policyholder behaviour	699	Increases driven by updates to lapse assumptions and premium persistency assumptions for most insurance lines, as well as updates for rates of annuitization for certain U.S. annuity products.
Expense	(570)	Release in reserves is driven by decreases in expenses for U.S. Insurance, as well as refinements to the allocation of certain overhead expenses between maintenance and acquisition. A review of premium taxes in U.S. Life insurance also led to a reserve reduction.
Investment returns	164	Increases in reserves are attributed to updates to expected returns for real estate and other non fixed income assets. These increases were offset by the net impact of reflecting in the future investment returns the projected impact of the recently adopted long tail investment strategy and the related impact on the interest rate risk scenario used to determine the Company’s interest rate risk reserves.
Other valuation model refinements and assumption updates	(128)	There was a net release in reserves from the release of excess margins in interest rate risk reserves. This was offset by establishment of segregated fund guarantee reserves incremental to normal policy reserve accruals and a net increase in reserves due to refinements of existing reserve modeling for insurance and Long Term Care businesses.
Total	$(482)

Note: For all non-participating policies, excluding certain minor Asian lines of business, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.

The change in policy liabilities in respect of the review of assumptions was $(506) million for the fourth quarter of 2008, and $24 million in aggregate for the first three quarters of 2008.

Change in Policy Liabilities

The change in policy liabilities can be attributed to several sources: new business, acquisitions, in-force movement and currency impact. Changes in policy liabilities are substantially offset in the financial statements by premiums, investment income, policy benefits and other policy related cash flows. The changes in policy liabilities by business segment are shown below:

44	2008 Annual Report

2008 Policy Liability Movement Analysis

(Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Balance, January 1, 2008	$41,096	$30,648	$36,649	$13,913	$1,621	$495	$124,422
New business	846	4,447	289	(99)	(26)	–	5,457
In-force movement	1,920	(5,347)	(1,773)	790	(10)	(455)	(4,875)
Currency impact	9,773	6,907	6	4,088	269	12	21,055
Total net changes	$12,539	$6,007	$(1,478)	$4,779	$233	$(443)	$21,637
Balance, December 31, 2008	$53,635	$36,655	$35,171	$18,692	$1,854	$52	$146,059

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.

The increase in policy liabilities from currency reflects the appreciation of the U.S. dollar and Japanese yen versus the Canadian dollar. As assets are currency matched to liabilities, the increase in policy liabilities due to currency is offset by a corresponding reduction from currency in the value of assets supporting those liabilities.

The large reduction of $5,347 million for in-force movements on the U.S. Wealth Management block includes $2,985 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The decrease in the Corporate and Other segment is related to an Accident and Health block for which the liabilities are held in the Corporate and Other segment.

Included in the total in-force reduction of $4,875 million is a decrease of $482 million from changes in methods and assumptions, as described earlier. This decrease results in an increase in pre-tax earnings.

Of the $582 million net increase in policy liabilities related to new business and in-force movement, $761 million is an increase in actuarial liabilities. The remaining is a decrease of $179 million in other policy liabilities.

2007 Policy Liability Movement Analysis

(Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Balance, December 31, 2006	$44,232	$38,222	$32,554	$13,673	$1,884	$254	$130,819
Impact of adopting new accounting policies for financial instruments	1,566	1,119	3,769	1,236	59	–	7,749
Balance, January 1, 2007	$45,798	$39,341	$36,323	$14,909	$1,943	$254	$138,568
New business	387	2,210	76	(126)	11	–	2,558
In-force movement	1,957	(5,263)	254	973	(118)	243	(1,954)
Currency impact	(7,046)	(5,640)	(4)	(1,843)	(215)	(2)	(14,750)
Total net changes, excluding new accounting policies for financial instruments	$(4,702)	$(8,693)	$326	$(996)	$(322)	$241	$(14,146)
Balance, December 31, 2007	$41,096	$30,648	$36,649	$13,913	$1,621	$495	$124,422

New business and normal in-force movement for Canadian Division were restated.

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.

The increase in policy liabilities from adopting new accounting policies for financial instruments was offset by an increase in the statement value of the assets supporting policy liabilities.

The reduction in policy liabilities from currency reflects the appreciation of the Canadian dollar. As assets are currency matched to liabilities, the reduction in policy liabilities due to currency is offset by a corresponding reduction from currency in the value of assets supporting those liabilities.

The large reduction of $5,263 million for in-force movements on the U.S. Wealth Management block includes $2,235 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized.

Included in the total in-force reduction of $1,954 million is an increase of $32 million from changes in methods and assumptions, as described earlier. This decrease results in a decrease in pre-tax earnings.

2008 Annual Report	45

Of the $604 million net increase in policy liabilities related to new business and in-force movement, $376 million is an increase in actuarial liabilities. The remaining $228 million is an increase in other policy liabilities.

Evaluation of Invested Asset Impairment

AFS equity and fixed income securities are carried at fair market value, with changes in fair value recorded in Other Comprehensive Income (“OCI”). AFS securities are considered impaired when fair value falls below their original cost. Impaired securities are reviewed on a regular basis and any fair value decrement is transferred out of AOCI and recorded in income at such time as the impairment is determined to be other than temporary.

Provisions for impairments of mortgage loans and private placement loans are recorded with losses reported in earnings, when there is no longer reasonable assurance as to the timely collection of the full amount of the principal and interest.

Significant judgment is required in assessing whether an impairment is other than temporary and in assessing fair values and recoverable values. Key matters considered include economic factors, company and industry specific developments and specific issues with respect to single issuers and borrowers. For fixed income securities the Company’s ability and intent to hold a security may also be considered in the impairment assessment.

Changes in circumstances may cause future assessments of asset impairment to be materially different from current assessments, which could require additional provisions for impairment. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk in note 8 to the consolidated financial statements.

Variable Interest Entities (“VIEs”)

When an entity is considered a VIE, the primary beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses and/or is entitled to a majority of the VIE’s expected residual returns, as defined under GAAP. When the Company is the primary beneficiary of a VIE, it consolidates the VIE either into the general fund or the segregated funds based on which has the preponderance of the exposure to the VIE. As outlined in note 18 to the consolidated financial statements, certain VIEs have been consolidated into the general fund, and certain VIEs have been consolidated on the Segregated Funds Statements of Net Assets. The Company uses a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze whether it is the primary beneficiary of any entities that are determined to be VIEs. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the losses and returns among the identified parties holding variable interests. For further details on the Company’s involvement with VIEs, see note 18 to the consolidated financial statements.

Pensions and Other Post-Employment Benefits

The Company has a number of defined benefit and defined contribution plans providing pension and other benefits to eligible employees and agents after employment. The traditional defined benefit pension plans provide benefits based on years of service and average earnings at retirement. Due to the long-term nature of these plans and of the post-employment benefit plans, the calculation of the benefit expense and accrued benefit obligations depends on various economic assumptions such as discount rates, expected rates of return on plan assets, health care cost trend rates, and compensation increase rates. These assumptions are determined by management and are reviewed annually. Differences between actual and assumed experience will affect the amount of the accrued benefit obligation and benefit expense. The key weighted average assumptions used, as well as the sensitivity of estimated liabilities to these assumptions, are presented in note 17 to the consolidated financial statements.

The funding of defined benefit plans is also subject to various projections and assumptions based on the demographic profile of the membership, expected rates of return on plan assets, and compensation increase rates. A valuation for funding purposes is being completed as at December 31, 2009 and January 1, 2009 for the Company’s largest registered Canadian and U.S. plans respectively. Once completed, these valuations will reflect current asset values and return assumptions as well as any changes to the demographic profile of the member group. For 2009, the minimum funding requirement for the Company’s largest registered Canadian and U.S. plans is expected to be in the range of $50 to $100 million. However, future Company contribution amounts may change upon the Company’s review of its contribution levels during the year and based on the results of the pending valuations.

The Company reviews the appropriateness of the plans’ investment policy on a regular basis and was in compliance with the investment policy throughout the year. The current asset mix and level of investment risk of the Company’s pension plans reflects their long-term nature.

Income Taxes

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is recognized whenever an amount is recorded for accounting purposes but not for tax purposes or vice versa. Future tax assets and liabilities are recorded based on expected future tax rates and management’s assumptions regarding the expected timing of the reversal of such temporary differences.

46	2008 Annual Report

The Company is an investor in leveraged leases and previously established provisions in the amount of US$178 million after tax for possible disallowance of the tax treatment and for interest on past due taxes. During the year ended December 31, 2008, the Company increased this provision by US$185 million after tax. The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributes of the leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated US$280 million as at December 31, 2008.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. The test is at the reporting unit level for goodwill and at the Company level for intangible assets with indefinite lives. Any potential impairment of goodwill is identified by comparing the estimated fair value of a reporting unit to its carrying value. Carrying value is determined as the amount of capital allocated to the reporting unit. Any potential impairment of intangible assets with indefinite lives is identified by comparing the estimated fair value of the asset to its carrying value on the balance sheet. An impairment loss would be recognized and the asset written down to the extent that the carrying value of the asset exceeds the fair value. Fair values are determined using internally developed valuation models that consider various factors such as normalized and projected earnings, market multiples and discounted cash flows. The process of determining these fair values requires management to make estimates and assumptions including, but not limited to, projected future sales, earnings and capital investment, discount rates and terminal growth rates. Projected future sales, earnings and capital investment are consistent with plans presented to the Board of Directors. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. The tests performed in 2008 demonstrated that there was no impairment of goodwill or intangible assets with indefinite lives.

Change in Accounting Policies – Financial instruments – disclosure and presentation

Effective January 1, 2008, the Company adopted CICA Handbook Section 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”. Sections 3862 and 3863 replace Handbook Section 3861 “Financial Instruments – Disclosure and Presentation”. Section 3863 carries forward unchanged the presentation requirements of Section 3861 while Section 3862 requires additional disclosures of the nature and extent of risks arising from financial instruments, including the objectives, policies, processes and methods used to measure and manage key risks.

Future Change in Accounting Policy – Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets”, replacing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Requirements concerning goodwill are unchanged from the previous Section 3062. Section 3064 will be effective on a prospective basis for the Company’s fiscal year beginning January 1, 2009. The new section is not expected to have a material impact on the Company’s consolidated financial statements.

Future Change in Accounting Policy – Transition to International Financial Reporting Standards (“IFRS”)

On February 13, 2008 the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises in Canada will be required to adopt IFRS as a replacement of Canadian GAAP for periods beginning on or after January 1, 2011. The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.

The Company is in the process of evaluating the financial statement impact of the differences between Canadian GAAP and IFRS, and assessing the first time adoption and transitional options, in order to select the most appropriate accounting policies under IFRS. Until this process is complete, the full impact of adopting IFRS on the Company’s future financial position and future results cannot be reasonably determined.

The international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be in place by January 1, 2011. Therefore, upon initial adoption of IFRS the Company will continue to measure insurance liabilities using the Canadian Asset Liability Method (“CALM”). Under CALM, the measurement of actuarial liabilities is based on the carrying value of assets required to support those liabilities. Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is adopted any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in reserves and therefore is not expected to have a material impact on net income.

Differences between Canadian and U.S. GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.

The primary differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets, investment income and segregated funds. There are also differences in the calculation and accounting for policy liabilities and differences in reporting policyholder cash flows. These differences are described in more detail in note 22 to the consolidated financial statements.

For U.S. GAAP, asset impairment charges include other than temporary impairments due to interest rate movements where we do not have the intent to hold the asset until recovery. The intent to hold is based on the investment mandate of each of our investment portfolios. For those that we do not intend to hold, assets have been written down to the lower of cost or fair market value.

2008 Annual Report	47

Differences between Canadian and Hong Kong GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong generally accepted accounting principles (“Hong Kong GAAP”).

Under Hong Kong GAAP, real estate classified as investment properties are carried at appraised value, with changes being reported as income, as compared to current Canadian GAAP where real estate is carried on a move to market value basis. In certain interest rate environments, actuarial liabilities determined in accordance with Hong Kong GAAP may be higher than actuarial liabilities computed in accordance with current Canadian GAAP.

Canadian GAAP and Hong Kong Regulatory Practices

The Hong Kong Insurance Authority requires that insurance companies have minimum “net assets” for solvency purposes and stipulates minimum criteria for the calculation of actuarial liabilities in arriving at regulatory basis “net assets”. Each year, the Company compares the amount of net assets prepared in accordance with Canadian GAAP, as reported in the Company’s annual return, with the minimum solvency margin required in Hong Kong as described above. As at December 31, 2008, the Company’s net assets determined in accordance with Canadian GAAP exceeded the minimum solvency margin required by Hong Kong insurance regulations.

Controls and Procedures

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported accurately and completely and within the time periods specified under Canadian and U.S. securities laws. Our process includes controls and procedures that are designated to ensure that information is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

As of December 31, 2008, management evaluated the effectiveness of its disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of the ARMC, the CEO and CFO.

Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2008.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations due to manual controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management believes that, as of December 31, 2008, the Company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, the Company’s independent registered public accounting firm that also audited the consolidated financial statements of the Company for the year ended December 31, 2008. Their report expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the year ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Additional Disclosures

Contractual Obligations

In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.

48	2008 Annual Report

As at December 31, 2008, the Company’s contractual obligations and commitments are as follows:

Payments due by period (Canadian $ in millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Long-term debt(1)	$4,785	$207	$793	$2,684	$1,101
Liabilities for capital instruments(1), (2)	7,487	169	327	297	6,694
Purchase obligations	646	325	218	80	23
Operating leases	726	151	172	116	287
General fund policyholder liabilities(3)	464,317	15,854	15,549	13,274	419,640
Bank deposits and consumer notes(1)	14,544	11,654	1,368	564	958
Repurchase agreements	1,001	1,001	–	–	–
Other	692	231	285	82	94
Total contractual obligations	$494,198	$29,592	$18,712	$17,097	$428,797

(1)

The contractual payments include principal, interest and distributions. The contractual payments reflect the amounts payable from January 1, 2009 to and including the final contractual maturity date. In the case of floating rate obligations, the floating rate index is based on the interest rates as at December 31, 2008 and is assumed to remain constant to the final contractual maturity date. The Company may have the contractual right to redeem or repay obligations prior to maturity and if such right is exercised, total contractual obligations paid and the timing of payment could vary materially from the amounts and timing included in the table.

(2)

Liabilities for preferred shares – Class A, Series 1 are not included in the contractual obligation table. These preferred shares are redeemable by the Company on or after June 19, 2010 by payment of cash or issuance of MFC common shares and are convertible at the option of the holder into MFC common shares on or after December 15, 2015.

(3)

General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows will differ from these estimates (see “Policy Liabilities”).

In the normal course of business, the Company enters into investment commitments, which are not reflected in the consolidated financial statements. As at December 31, 2008, there were $2,722 million of investment commitments (2007 – $2,535 million), of which $1,659 million matures within one year (2007 – $1,727 million), $985 million within one to three years (2007 – $726 million), $56 million matures within three to five years (2007 – $70 million) and $22 million matures after five years (2007 – $12 million).

Transactions with Related Parties

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are VIEs. Note 18 of the annual consolidated financial statements describes the entities with which the Company has significant relationships.

Legal and Regulatory Proceedings

The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia, including provincial and state regulatory bodies, state attorneys general, the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority and Canadian securities commissions regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial condition or results of operations.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. Non-GAAP measures include return on common shareholders’ equity, premiums and deposits, funds under management, constant currency and new business embedded value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The 2007 implementation of CICA Handbook Section 3855 resulted in certain unrealized gains and losses, which do not have an impact on reported income for the period, being reflected in a new component of shareholders’ equity, AOCI. Accordingly, the Company calculates return on equity using average common shareholders’ equity excluding AOCI on AFS securities and cash flow hedges.

2008 Annual Report	49

Quarterly Financial Information

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended (Canadian $ in millions, except per share amounts)	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	Mar. 31, 2008	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	Mar. 31, 2007
Revenue
Premium income
Life and health insurance	$4,460	$4,017	$3,865	$3,679	$3,795	$3,637	$3,692	$3,674
Annuities and pensions	2,562	1,841	1,507	1,321	1,504	1,245	1,140	1,057
Total premium income	$7,022	$5,858	$5,372	$5,000	$5,299	$4,882	$4,832	$4,731
Investment income	1,786	1,750	2,230	2,328	2,412	2,283	2,408	2,420
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes(1)	1,519	(3,150)	(1,462)	(703)	1,163	834	(1,308)	129
Other revenue	1,323	1,369	1,418	1,343	1,404	1,371	1,367	1,354
Total revenue	$11,650	$5,827	$7,558	$7,968	$10,278	$9,370	$7,299	$8,634
Income (loss) before income taxes	$(2,596)	$677	$1,345	$1,151	$1,358	$1,466	$1,440	$1,342
Income taxes	727	(170)	(347)	(290)	(284)	(397)	(341)	(355)
Net income (loss)	$(1,869)	$507	$998	$861	$1,074	$1,069	$1,099	$987
Net income (loss) available to shareholders	$(1,870)	$510	$1,008	$869	$1,144	$1,070	$1,102	$986
Basic earnings (loss) per common share	$(1.24)	$0.34	$0.67	$0.57	$0.76	$0.70	$0.72	$0.63
Diluted earnings (loss) per common share	$(1.24)	$0.33	$0.66	$0.57	$0.75	$0.70	$0.71	$0.63
Segregated funds deposits	$8,847	$7,689	$8,472	$9,197	$9,043	$8,888	$8,545	$10,751
Total assets – general fund	$211,025	$181,914	$180,071	$182,153	$176,458	$175,232	$179,307	$191,079
Segregated funds net assets	$165,380	$166,098	$176,395	$175,248	$175,544	$175,094	$177,509	$179,441
Weighted average common shares (in millions)	1,519	1,492	1,497	1,498	1,502	1,511	1,532	1,546
Diluted weighted average common shares (in millions)	1,519	1,503	1,508	1,509	1,515	1,525	1,546	1,562
Dividends per common share	$0.26	$0.26	$0.24	$0.24	$0.24	$0.22	$0.22	$0.20
CDN$ to $1US – Balance Sheet	1.2246	1.0599	1.0186	1.0279	0.9881	0.9963	1.0634	1.1529
CDN$ to $1US – Statement of Operations	1.2118	1.0411	1.0101	1.0042	0.9810	1.0455	1.0975	1.1716

(1)

For fixed income assets supporting policy liabilities and for equities supporting pass through products, the impact of realized and unrealized (losses) gains on the assets is largely offset in the change in actuarial liabilities.

Selected Annual Financial Information

As at and for the years ended December 31 (Canadian $ in millions, except per share amounts)	2008	2007	2006
Total assets	$211,025	$176,458	$186,316
Long-term financial liabilities:
Long-term debt	$3,689	$1,820	$1,930
Non-controlling interest in subsidiaries	217	146	202
Liabilities for preferred shares and capital instruments	3,674	3,010	3,695
	$7,580	$4,976	$5,827
Cash dividend per common share	$1.00	$0.88	$0.725
Cash dividend per Class A Share, Series 1	$1.025	$1.025	$1.025
Cash dividend per Class A Share, Series 2	$1.16252	$1.16252	$1.16252
Cash dividend per Class A Share, Series 3	$1.125	$1.125	$1.07813

Additional Information Available

Additional information relating to Manulife Financial, including MFC’s Annual Information Form, is available on the Company’s web site at www.manulife.com and on SEDAR at www.sedar.com.

Outstanding Shares

As at March 17, 2009, MFC had 1,610,797,396 common shares outstanding.

50	2008 Annual Report

Consolidated Financial Statements

48	Responsibility for Financial Reporting

49	Appointed Actuary’s Report to the Shareholders

49	Independent Auditors’ Report to the Shareholders

50	Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

51	Consolidated Balance Sheets

52	Consolidated Statements of Operations

53	Consolidated Statements of Equity

54	Consolidated Statements of Comprehensive Income

55	Consolidated Statements of Cash Flows

56	Segregated Funds Consolidated Statements of Net Assets

56	Segregated Funds Consolidated Statements of Changes in Net Assets

57	Notes to Consolidated Financial Statements

2008 Annual Report	51

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors. It is also the responsibility of management to ensure that all information in the annual report to shareholders is consistent with these consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. Appropriate accounting policies and estimates are also used in the determination of the information prepared in accordance with United States generally accepted accounting principles. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.

Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by the Company’s internal audit department.

The actuary appointed by the Board of Directors (the “Appointed Actuary”) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit and Risk Management Committee of unrelated and independent directors appointed by the Board of Directors.

The Audit and Risk Management Committee meets periodically with management, the internal auditors, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit and Risk Management Committee reviews the consolidated financial statements prepared by management, and then recommends them to the Board of Directors for approval. The Audit and Risk Management Committee also recommends to the Board of Directors and shareholders the appointment of external auditors and approval of their fees.

The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to management and the Audit and Risk Management Committee.

Dominic D’Alessandro	Peter H. Rubenovitch
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer

Toronto, Canada

March 17, 2009

52	2008 Annual Report

Appointed Actuary’s Report to the Shareholders

I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Balance Sheets as at December 31, 2008 and 2007 and their change in the Consolidated Statements of Operations for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.

Simon Curtis, F.C.I.A.

Executive Vice President and Appointed Actuary

Toronto, Canada

March 17, 2009

Independent Auditors’ Report to the Shareholders

We have audited the Consolidated Balance Sheets of Manulife Financial Corporation and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2008 and 2007 and the Consolidated Statements of Operations, Equity, Comprehensive Income and Cash Flows of the Company and the Consolidated Statements of Changes in Net Assets of its Segregated Funds for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its Segregated Funds as at December 31, 2008 and 2007 and the results of the Company’s operations and cash flows and the changes in the net assets of its Segregated Funds for the years then ended in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 17, 2009

2008 Annual Report	53

Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited Manulife Financial Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting contained in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Manulife Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of the Company and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2008 and 2007 and the Consolidated Statements of Operations, Equity, Comprehensive Income and Cash Flows of the Company and the Consolidated Statements of Changes in Net Assets of its Segregated Funds for the years then ended and our report dated March 17, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 17, 2009

54	2008 Annual Report

Consolidated Balance Sheets

As at December 31,

(Canadian $ in millions)	2008	2007
Assets
Invested assets (note 4)
Cash and short-term securities	$17,269	$12,354
Securities
Bonds	83,148	72,831
Stocks	8,354	11,134
Loans
Mortgages	30,963	26,061
Private placements	25,705	21,591
Policy loans	7,533	5,823
Bank loans	2,384	2,182
Real estate	7,274	5,727
Other investments	4,871	3,597
Total invested assets	$187,501	$161,300

Other assets
Accrued investment income	$1,760	$1,414
Outstanding premiums	799	672
Goodwill (note 21)	7,929	6,721
Intangible assets (note 5)	1,866	1,573
Derivatives (note 6)	7,883	2,129
Miscellaneous	3,287	2,649
Total other assets	$23,524	$15,158
Total assets	$211,025	$176,458
Segregated funds net assets	$165,380	$175,544

Liabilities and Equity
Policy liabilities (note 7)	$146,059	$124,422
Deferred realized net gains	127	107
Bank deposits	12,210	10,008
Consumer notes (note 9)	1,876	2,085
Long-term debt (note 10)	3,689	1,820
Future income tax liability (note 11)	1,969	2,456
Derivatives (note 6)	6,389	1,866
Other liabilities	7,360	6,203
	$179,679	$148,967
Liabilities for preferred shares and capital instruments (note 12)	3,674	3,010
Non-controlling interest in subsidiaries (note 13)	217	146
Equity
Participating policyholders’ equity	62	82
Shareholders’ equity
Preferred shares (note 14)	638	638
Common shares (note 14)	16,157	14,000
Contributed surplus	160	140
Retained earnings	13,079	14,388
Accumulated other comprehensive income (loss) on available-for-sale securities	(529)	1,327
on cash flow hedges	(317)	(36)
on translation of net foreign operations	(1,795)	(6,204)
Total equity	$27,455	$24,335
Total liabilities and equity	$211,025	$176,458
Segregated funds net liabilities	$165,380	$175,544

The accompanying notes are an integral part of these consolidated financial statements.

Dominic D’Alessandro	Gail Cook-Bennett
President and Chief Executive Officer	Chair of the Board of Directors

2008 Annual Report	55

Consolidated Statements of Operations

For the years ended December 31,

(Canadian $ in millions except per share amounts)	2008	2007
Revenue
Premium income	$23,252	$19,744
Investment income (note 4)
Investment income	8,094	9,523
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes	(3,796)	818
Other revenue	5,453	5,496
Total revenue	$33,003	$35,581
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$6,539	$6,104
Maturity and surrender benefits	8,767	8,111
Annuity payments	3,034	3,098
Policyholder dividends and experience rating refunds	1,518	1,556
Net transfers to segregated funds	1,563	952
Change in actuarial liabilities (note 7)	780	390
General expenses	3,546	3,387
Investment expenses (note 4)	943	983
Commissions	4,235	4,056
Interest expense (note 4)	1,187	1,032
Premium taxes	280	248
Non-controlling interest in subsidiaries	34	58
Total policy benefits and expenses	$32,426	$29,975
Income before income taxes	$577	$5,606
Income taxes (note 11)	(80)	(1,377)
Net income	$497	$4,229
Loss attributed to participating policyholders	$20	$73

Net income attributed to shareholders	$517	$4,302
Preferred share dividends	(30)	(30)
Net income available to common shareholders	$487	$4,272

Weighted average number of common shares outstanding (in millions)	1,502	1,522
Weighted average number of diluted common shares outstanding (in millions)	1,512	1,537

Basic earnings per common share	$0.32	$2.81
Diluted earnings per common share (note 16)	$0.32	$2.78
Dividends per common share	$1.00	$0.88

The accompanying notes are an integral part of these consolidated financial statements.

56	2008 Annual Report

Consolidated Statements of Equity

For the years ended December 31,

(Canadian $ in millions)	2008	2007
Participating policyholders’ equity
Balance, January 1	$82	$142
Cumulative effect of adopting new accounting policy for financial instruments, net of income taxes of $2	–	13
Loss for the year	(20)	(73)
Balance, December 31	$62	$82

Preferred shares
Balance, January 1 and December 31	$638	$638

Common shares
Balance, January 1	$14,000	$14,248
Issued on exercise of stock options and deferred shared units and acquisition of subsidiary (note 14)	50	275
Issued by private placement and public offering, net (note 14)	2,208	–
Purchase and cancellation (note 14)	(101)	(523)
Balance, December 31	$16,157	$14,000

Contributed surplus
Balance, January 1	$140	$125
Redemption of preferred shares issued by a subsidiary (note 13)	–	3
Exercise of stock options	(7)	(24)
Stock option expense (note 16)	24	20
Tax benefit of stock options exercised	3	16
Balance, December 31	$160	$140

Shareholders’ retained earnings
Balance, January 1	$14,388	$13,512
Cumulative effect of adopting new accounting policy for:
Financial instruments, net of income taxes of $357	–	(176)
Leveraged leases, net of income taxes of $77	–	(157)
Net income attributed to shareholders	517	4,302
Preferred share dividends	(30)	(30)
Common share dividends	(1,494)	(1,341)
Purchase and cancellation of common shares (note 14)	(302)	(1,722)
Balance, December 31	$13,079	$14,388

Accumulated other comprehensive (loss) income
Balance, January 1	$(4,913)	$(3,009)
Cumulative effect of adopting new accounting policies, net of income taxes of $526	–	1,741
Other comprehensive income (loss)	2,272	(3,645)
Balance, December 31	$(2,641)	$(4,913)
Total of shareholders’ retained earnings and AOCI	$10,438	$9,475
Total equity	$27,455	$24,335

The accompanying notes are an integral part of these consolidated financial statements.

2008 Annual Report	57

Consolidated Statements of Comprehensive Income

For the years ended December 31,

(Canadian $ in millions)	2008	2007

Net income attributed to shareholders	$517	$4,302
Other comprehensive income (loss), net of taxes
Change in unrealized gains/losses on available-for-sale financial securities Unrealized losses arising during the year	$(1,952)	$(119)
Reclassification of realized (gains) losses and impairments (recoveries) to net income	96	(315)

Changes in unrealized gains/losses on derivative investments designated as cash flow hedges Unrealized losses arising during the year	(355)	(11)
Recognition of realized losses (gains) to net income	74	(5)

Change in unrealized currency translation gains (losses) of self-sustaining foreign operations
On translating financial statements	5,156	(3,419)
On hedges	(747)	224
Total other comprehensive income (loss)	$2,272	$(3,645)
Total comprehensive income attributed to shareholders	$2,789	$657

Income taxes included in components of Other Comprehensive Income (Loss)

For the years ended December 31,

(Canadian $ in millions)	2008	2007
Income tax (recovery) expense
Change in unrealized gains/losses on available-for-sale financial securities Income tax (recovery) expense from unrealized gains/losses arising during the year	$(805)	$2
Income tax recovery (expense) related to reclassification of realized gains/losses and impairments/recoveries to net income	88	(72)

Changes in unrealized gains/losses on derivative investments designated as cash flow hedges Income tax (recovery) expense from unrealized gains/losses arising during the year	(204)	(6)
Income tax recovery (expense) related to reclassification of realized gains/losses to net income	40	(3)

Change in unrealized currency translation gains/losses of self-sustaining operations Income tax (recovery) expense on hedges	(305)	121
Total income tax expense (recovery)	$(1,186)	$42

The accompanying notes are an integral part of these consolidated financial statements.

58	2008 Annual Report

Consolidated Statements of Cash Flows

For the years ended December 31,

(Canadian $ in millions)	2008	2007
Operating activities
Net income	$497	$4,229
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding John Hancock Fixed Products institutional products	3,853	2,544
Amortization of deferred net realized gains and move to market adjustments on real estate investments	(250)	(208)
Accretion of discount	(327)	(302)
Other amortization	283	281
Net realized and unrealized losses (gains) including impairments	4,708	(1,078)
Changes in fair value of consumer notes	(22)	29
Future income tax expense	(237)	928
Stock option expense	24	20
Non-controlling interest in subsidiaries	34	52
Net income adjusted for non-cash items	$8,563	$6,495
Changes in policy related and operating receivables and payables	(641)	665
Cash provided by operating activities	$7,922	$7,160

Investing activities
Purchases and mortgage advances	$(49,567)	$(53,309)
Disposals and repayments	41,859	52,745
Amortization of premium	500	574
Changes in investment broker net receivables and payables	18	(65)
Net cash (decrease) increase from purchase of subsidiaries	(16)	125
Cash (used in) provided by investing activities	$(7,206)	$70

Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$1,046	$(1)
Issue of long-term debt, net	3,916	1
Repayment of long-term debt	(1,611)	(4)
Repayment of capital instruments	–	(570)
Net redemptions in John Hancock Fixed Products institutional products	(3,073)	(2,154)
Bank deposits, net	2,134	2,164
Consumer notes matured, net	(703)	(434)
Redemption of preferred shares issued by a subsidiary (note 13)	–	(89)
Shareholder dividends	(1,524)	(1,371)
Funds borrowed (repaid), net	34	(10)
Purchase and cancellation of common shares	(403)	(2,245)
Common shares issued, net	2,254	130
Cash provided by (used in) financing activities	$2,070	$(4,583)

Cash and short-term securities
Increase during the year	$2,786	$2,647
Currency impact on cash and short-term securities	2,138	(1,109)
Balance, January 1	11,866	10,328
Balance, December 31	$16,790	$11,866

Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$12,354	$10,901
Fair value adjustment, January 1, 2007	–	(3)
Net payments in transit, included in other liabilities	(488)	(570)
Net cash and short-term securities, January 1	$11,866	$10,328

End of year
Gross cash and short-term securities	$17,269	$12,354
Net payments in transit, included in other liabilities	(479)	(488)
Net cash and short-term securities, December 31	$16,790	$11,866

The accompanying notes are an integral part of these consolidated financial statements.

2008 Annual Report	59

Segregated Funds Consolidated Statements of Net Assets

As at December 31, (Canadian $ in millions)	2008	2007
Investments, at market value
Cash and short-term securities	$5,172	$4,025
Bonds	10,861	9,591
Stocks and mutual funds	145,422	159,628
Other investments	4,773	3,961
Accrued investment income	90	75
Other liabilities, net	(938)	(1,736)
Total segregated funds net assets	$165,380	$175,544

Composition of segregated funds net assets:
Held by policyholders	$164,755	$174,977
Held by the Company	272	249
Held by other contract holders (note 1(e))	353	318
Total segregated funds net assets	$165,380	$175,544

Segregated Funds Consolidated Statements of Changes in Net Assets

For the years ended December 31, (Canadian $ in millions)	2008	2007
Additions
Deposits from policyholders	$34,205	$37,227
Interest and dividends	6,671	7,483
Net transfers from general fund	1,563	952
Currency revaluation	33,792	(23,640)
Total additions	$76,231	$22,022

Deductions
Payments to policyholders	$19,016	$20,738
Net realized and unrealized investment losses (gains)	64,701	(3,997)
Management and administrative fees	2,678	2,674
Total deductions	$86,395	$19,415

Net (deductions) additions for the year	$(10,164)	$2,607
Segregated funds net assets, January 1	175,544	172,937
Segregated funds net assets, December 31	$165,380	$175,544

The accompanying notes are an integral part of these consolidated financial statements.

60	2008 Annual Report

Notes to Consolidated Financial Statements

62	Nature of Operations and Significant Accounting Policies
66	Changes in Accounting Policies
66	Future Accounting and Reporting Changes
66	Invested Assets and Investment Income
70	Intangible Assets
70	Derivative and Hedging Instruments
72	Policy Liabilities
77	Risk Management
83	Consumer Notes
83	Long-Term Debt
84	Income Taxes
85	Liabilities for Preferred Shares and Capital Instruments
86	Non-Controlling Interest in Subsidiaries
87	Share Capital
87	Capital Management
88	Stock-Based Compensation
90	Employee Future Benefits
93	Variable Interest Entities
95	Commitments and Contingencies
97	Fair Value of Financial Instruments
98	Segmented Information
100	Material Differences Between Canadian and United States Generally Accepted Accounting Principles
114	Subsequent Event
114	Comparatives

2008 Annual Report	61

Notes to Consolidated Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated)

Note 1    ^    Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group. MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) provide a wide range of financial products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada and Asia. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to the Company’s general fund and segregated fund assets and to mutual funds and institutional customers.

MFC is incorporated under the Insurance Companies Act (Canada) (“ICA”), which requires that financial statements be prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). None of the accounting requirements of OSFI are exceptions to Canadian GAAP. The preparation of financial statements, in conformity with Canadian GAAP, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The most significant estimation processes relate to the determination of policy liabilities, provisioning for asset impairment, determination of pension and other post-employment benefit obligations and expenses, income taxes, impairment testing of goodwill and intangible assets and assessment of variable interest entities (“VIEs”). Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The significant accounting policies used in the preparation of these consolidated financial statements are summarized below:

a)	Basis of consolidation

MFC consolidates the financial statements of all subsidiary companies and any VIEs where MFC is considered to be the primary beneficiary. As outlined in note 18, certain VIEs are consolidated into the general fund and certain VIEs are consolidated on the Segregated Funds Statements of Net Assets. General fund inter-company balances and transactions are eliminated and non-controlling interests in subsidiaries are included as a separate line item on the Consolidated Balance Sheets and the Consolidated Statements of Operations. The results of operations of subsidiaries are included in the consolidated financial statements from their date of acquisition.

The equity method of accounting is used to account for investments over which the Company has significant influence, whereby the Company records its share of the investee’s net assets and financial results. Gains and losses on sale of these investments are included in income when realized, while expected losses on other than temporary impairments are recognized immediately. These investments are included in other investments in the Company’s Consolidated Balance Sheets.

b)	Invested assets

The invested assets held by the Company are accounted for using the methods described below.

Cash and short-term securities comprise cash, current operating accounts, overnight bank and term deposits, and fixed-income securities held for the purpose of meeting short-term cash commitments. Short-term securities are carried at their fair values. Net payments in transit and overdraft bank balances are included in other liabilities.

Bonds are designated as trading under the fair value option or as available-for-sale (“AFS”). Bonds are carried at fair value. Unrealized gains and losses on bonds designated as trading are recognized in income immediately. Unrealized gains and losses on AFS bonds are recorded in other comprehensive income (“OCI”). Realized gains and losses on sale of bonds are recognized in income immediately. Impairment losses on AFS bonds are recognized in income on an individual security basis when the bond is considered to be other than temporarily impaired. Impairment is considered other than temporary when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond.

Stocks are designated as trading or as AFS. Stock securities traded in an active market are carried at fair value. Stock securities not traded in an active market are carried at cost. Realized gains and losses on sale of stocks and unrealized gains and losses on stocks designated as trading are recognized in income immediately. Unrealized gains and losses on AFS stocks are recorded in OCI. Impairment losses on AFS stocks are recognized in income on an individual security basis when the stock is considered to be other than temporarily impaired. Other than temporary impairment occurs when fair value has declined significantly below cost or for a prolonged period of time and there is not objective evidence to support recovery in value.

Mortgages are classified as loans and are carried at amortized cost less repayments and provisions for impairment losses, if any. Realized gains and losses are recorded in income immediately. Impairment losses are recorded on individual mortgages when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Impairment is measured based on the discounted value of expected future cash flows; the fair value of collateral security underlying the mortgages, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or observable market prices for the mortgages, if any.

62	2008 Annual Report

Private placements include corporate loans for which there is no active market. These are classified as loans and are carried at amortized cost less provision for impairments. Realized gains and losses are recorded in income immediately. Impairment losses are recorded on individual private placements when there is no longer assurance as to the timely collection of the full amount of principal and interest. Impairment is measured by discounting the expected future cash flows at the effective interest rates inherent in the loans; the fair value of security underlying the loans, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or observable market prices for the loans, if any.

Private placements also include investments in leveraged leases. The carrying value of leveraged leases is calculated by accruing income at the lease’s expected internal rate of return in accordance with the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”), EIC 46 “Leveraged Leases”.

Policy loans are classified as loans with a carrying value equal to their unpaid balance. Policy loans are fully collateralized by the cash surrender value of the underlying policies.

Bank loans are carried at unpaid principal minus provision for credit losses, if any.

Once established, provisions for impairment of private placements, mortgages and bank loans are reversed only if the conditions that caused the impairment no longer exist. On disposition of an impaired asset, any allowance is released.

In addition to allowances against the carrying value of impaired assets, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities.

Income is recognized on bonds and loans using the accrual basis. Premiums and discounts are amortized over the life of the underlying investment using the effective yield method.

The Company records purchases and sales of invested assets on a trade date basis.

Real estate investments are carried on a “move to market” basis with carrying values adjusted towards fair value at three per cent per quarter. Realized gains and losses are also deferred and brought into income at three per cent per quarter. Specific properties are immediately written down to market value, if impairment in the value of the entire real estate portfolio (determined net of deferred realized gains and losses) is considered to be other than temporary.

Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors. Other investments are accounted for using the equity method when the Company has the ability to exercise significant influence or the cost method when significant influence does not exist.

c)	Goodwill and other intangible assets

Goodwill represents the excess of the cost of businesses acquired over the fair value of the identifiable net assets acquired. Intangible assets include indefinite life and finite life intangible assets. Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. Any potential impairment of goodwill is identified by comparing the estimated fair value of a reporting unit to its carrying value. Any potential impairment of intangible assets with indefinite lives is identified by comparing the estimated fair value of the asset to its carrying value on the balance sheet. Finite life intangible assets are amortized over their estimated useful lives and tested for impairment whenever changing circumstances suggest impairment may have occurred.

d)	Miscellaneous assets

Miscellaneous assets include prepaid pension benefit costs, amounts due from reinsurers and capital assets. Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.

e)	Segregated funds

The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds accrue directly to the policyholders. The funds are presented separately from the general fund of the Company. Investments held in segregated funds are carried at market value. Income earned from segregated fund management fees is included in other revenue.

Where the Company’s general and segregated funds share a controlling financial interest in a VIE, the VIE is consolidated into the accounts of the segregated funds if the segregated funds own a greater interest than the general fund. Otherwise the VIE is consolidated into the general fund. Non-controlling interests in VIEs consolidated into segregated funds are reported as net assets held by other contract holders in the Segregated Funds Consolidated Statements of Net Assets.

The Company provides minimum guarantees on certain individual variable life and annuity contracts. These include minimum death benefit guarantees, minimum withdrawal guarantees, minimum maturity value guarantees and minimum income benefit guarantees. The liabilities associated with these minimum guarantees are recorded in actuarial liabilities in the general fund.

f)	Policy liabilities

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future policy benefits, policyholder dividends, taxes (other than income taxes) and expenses on policies in-force. The Company’s Appointed Actuary is responsible for determining the amount of policy liabilities in accordance with standards established by the Canadian Institute of Actuaries. In accordance with Canadian accepted actuarial practices, liabilities have been determined using the Canadian Asset Liability Method (“CALM”).

2008 Annual Report	63

g)	Financial instruments accounted for as liabilities

The Company issues a variety of financial instruments classified as liabilities, including consumer notes, notes payable, term notes, senior debentures, subordinate notes, surplus notes and preferred shares all of which are subject to CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”. The Company has elected Section 3855’s fair value option for consumer notes, which are carried at fair value with changes in fair value recorded in interest expense. Consumer notes’ issuance costs are expensed on issuance. The Company has elected to record other financial instruments classified as liabilities at their amortized cost, with issuance costs deferred and amortized over the lives of the liabilities.

h)	Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, the provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the Consolidated Balance Sheet dates. The income tax provision is comprised of current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the carrying value of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

i)	Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates in effect at the Consolidated Balance Sheet dates. Revenue and expenses are translated at the average exchange rates prevailing during the year. Unrealized foreign currency translation gains and losses from net investments in self-sustaining foreign operations and the results of hedging these positions, net of applicable taxes, are recorded in OCI.

j)	Stock-based compensation

The Company provides stock-based compensation to certain employees and directors as described in note 16.

The Company uses the fair value method for stock option awards granted on or after January 1, 2002. The intrinsic value method is used to account for stock option awards granted prior to January 1, 2002.

Stock options are expensed with a corresponding increase in contributed surplus. Restricted share units and deferred share units are expensed with a corresponding liability accrued based on specific performance conditions and the market value of the Company’s shares. The change in the value of restricted share units and deferred share units resulting from changes in specific performance conditions and in the Company’s market value and credited dividends is recognized in the Consolidated Statements of Operations, offset by the impact of total return swaps used to manage the variability of the related liability.

Stock-based compensation is recognized as compensation expense over the applicable vesting period, except if the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period. Compensation cost, attributable to stock options and restricted share units granted to employees who are eligible to retire on the grant date or who will become eligible to retire during the vesting period, is recognized over the period from the grant date to the date of retirement eligibility.

Contributions to the Global Share Ownership Plan (“GSOP”) are expensed as incurred. Under the GSOP, subject to certain conditions, MFC will match a percentage of the employee’s eligible contributions to certain maximums. All contributions are used by the plan’s trustee to purchase common shares in the open market.

k)	Employee future benefits

The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for eligible employees and agents. These plans include broad-based pension plans for employees, supplemental pension plans for executives and other post-employment benefit plans.

The defined contribution plans provide pension benefits based on the accumulated contributions and fund earnings. The cost of defined contribution plans is the required contribution provided by the Company.

The traditional defined benefit pension plans provide pension benefits based on the length of the employees’ service and the employees’ final average earnings. The other defined benefit pension plans consist of cash balance plans in the United States and Japan that provide benefits based on accumulated contributions and interest credits. The cost of all defined benefit pension plans is recognized using the projected benefit method, pro-rated on service, and estimates of expected return on plan assets, and, where applicable, rates of compensation increases and retirement ages of employees. Actuarial gains and losses that exceed 10 per cent of the greater of the accrued benefit obligation or the market-related value of the plan assets and any past service costs are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members. The expected return on plan assets is based on the Company’s best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years.

The Company also provides health, dental and, in some instances, life insurance benefits to qualifying employees upon retirement. The estimated present value of the cost of these benefits is charged to income over the employees’ years of service to their dates of

64	2008 Annual Report

full entitlement. Actuarial gains and losses that exceed 10 per cent of the accrued benefit obligation are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members.

In Canada and the United States, health and dental benefits are also provided to employees who are absent from work due to disability (or other approved leave). The estimated present value of these benefits is charged to income in the year of disability.

Prepaid benefit costs are included in other assets and accrued benefit liabilities are included in other liabilities.

l)	Derivative and hedging instruments

The Company uses derivative financial instruments (“derivatives”) to manage exposures to foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, selected anticipated transactions and certain guarantee related actuarial liabilities. Derivatives embedded in other financial instruments (“host instruments”) are separately recorded as derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the host instrument is not held for trading or carried at fair value. Derivatives are recorded at fair value. Derivatives with unrealized gains are reported as derivative assets and derivatives with unrealized losses are reported as derivative liabilities.

When derivatives are used to hedge risks, a determination is made for each relationship as to whether hedge accounting can be applied. Where hedge accounting is not applied, changes in the fair value of derivatives are recorded in investment income.

Hedge accounting

Where the Company has elected to use hedge accounting, a hedge relationship is designated and documented at inception. Hedge effectiveness is evaluated at inception and throughout the term of the hedge and hedge accounting is only applied when the Company expects that each hedging instrument will be highly effective in achieving offsetting changes in fair value or changes in cash flows attributable to the risk being hedged. When it is determined that the hedging relationship is no longer effective, or the hedging instrument or the hedged item has been sold or terminated, the Company discontinues hedge accounting prospectively. In such cases, if the derivative hedging instruments are not sold or terminated, any subsequent changes in fair value of the derivative are recognized in investment income.

For derivatives that are designated as hedging instruments, changes in fair values are recognized according to the nature of the risks being hedged, as discussed below.

Fair value hedges

In a fair value hedging relationship, changes in the fair value of the hedging derivatives are recorded in investment income, along with changes in fair value attributable to the hedged risk. The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and the adjustments are amortized over the remaining term of the hedging relationship. To the extent the changes in the fair value of derivatives do not offset the changes in the fair value of the hedged item attributable to the hedged risk in investment income, any ineffectiveness will remain in investment income. When hedge accounting is discontinued, the unamortized balance of the cumulative adjustments to the carrying value of the hedged item continues to be amortized to investment income over the remaining term of the hedging relationship unless the hedged item is sold, at which time the balance is recognized immediately in investment income.

Cash flow hedges

In a cash flow hedging relationship, the effective portion of the changes in the fair value of the hedging instrument is recorded in OCI while the ineffective portion is recognized in investment income. Gains and losses accumulated in Accumulated Other Comprehensive Income (“AOCI”) are recognized in income during the same periods as the variability in the cash flows hedged or the hedged forecasted transactions are recognized. The reclassifications from AOCI are made to investment income, with the exception of total return swaps that hedge restricted share units, which are reclassified to compensation expense.

Gains and losses on cash flow hedges accumulated in AOCI are reclassified immediately to investment income when the hedged item is sold or the forecasted transaction is no longer expected to occur. When a hedge is discontinued, but the hedged forecasted transaction remains highly probable to occur, the amounts accumulated in AOCI are reclassified to investment income in the periods during which variability in the cash flows hedged or the hedged forecasted transaction is recognized in income.

Net investment hedges

In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in OCI. Gains and losses in AOCI are recognized in income during the periods when the hedged net investment in foreign operations is substantially reduced.

m)	Premium income and related expenses

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due.

Expenses are recognized when incurred. Actuarial liabilities are computed at the end of each period, resulting in benefits and expenses being matched with the premium revenue.

2008 Annual Report	65

Note 2    ^    Changes in Accounting Policies

a)	Financial instruments – disclosure and presentation

Effective January 1, 2008, the Company adopted CICA Handbook Section 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”. Sections 3862 and 3863 replace Handbook Section 3861 “Financial Instruments – Disclosure and Presentation”. Section 3863 carries forward unchanged the presentation requirements of Section 3861 while Section 3862 requires additional disclosures of the nature and extent of risks arising from financial instruments, including the objectives, policies, processes and methods used to measure and manage key risks. The new required disclosures are included in note 8.

b)	Financial instruments – recognition and measurement

On October 17, 2008, the CICA announced amendments to Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3862 “Financial Instruments – Disclosures”. These amendments permit companies to move certain financial assets out of categories that require fair value changes to be recognized immediately in net income. No such transfers have been effected by the Company.

Note 3    ^    Future Accounting and Reporting Changes

a)	Goodwill and intangible assets

In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets”, replacing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Requirements concerning goodwill are unchanged from the previous Section 3062. Section 3064 will be effective on a prospective basis for the Company’s fiscal year beginning January 1, 2009. The new section is not expected to have a material impact on the Company’s consolidated financial statements.

b)	Transition to International Financial Reporting Standards (“IFRS”)

On February 13, 2008 the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises in Canada will be required to adopt IFRS as a replacement of Canadian GAAP for periods beginning on or after January 1, 2011. The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.

The Company is in the process of evaluating the financial statement impact of the differences between Canadian GAAP and IFRS, and assessing the first time adoption and transitional options, in order to select the most appropriate accounting policies under IFRS. Until this process is complete, the full impact of adopting IFRS on the Company’s future financial position and future results cannot be reasonably determined.

The international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be in place by January 1, 2011. Therefore, upon initial adoption of IFRS the Company will continue to measure insurance liabilities using CALM. Under CALM, the measurement of actuarial liabilities is based on the carrying value of assets required to support those liabilities. Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is adopted any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in reserves and therefore this change is not expected to have a material impact on net income.

Note 4    ^    Invested Assets and Investment Income

a)	Carrying values and fair values of invested assets

As at December 31, 2008	Fair value option	Available-for- sale	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$705	$13,928	$2,636	$17,269	$17,269
Bonds(2)
Canadian government & agency	7,875	2,888	–	10,763	10,763
U.S. government & agency	4,626	2,494	–	7,120	7,120
Other government & agency	5,253	1,144	–	6,397	6,397
Corporate	44,989	5,258	–	50,247	50,247
Mortgage/asset-backed securities	7,656	965	–	8,621	8,621
Stocks(2)	5,492	2,862	–	8,354	8,354
Loans
Mortgages(3)	–	–	30,963	30,963	30,703
Private placements(4)	–	–	25,705	25,705	24,270
Policy loans(5)	–	–	7,533	7,533	7,533
Bank loans(3)	–	–	2,384	2,384	2,394
Real estate(6)	–	–	7,274	7,274	9,212
Other investments(7)	–	–	4,871	4,871	5,275
Total invested assets	$76,596	$29,539	$81,366	$187,501	$188,158

66	2008 Annual Report

As at December 31, 2007	Fair value option	Available-for- sale	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$645	$10,098	$1,611	$12,354	$12,354
Bonds(2)
Canadian government & agency	8,384	2,673	–	11,057	11,057
U.S. government & agency	4,796	1,262	–	6,058	6,058
Other government & agency	4,068	610	–	4,678	4,678
Corporate	38,121	3,963	–	42,084	42,084
Mortgage/asset-backed securities	8,055	899	–	8,954	8,954
Stocks(2)	6,913	4,221	–	11,134	11,134
Loans
Mortgages(3)	–	–	26,061	26,061	26,071
Private placements(4)	–	–	21,591	21,591	21,573
Policy loans(5)	–	–	5,823	5,823	5,823
Bank loans(3)	–	–	2,182	2,182	2,191
Real estate(6)	–	–	5,727	5,727	7,608
Other investments(7)	–	–	3,597	3,597	4,236
Total invested assets	$70,982	$23,726	$66,592	$161,300	$163,821
(1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads.
(2)

Fair values for bonds and stocks are determined with reference to quoted bid prices where available. When such prices are not available, fair values are determined using techniques which include security specific interest rates and discounted cash flows based on observable market data.

(3)

Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values of variable-rate mortgages and bank loans are assumed to equal their carrying values.

(4)

Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated. The assumptions are based primarily on market observable data. Fair values also reflect any applicable provision for credit loan losses. Leveraged leases are carried at values derived in accordance with leveraged lease accounting.

(5)

Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values are assumed to equal their fair values.

(6)

Fair values of real estate are determined by external appraisals using a variety of techniques including discounted cash flows, income capitalization approaches and comparable sales analysis. Foreclosed properties of $6 are included in real estate as at December 31, 2008 (2007 – $4).

(7)

Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors. Fair values of these investments are estimated based on best available information which is generally not market observable. This may include external appraisals as well as various valuation techniques used by external managers.

The following table presents the carrying value and fair value of mortgages, by type of property:

Mortgages As at December 31,	2008		2007
	Carrying value	Fair value	Carrying value	Fair value
Residential	$10,863	$10,908	$8,838	$8,872
Office	5,030	4,998	3,883	3,887
Retail	6,343	6,237	5,586	5,543
Industrial	3,646	3,628	3,225	3,235
Other	5,081	4,932	4,529	4,534
Total	$30,963	$30,703	$26,061	$26,071

The carrying value of government-insured mortgages was 25% of the total mortgage portfolio as at December 31, 2008 (2007 – 21%) and the carrying value of privately-insured mortgages was 0.9% of the total mortgage portfolio as at December 31, 2008 (2007 – 1.5%).

2008 Annual Report	67

b)	Investment income

For the year ended December 31, 2008	Fair value option	Available-for-sale	Other (2)	Total	Yields(3)
Cash and short-term securities	$25	$327	$–	$352	2.9%
Bonds					(0.7)%
Interest income	3,450	572	–	4,022	5.5%
(Losses) gains(1)	(4,017)	10	–	(4,007)	(5.2)%
Impairment loss	(476)	(46)	–	(522)
Stock securities					(22.0)%
Dividend income	196	155	–	351
(Losses) gains(1)	(2,866)	205	–	(2,661)
Impairment loss	–	(321)	–	(321)
Loans
Mortgages					5.9%
Interest income	–	–	1,588	1,588
Gains(1)	–	–	45	45
Provision for loan losses, net	–	–	(19)	(19)
Private placements					4.8%
Interest income	–	–	1,200	1,200
Gains(1)	–	–	46	46
Provision for loan losses, net	–	–	(145)	(145)
Policy loans	–	–	435	435	6.8%
Bank loans					6.0%
Interest income	–	–	131	131
Recovery of loan losses, net	–	–	2	2
Real estate	–	–	634	634	11.0%
Derivatives					n/a
Interest	–	–	(88)	(88)
Gains(1)	–	–	2,866	2,866
Impairment loss	–	–	(11)	(11)
Other investments					10.1%
Interest and other income	–	–	403	403
Gains(1)	–	–	31	31
Impairment loss	–	–	(34)	(34)
Total investment income (loss)	$(3,688)	$902	$7,084	$4,298	2.6%
Interest income	$3,475	$899	$3,669	$8,043	4.9%
Dividend, rental and other income	196	155	634	985	0.6%
Impairments and provisions for loan losses (note 8)	(476)	(367)	(207)	(1,050)	(0.6)%
Realized gains (losses) on assets backing surplus	–	163	(47)	116	0.1%
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes
Bonds	(4,017)	–	–	(4,017)	(2.4)%
Stocks	(2,866)	52	–	(2,814)	(1.7)%
Loans	–	–	83	83	0.0%
Other investments	–	–	27	27	0.0%
Derivatives	–	–	2,925	2,925	1.7%
Total investment income (loss)	$(3,688)	$902	$7,084	$4,298	2.6%

68	2008 Annual Report

For the year ended December 31, 2007	Fair value option	Available-for-sale	Other (2)	Total	Yields (3)
Cash and short-term securities	$38	$465	$–	$503	4.9%
Bonds					5.2%
Interest income	3,451	509	–	3,960	5.3%
(Losses) gains(1)	(103)	31	–	(72)	(0.1)%
Impairment loss	(8)	(4)	–	(12)
Stock securities					11.2%
Dividend income	172	123	–	295
Gains(1)	589	432	–	1,021
Impairment loss	–	(33)	–	(33)
Loans
Mortgages					6.3%
Interest income	–	–	1,551	1,551
Gains(1)	–	–	74	74
Recovery of loan losses, net	–	–	21	21
Private placements					6.4%
Interest income	–	–	1,355	1,355
Gains(1)	–	–	103	103
Recovery of loan losses, net	–	–	2	2
Policy loans	–	–	414	414	6.8%
Bank loans					7.4%
Interest income	–	–	151	151
Real estate	–	–	605	605	11.2%
Derivatives					n/a
Interest	–	–	(64)	(64)
Gains(1)	–	–	73	73
Other investments					12.1%
Interest and other income	–	–	332	332
Gains(1)	–	–	82	82
Impairment loss	–	–	(20)	(20)
Total investment income	$4,139	$1,523	$4,679	$10,341	6.4%
Interest income	$3,489	$974	$3,739	$8,202	5.0%
Dividend, rental and other income	172	123	605	900	0.5%
Impairments and provisions for loan losses (note 8)	(8)	(37)	3	(42)	0.0%
Realized gains on assets backing surplus	–	424	39	463	0.3%
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes
Bonds	(103)	–	–	(103)	(0.1)%
Stocks	589	39	–	628	0.4%
Loans	–	–	174	174	0.1%
Other investments	–	–	40	40	0.0%
Derivatives	–	–	79	79	0.0%
Total investment income	$4,139	$1,523	$4,679	$10,341	6.4%
(1)

Gains (losses) include realized and unrealized gains (losses) for securities and derivatives designated as trading under the fair value option and realized gains (losses) for AFS securities, loans and other invested assets.

(2)	Other includes interest income, real estate rental income and move to market adjustments, derivative income as outlined in note 6 and earnings on other investments.
(3)	Yields are based on total investment income divided by the average carrying value plus accrued income less deferred realized net gains (on real estate holdings).

c)	Investment and interest expenses

Investment expenses

For the years ended December 31,	2008	2007
Related to invested assets	$388	$376
Related to segregated, mutual and other funds	555	607
Total investment expenses	$943	$983

Interest expense

For the years ended December 31,	2008	2007
Interest expense on consumer notes	$107	$124
(Decrease) increase in fair value of consumer notes	(22)	29
Other interest expense	1,102	879
Total interest expense	$1,187	$1,032

2008 Annual Report	69

Note 5    ^    Intangible Assets

Intangible assets include the JHF brand name, distribution networks, fund management contracts, and other contractual rights. Finite life intangible assets are amortized over their estimated useful lives in relation to the associated gross margins from the related businesses.

For the year ended December 31, 2008	Balance January 1, 2008	Additions	Purchase equation adjustment	Amortization	Change in foreign exchange rates	Balance December 31, 2008
Indefinite life
Brand	$593	$–	$–	$–	$142	$735
Fund management contracts and other	290	11	–	–	70	371
	$883	$11	$–	$–	$212	$1,106
Finite life
Distribution networks	$568	$–	$(5)	$(12)	$88	$639
Other intangible assets	122	–	–	(11)	10	121
	$690	$–	$(5)	$(23)	$98	$760
Total	$1,573	$11	$(5)	$(23)	$310	$1,866

For the year ended December 31, 2007	Balance January 1, 2007	Additions	Disposals	Amortization	Change in foreign exchange rates	Balance December 31, 2007
Indefinite life
Brand	$700	$–	$–	$–	$(107)	$593
Fund management contracts	342	–	–	–	(52)	290
	$1,042	$–	$–	$–	$(159)	$883
Finite life
Distribution networks	$524	$123	$–	$(11)	$(68)	$568
Other intangible assets	142	1	–	(13)	(8)	122
	$666	$124	$–	$(24)	$(76)	$690
Total	$1,708	$124	$–	$(24)	$(235)	$1,573

Note 6    ^    Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices.

Fair value of derivatives

All derivatives, including embedded derivatives, are recorded at fair value. Fair values of derivatives are determined using quoted market prices or readily available market rates where applicable. Where there is not an active market, the fair value of derivatives is determined using industry accepted valuation techniques such as discounted cash flow models and/or option pricing models, using observable market-based inputs. Valuation techniques reflect assumptions related to the timing and amount of estimated future cash flows. These assumptions incorporate the use of externally observable market inputs which include factors such as interest rate yield curves, currency exchange rates, and corresponding market-based rate and price volatility levels.

Types of derivatives

Derivatives are used by the Company to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a pre-determined future date at a specified price. Forward contracts are over-the-counter contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

70	2008 Annual Report

Hedging relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as either fair value hedges, cash flow hedges or as net investment hedges, as described below.

Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps and forward and future contracts to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

For the year ended December 31, 2008, the Company recognized gains of $9 (2007 – losses of $19) related to the ineffective portion of its fair value hedges. These amounts are recorded in investment income.

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and forward agreements to hedge currency exposure on certain debt issued and uses total return swaps to hedge the variability in cash flows associated with certain stock-based compensation awards.

For the year ended December 31, 2008, the Company recognized losses of $17 (2007 – nil) related to the ineffective portion of its cash flow hedges in investment income as a result of discontinuing a hedge of future carrying costs related to an anticipated debt issuance. In addition, the Company terminated certain hedges related to outstanding restricted stock units. A loss of $97 (2007 – nil) was recognized in compensation costs as a result of the termination of these hedging relationships. The Company anticipates that net losses of approximately $16 will be reclassified from AOCI to earnings within the next twelve months. The maximum time frame for which variable cash flows are hedged is 28 years.

Hedges of net investments in foreign operations

The Company uses forward currency contracts to manage its foreign currency exposures to net investments in self-sustaining foreign operations. For the year ended December 31, 2008, net losses of $712 (2007 – net gains of $345) relating to hedges of investments in foreign operations were recorded in OCI.

Derivatives not designated as hedging instruments

Derivatives used in portfolios supporting policy liabilities are generally not designated as hedging instruments because the securities in these portfolios are recorded at fair value. Accordingly, the changes in fair value of these derivatives and securities are recognized in investment income as they occur. Interest rate and cross currency swaps are used in the portfolios supporting policy liabilities to manage duration and currency risks.

In addition, certain reinsurance contracts primarily related to equity market exposures are classified as financial instruments and are measured at fair value. These include reinsurance ceded contracts of $1,991 and reinsurance assumed contracts of $133. These contracts are included in policy liabilities. Claims recovered under reinsurance ceded contracts offset the claim expense and claims paid on the reinsurance assumed contracts are reported as policy benefits.

The fair value of derivative instruments is summarized by hedging relationship, derivative type and term to maturity in the following tables. Fair values shown do not incorporate the impact of master netting agreements (see note 8):

	2008		2007
As at December 31,	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Fair value hedges	$21	$637	$160	$181
Cash flow hedges	5	593	174	150
Hedges of net investments in foreign operations	84	182	96	36
Derivatives not designated as hedges	7,773	4,977	1,699	1,499
Total	$7,883	$6,389	$2,129	$1,866

Term to maturity As at December 31, 2008	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$373	$406	$152	$6,952	$7,883
Derivative liabilities	$374	$657	$628	$4,730	$6,389

2008 Annual Report	71

	Remaining term to maturity (notional amounts)				Fair value			Credit risk equivalent(2)	Risk- weighted amount(3)
As at December 31, 2008	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Interest rate contracts:
Swap contracts	$3,666	$15,235	$41,470	$60,371	$7,096	$(4,274)	$2,822	$3,376	$789
Futures	471	–	–	471	–	–	–	–	–
Options purchased	184	351	–	535	–	–	–	11	3
Sub-total	$4,321	$15,586	$41,470	$61,377	$7,096	$(4,274)	$2,822	$3,387	$792
Foreign exchange:
Swap contracts	2,323	4,131	6,034	12,488	730	(2,086)	(1,356)	1,811	421
Forward contracts	8,247	2	–	8,249	109	(113)	(4)	147	32
Commodity contracts	31	52	29	112	15	(1)	14	68	16
Equity contracts	1,579	82	42	1,703	12	(38)	(26)	48	11
Total(1)	$16,501	$19,853	$47,575	$83,929	$7,962	$(6,512)	$1,450	$5,461	$1,272

As at December 31, 2007
Interest rate contracts:
Swap contracts	$2,789	$11,511	$23,430	$37,730	$1,081	$(666)	$415	$918	$242
Future contracts	81	–	–	81	–	–	–	–	–
Options purchased	302	327	105	734	–	–	–	9	2
Sub-total	$3,172	$11,838	$23,535	$38,545	$1,081	$(666)	$415	$927	$244
Foreign exchange:
Swap contracts	2,815	3,401	3,304	9,520	1,025	(1,222)	(197)	952	242
Forward contracts	4,604	6	–	4,610	45	(19)	26	66	19
Equity contracts	782	112	64	958	2	(10)	(8)	51	15
Total(1)	$11,373	$15,357	$26,903	$53,633	$2,153	$(1,917)	$236	$1,996	$520

(1)	Positive fair value includes accrued interest receivable of $79 (2007 – $24) and negative fair value includes accrued interest payable of $123 (2007 – $51).

(2)

Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the current cost of replacing all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure is calculated based on a formula prescribed by OSFI.

(3)	Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

Note 7    ^    Policy Liabilities

a)	Policy liabilities

Policy liabilities are reported net of reinsurance ceded. Policy liabilities, before and after reinsurance ceded, are shown below.

As at December 31,	2008	2007
Gross policy liabilities	$153,169	$133,109
Impact of reinsurance ceded	(7,110)	(8,687)
Policy liabilities	$146,059	$124,422

Policy liabilities include actuarial liabilities as well as benefits payable, provision for unreported claims, and policyholder amounts on deposit. The components of policy liabilities are shown below.

As at December 31,	2008	2007
Actuarial liabilities	$138,123	$117,652
Benefits payable and provision for unreported claims	2,128	2,215
Policyholder amounts on deposit	5,808	4,555
Policy liabilities	$146,059	$124,422

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of actuarial liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are projected using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation. For investment returns, this margin is established by scenario testing. Scenario testing is generally done on a deterministic basis, testing a range of prescribed and company-developed scenarios, but is done stochastically for minimum guarantees on segregated fund products. For other assumptions, this margin is established by directly adjusting the best estimate assumption.

Cash flows used in the actuarial valuation adjust the gross policy cash flows to reflect the projected cash flows from ceded reinsurance. The cash flow impact of ceded reinsurance varies depending upon the amount of reinsurance, the structure of the reinsurance treaties, the expected economic benefit from the treaty cash flows and the impact of margins for adverse deviation.

72	2008 Annual Report

The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts a shorter projection period may be used, limiting the period to the term of the liability over which the Company is exposed to material insurance risk without the ability to adjust premiums or policy charges. Where the projection period is less than the policy lifetime, actuarial liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recoverability using assumptions that are consistent with other components of the actuarial valuation.

b)	Composition

The composition of policy liabilities by line of business and reporting segment is shown, before and after reinsurance ceded, in the table below.

	Individual insurance		Annuities and pensions	Other policy liabilities(1)	Total, net of reinsurance ceded	Total before reinsurance ceded
As at December 31, 2008	Participating	Non-participating
U.S. Insurance	$23,150	$16,413	$29	$14,043	$53,635	$56,405
U.S. Wealth Management	–	–	36,592	63	36,655	38,357
Canadian Division	6,661	9,569	12,780	6,161	35,171	37,251
Asia and Japan Division	13,995	2,528	1,851	318	18,692	18,783
Reinsurance Division	–	1,373	–	481	1,854	2,026
Corporate and Other	4	176	1	(129)	52	347
Total, net of reinsurance ceded	$43,810	$30,059	$51,253	$20,937	$146,059	$153,169
Total before reinsurance ceded	$44,342	$33,492	$53,006	$22,329	$153,169

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

	Individual insurance		Annuities and pensions	Other policy liabilities(1)	Total, net of reinsurance ceded	Total before reinsurance ceded
As at December 31, 2007	Participating	Non-participating
U.S. Insurance	$20,129	$12,050	$25	$8,892	$41,096	$44,747
U.S. Wealth Management	–	–	30,599	49	30,648	31,548
Canadian Division	6,464	11,166	13,221	5,798	36,649	40,102
Asia and Japan Division	11,758	1,255	684	216	13,913	13,982
Reinsurance Division	–	1,082	–	539	1,621	1,818
Corporate and Other	–	109	32	354	495	912
Total, net of reinsurance ceded	$38,351	$25,662	$44,561	$15,848	$124,422	$133,109
Total before reinsurance ceded	$39,110	$31,096	$45,515	$17,388	$133,109

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

Separate sub-accounts were established for participating policies in-force at the demutualization of MLI and John Hancock Life Insurance Company. These sub-accounts permit this participating business to be operated as separate “closed blocks” of business. As at December 31, 2008, $28,817 (2007 – $25,289) of both assets and policy liabilities related to these closed blocks of participating policies.

c)	Assets backing policy liabilities, other liabilities and capital

Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. The Company has established target investment strategies and asset mixes for each asset segment supporting policy liabilities, which take into account the risk attributes of the liabilities supported by the assets and expectations of market performance. Liabilities with rate and term guarantees are predominantly backed by fixed-rate instruments on a cash flow matching basis for a targeted duration horizon. Longer duration cash flows on these liabilities as well as on adjustable products such as participating life insurance are backed by a broader range of asset classes, including equity and other non-fixed income investments. The Company’s equity is invested in a range of debt and equity investments, both public and private.

Changes in the fair value of assets backing policy liabilities that are not judged by the Company to be other than temporary would have a limited impact on the Company’s earnings wherever there is an effective matching of the assets and liabilities, as these changes would be substantially offset by corresponding changes in the value of the actuarial liabilities. The fair value of assets backing policy liabilities as at December 31, 2008 was estimated at $146,205 (2007 – $126,243).

The fair value of assets backing capital and other liabilities as at December 31, 2008 was estimated at $65,477 (2007 – $52,735).

2008 Annual Report	73

The carrying value of total assets backing net policy liabilities, other liabilities and capital was as follows:

	Individual life insurance		Annuities and pensions	Other policy liabilities(1)	Other liabilities(2)	Capital(3)	Total
As at December 31, 2008	Participating	Non-participating
Assets
Bonds	$22,803	$13,349	$22,996	$7,015	$4,742	$12,243	$83,148
Stocks	3,149	1,885	130	286	318	2,586	8,354
Mortgages	4,890	3,946	9,222	3,878	8,761	266	30,963
Private placements	3,426	3,685	10,675	2,817	871	4,231	25,705
Real estate	2,213	2,337	862	1,181	522	159	7,274
Other	7,329	4,857	7,368	5,760	18,641	11,626	55,581
Total	$43,810	$30,059	$51,253	$20,937	$33,855	$31,111	$211,025

	Individual life insurance		Annuities and pensions	Other policy liabilities(1)	Other liabilities(2)	Capital(3)	Total
As at December 31, 2007	Participating	Non-participating
Assets
Bonds	$20,145	$11,986	$21,087	$5,876	$5,223	$8,514	$72,831
Stocks	3,986	2,410	273	173	545	3,747	11,134
Mortgages	3,825	3,232	8,804	3,308	6,575	317	26,061
Private placements	2,827	2,864	8,810	2,577	1,030	3,483	21,591
Real estate	2,043	1,503	529	1,136	428	88	5,727
Other	5,525	3,667	5,058	2,778	10,708	11,378	39,114
Total	$38,351	$25,662	$44,561	$15,848	$24,509	$27,527	$176,458

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.
(2)	Other liabilities include non-insurance liabilities.
(3)	Capital is defined in note 15.

d)	Significant policy liability valuation assumptions

The determination of policy liabilities involves the use of estimates and assumptions.

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. In conjunction with prudent business practices to manage both business and investment risks, the selection and monitoring of appropriate assumptions are designed to minimize the Company’s exposure to measurement uncertainty.

74	2008 Annual Report

Best estimate assumptions

Best estimate assumptions are made with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actual experience is monitored to ensure that the assumptions remain appropriate and assumptions are changed as warranted. Assumptions are discussed in more detail in the following table:

	Nature of factor and assumption methodology	Risk management
Mortality and morbidity

Mortality relates to the occurrence of death. Mortality assumptions are based on the Company’s internal experience as well as industry past and emerging experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market.

Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity assumptions are based on the Company’s internal experience as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market.

The Company maintains appropriate underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and the overall 2008 experience was favourable when compared to the Company’s assumptions. Morbidity is also monitored monthly and the overall 2008 experience was unfavourable when compared to the Company’s assumptions.

Investment returns

The Company segments assets to support liabilities by business segment and geographic market and establishes investment strategies appropriate for each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return on these assets for all future years. The re-investment strategies are based on the target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and a projected outlook for non-fixed interest assets.

Investment return assumptions include expected future asset credit losses on fixed income investments. Credit losses are projected based on past Company and industry experience as well as specific reviews of the current investment portfolio.

Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. The costs are attributed to each asset class to develop unitized assumptions per dollar of asset for each asset class.

The Company’s policy of closely matching the cash flows of assets with those of the corresponding liabilities reduces the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under CALM, the re-investment rate is developed using interest rate scenario testing.

The exposure to credit losses is managed by policies that limit concentrations by issuer, corporate connections, ratings, sectors and geographic regions. On participating policies and some non-participating policies credit loss experience is passed back to policyholders through the investment return crediting formula. For other policies, the premiums and benefits reflect the Company’s assumed level of future credit losses at contract inception or most recent contract adjustment date. The Company holds explicit provisions in actuarial liabilities for credit risk including provisions for adverse deviation.

In 2008, credit loss experience on both bonds and mortgages was unfavourable when compared to the Company’s assumptions.

Stocks and real estate are used primarily to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. Stocks, real estate, oil and gas and other non fixed income assets are also used to support long-dated obligations in the Company’s annuity and pensions businesses and for long-dated insurance obligations on contracts where the investment return risk is borne by the Company.

In 2008, investment expense experience was unfavourable when compared to the Company’s assumptions.

Policy terminations	Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.

The Company designs its products in order to minimize financial exposure to lapse and surrender risk. The Company monitors lapse and surrender experience monthly.

In aggregate, 2008 lapse experience on insurance products was unfavourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Maintenance expenses for 2008 were favourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

2008 Annual Report	75

	Nature of factor and assumption methodology	Risk management
Policyholder dividends, experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions used for mortality and morbidity, investment returns, rates of policy termination, operating expenses and taxes.

The Company monitors policy experience closely and adjusts policy benefits and other adjustable elements to reflect this experience.

Policyholder dividends are reviewed annually for all businesses under a framework of Board approved dividend policies.

Foreign currency	Foreign currency risk results from a mismatch of the currency of liabilities and the currency of the assets designated to support these obligations. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.	The Company has a policy of matching the currency of its assets with the currency of the liabilities they support to mitigate exposure related to adverse movements in foreign exchange rates.

The Company’s practice is to review actuarial assumptions on an annual basis as part of its review of methods and assumptions (note 7(f)).

Provision for adverse deviation assumptions

The basic assumptions made in establishing policy liabilities reflect best estimates within a range of possible outcomes. To recognize the uncertainty in these best estimate assumptions, to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.

These margins increase policy liabilities and decrease the income that would be recognized at inception of the policy. Minimum conditions are prescribed by the Canadian Institute of Actuaries for determining margins related to interest rate risk. Specific guidance is also provided for other risks such as market, credit and mortality risks. For other risks, which are not specifically addressed by the Canadian Institute of Actuaries, a range is provided of five per cent to 20 per cent of the expected experience assumption, taking into account the risk profiles of the business. The Company uses assumptions at the conservative end of the permissible ranges, taking into account the risk profile of the business.

e)	Change in policy liabilities

The change in policy liabilities during the year was a result of the following business activities and changes in actuarial estimates:

For the year ended December 31, 2008	Actuarial liabilities	Other policy liabilities(1)	Policy liabilities
Balance, January 1	$117,652	$6,770	$124,422
New policies	5,457	–	5,457
Normal in-force movement	(4,177)	(216)	(4,393)
Changes in methods and assumptions	(519)	37	(482)
Currency impact	19,710	1,345	21,055
Balance, December 31	$138,123	$7,936	$146,059

For the year ended December 31, 2007

Balance, December 31, 2006	$123,416	$7,403	$130,819
Impact of adopting new accounting policies for financial instruments	7,742	7	7,749
Balance, January 1, 2007	$131,158	$7,410	$138,568
New policies	2,558	–	2,558
Normal in-force movement	(2,155)	169	(1,986)
Changes in methods and assumptions	(27)	59	32
Currency impact	(13,882)	(868)	(14,750)
Balance, December 31	$117,652	$6,770	$124,422

(1)	Other policy liabilities is comprised of benefits payable and provision for unreported claims and policyholder amounts on deposit.

f)	Changes in actuarial methods and assumptions

The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Policy liabilities are increased when expected benefit costs and related risks increase, and vice versa. Policy liabilities include liabilities for policy benefits in the course of settlement.

In 2008, changes in methods and assumptions used in the determination of policy liabilities resulted in a net decrease of $482 (2007 – increase of $32) in policy liabilities. The net decrease includes a decrease of $8 (2007 – $10) to policy liabilities impacting

76	2008 Annual Report

non-controlling interest in subsidiaries, a decrease of $20 (2007 – increase of $23) to participating policyholders’ reserves, and a net decrease of $454 (2007 – increase of $19) to reserves that impact the shareholders’ account. As a result of the actuarial changes in methods and assumptions, shareholders’ pre-tax income increased by $454 (2007 – decreased by $19) which is reported in the Corporate and Other segment.

The changes in methods and assumptions in 2008 include a release of $518 related to mortality and expense assumptions partially offset by an increase from lapses and other policyholder behaviour assumptions. Refinements to re-investment return and scenario testing assumptions resulted in a $164 increase in policy liabilities. Other changes to valuation models and assumptions resulted in a $128 reduction in policy liabilities with a net release of excess margins in interest rate risk reserves offset by establishment of segregated fund guarantee reserves incremental to normal policy reserve accruals and an increase in reserves due to refinements of existing reserve modeling for insurance and long-term care businesses.

The changes in methods and assumptions in 2007 include an increase of $618 from a reduction in assumed ultimate re-investment rates, offset by reductions of $657 from reflecting increases in available market spreads on re-investments, and a reduction of $229 from other refinements and re-investment return and scenario testing assumptions. There was also a reduction of $168 for refinements to policy liability modeling. Updates to non-economic valuation assumptions resulted in an increase of $468. This included an increase in reserves for the explicit valuation assumptions for insurance risks, policyholder behaviour and expenses, offset by a reduction in reserves for certain reinsurance risks.

Note 8    ^    Risk Management

The Company employs an enterprise-wide approach to all risk taking and risk management activities globally. The Company’s enterprise risk management framework sets out policies and standards of practice related to governance, identification and monitoring, measurement and control and mitigation of key risks. Individual risk management strategies are in place for each specific key risk within the Company’s broad risk categories: strategic, market and liquidity (includes market price, interest rate, foreign currency and liquidity risks), credit, insurance and operational.

Market price and interest rate risk

Due to the nature of the insurance business, invested assets and insurance liabilities as well as revenues and expenses are impacted by movements in capital markets, interest rates and credit spreads. Accordingly, the Company considers these risks together in managing its asset and liability positions and ensuring that risks are properly managed. These risks are referred to collectively as market price and interest rate risk – the risk of loss resulting from adverse movements in market price, interest rates and credit spreads.

In the general fund, market price and interest rate changes may lead to asset returns that are insufficient to support product liabilities and may impact the value of assets held in the Company’s shareholders’ equity account. This level of risk is impacted by the Company’s asset allocation and the nature of embedded product guarantees and policyholder options. Interest rate risk within the general fund arises mainly from the uncertainty of returns that can be achieved on investments to be made in the future as recurring premiums are received, and from any mismatch between the term profile of assets and liabilities. Market price and interest rate risk also arise from minimum rate guarantees and withdrawal options on products where investment returns are generally passed through to policyholders. The performance of capital markets, interest rates, inflation and general economic conditions all influence the performance of the Company’s general fund investments, including bonds, loans, publicly traded and private equities, commercial real estate, timber and agricultural lands and oil and gas investments.

Market price and interest rate risk in the general fund is managed through established policies and standards of practice that limit market price and interest rate risk exposure. Company-wide market price and interest rate risk exposure limits are established and actual positions are monitored against limits. Target asset mixes and term profiles, and risk limits are updated regularly and communicated to individual portfolio managers. Actual asset positions are periodically rebalanced to within established limits.

The market price and interest rate risk arising from the Company’s off-balance sheet products is due mainly to the guarantees provided on variable annuity and insurance products, as well as the uncertainty of future levels of asset-based fees. Guarantees include minimum levels of death, maturity, income and withdrawal benefits on variable products. The Company mitigates its market price and interest rate risk arising from off-balance sheet products through benefit guarantee design, limitations on fund offerings and the use of capital market hedging strategies and reinsurance.

In order to manage the exposure to market price and interest rate risk, the Company monitors invested assets and the liabilities which they support under three broad categories: liabilities supported with matching mandates, liabilities supported with target return mandates, and exposures arising from variable products and other managed assets. Liabilities supported with matching mandates generally include insurance and wealth guaranteed benefit obligations falling within the terms for which fixed income assets are generally available in the market, and are supported by fixed income assets with generally matching term profiles. Liabilities supported with target return mandates include guaranteed benefit obligations falling beyond the term for which fixed income assets are generally available in the market as well as obligations related to products that generally pass through investment returns to policyholders. Assets supporting the shareholders’ equity account are generally managed under a target return mandate.

2008 Annual Report	77

The following table shows the potential impact on shareholders’ economic value of specific stress scenarios, each one reflecting a shock from December 31st market levels, that reflects a confidence level of approximately 87 per cent over a one-year horizon, according to the Company’s internal models. The stress scenarios are:

■	an immediate and permanent increase of one per cent in interest rates for all maturities across all markets,

■	an immediate and permanent decrease of one per cent in interest rates for all maturities across all markets, and

■	an immediate ten per cent decline in the market value of non-fixed income assets.

Impact on shareholders’ economic value arising from general fund

Shareholders’ economic value for general fund assets is calculated as the net present value of future cash flows related to existing assets, recurring premiums to be received and product benefit and expenses to be paid, all discounted at market yields and adjusted for tax.

	1% change in interest rates		10% decline in market values(2)
As at December 31, 2008	Increase	Decrease	Equities	Real estate	Timber	Other(1)
Matching mandates
Insurance	$27	$(86)
Wealth Management	(9)	12
Total	$18	$(74)
Target return mandates
Insurance	$688	$(1,133)	$(142)	$(288)	$(67)	$(61)
Wealth Management	8	(110)	(71)	(58)	(8)	(10)
Shareholders’ equity account	(366)	470	(195)	(1)	(20)	(30)
Total	$330	$(773)	$(408)	$(347)	$(95)	$(101)

(1)	Other assets include agricultural lands and oil and gas holdings.
(2)	A 10% increase in market values of equities, real estate, timber and other assets would have the exact opposite impact to that displayed above.

Impact on shareholders’ economic value from variable products and other managed assets

Shareholders’ economic value arising from variable products, mutual funds and institutional asset management operations, is calculated as the net present value of expected after-tax cash flows related to managing these assets and/or providing guarantees discounted at market yields. The table below shows the potential impact on shareholders’ economic value of an immediate ten per cent decline and ten per cent increase in the market value of equity funds.

Change in market values as at December 31, 2008	10% Increase	10% Decrease
Market-based fees	$346	$(380)
Variable product guarantees	$634	$(800)

Guarantees are also sensitive to changes in interest rates. A one per cent increase in interest rates would improve shareholders’ economic value related to variable product guarantees by $216, while a one per cent decrease in interest rates would diminish shareholders’ economic value related to variable product guarantees by $250. Additional information about guarantees on variable annuities and segregated funds is shown in the table below.

Variable annuity and segregated fund benefit guarantees

As at December 31, 2008	Fund value(2)	Amount at risk(2)	Expected guarantee cost(3)
Maturity / income / withdrawal benefits	$65,457	$20,971
Death benefits(1)	8,965	5,838
Total	$74,422	$26,809	$(135)

(1)	Death benefits include stand-alone guarantees and guarantees in excess of maturity or income guarantees where both are provided on a policy.
(2)

Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured. This amount is not currently payable.

(3)

The expected guarantee cost is the average, across all investment return scenarios, of the present value of projected future guaranteed benefit payments, net of reinsurance and fee income allocated to support the guarantees.

In the latter half of 2008, volatility in the global equity markets increased dramatically and market values decreased significantly changing the Company’s exposures arising from variable annuity and segregated fund benefit guarantees.

78	2008 Annual Report

Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038. The amount at risk at December 31, 2008 increased significantly from December 31, 2007 as a result of significant declines in fund values. Commensurate with the increase in the amount at risk, additional reserves were established in 2008 and at December 31, 2008, reserves for these liabilities amounted to $5,783 (2007 – $526).

Although these guaranteed benefits cannot be claimed currently, the accounting valuation of the guarantees is extremely sensitive to short-term changes in market levels. The potential impact on shareholders’ net income arising from variable products and general fund assets supporting policy liabilities, of an immediate ten per cent decline in equity market values was $1,554 at December 31, 2008 (2007 – $352).

Foreign currency risk

Currency risk for financial instruments arises when assets and the liabilities or target capital they support are denominated in different currencies. The Company has a policy of matching the currency of its assets with the currency of the liabilities they support, to mitigate economic exposure to currency exchange rate changes. To limit the impact of changes in foreign exchange rates on regulatory capital ratios, the Company has established a policy of generally matching the currency of the assets in shareholders’ equity to the liabilities they support, up to target capital levels. This policy ensures that changes to the Company’s reported shareholders’ equity are proportionate to changes in the Company’s reported capital requirements, stabilizing capital ratios from the impact of foreign exchange rates, but resulting in variability in reported shareholders’ equity. As at December 31, 2008, the Company did not have a material unmatched currency exposure related to financial instruments.

Liquidity risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders either systemically terminating policies with cash surrender values, or not renewing policies when they mature, deposit withdrawals and from an increase in the level of borrowers renewing or extending their loans when they mature.

The Company manages its exposure to liquidity risk by ensuring that its operating and strategic liquidity levels are well above minimum internal requirements. Minimum operating liquidity is set at a level of one month’s operating cash outflows. Strategic liquidity is established based on immediate and longer term liquidity requirements under stress conditions whereby policyholder liabilities and liquid assets are risk-adjusted for their potential for withdrawals and convertibility to cash respectively.

The following table outlines the expected maturity of the Company’s significant financial liabilities. The expected maturity dates are based on estimates made by management.

Maturity of financial liabilities(1), (2)

As at December 31, 2008	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term debt	$5	$408	$2,322	$954	$3,689
Capital instruments	–	–	–	3,330	3,330
Derivative liabilities	374	657	628	4,730	6,389
Bank deposits	11,041	772	299	98	12,210
Consumer notes	459	476	185	756	1,876
Repurchase agreements	1,001	–	–	–	1,001

(1)	The amounts shown above are net of the related unamortized deferred issue costs.
(2)

Class A preferred shares, Series 1 are redeemable by the Company on or after June 19, 2010 by payment of cash or issuance of MFC common shares and are convertible at the option of the holder into MFC common shares on or after December 15, 2015. These shares have not been included in the above table.

Credit risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligation to the Company. A pronounced and sustained economic downturn could result in defaults or downgrades, and could lead to increased provisions or impairments related to the Company’s general fund invested assets and off-balance sheet derivative financial instruments, and an increase in provisions for future credit impairments to be included in actuarial liabilities. Counterparty credit exposure arises primarily from derivatives and reinsurance activities. Any of the Company’s reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities the Company cedes to them could lead to an increase in actuarial liabilities.

The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, quality rating, industry and geographic region. Reinsurance counterparty exposure is measured as both current exposure and potential future exposures reflecting the level of ceded liabilities. Reinsurance and insurance counterparties must also meet minimum risk rating criteria.

The Company also ensures where warranted that mortgages, private placement and bank loans are secured by collateral, the nature of which depends on the credit risk of the counterparty.

2008 Annual Report	79

An allowance for losses on loans is established when a loan becomes impaired. Provisions for loan losses are calculated to reduce the carrying value of the loans to estimated net realizable value. The establishment of such provisions takes into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. In addition, actuarial liabilities include general provisions for credit losses from future asset impairments. Impairments are identified through regular monitoring of all credit related exposures, considering such information as general market conditions, industry and borrower specific credit events and any other relevant trends or conditions. Allowance for losses on reinsurance contracts is established when a reinsurance counterparty becomes unable or unwilling to fulfill their contractual obligations. The allowance for loss is based on current recoverables and ceded actuarial liabilities.

Credit risk associated with derivative counterparties is discussed under the heading Derivatives later in this note.

Credit exposure

The following table outlines the gross carrying amount of financial instruments subject to credit exposure, without taking into account any collateral held or other credit enhancements.

As at December 31, 2008
Bonds
Fair value option	$70,399
Available-for-sale	12,749
Loans
Mortgages	30,963
Private placements	25,705
Policy loans	7,533
Bank loans	2,384
Derivative assets	7,883
Accrued investment income	1,760
Other financial assets	2,152
Total	$161,528

Past due or impaired financial assets

The following table summarizes the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
Carrying value of financial assets As at December 31, 2008	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$352	$7	$359	$91
Available-for-sale	57	19	76	8
Loans
Private placements	344	81	425	183
Mortgages and bank loans	49	18	67	51
Equities and other investments	–	–	–	603
Other financial assets	–	37	37	–
Total	$802	$162	$964	$936

Impairments

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans, recognizing other than temporary impairments on AFS securities and reclassifying into income the other than temporary impairment portion of unrealized losses on bonds designated as fair value option. In addition, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of policy liabilities.

For the years ended December 31,	2008	2007
Bonds
Fair value option	$476	$8
Available-for-sale	46	4
Equities (public and private)	353	73
Loans and other	175	(43)
Total impairments	$1,050	$42

80	2008 Annual Report

Net impaired assets

As at December 31,	2008	2007
Net impaired assets	$936	$240
Net impaired assets as a per cent of total invested assets	0.50%	0.15%

Allowance for loan losses

For the year ended December 31,	2008			2007
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$23	$53	$76	$61	$73	$134
Provisions	23	146	169	18	37	55
Recoveries	(6)	(1)	(7)	(39)	(39)	(78)
Write-offs(1)	3	(33)	(30)	(17)	(18)	(35)
Balance, December 31	$43	$165	$208	$23	$53	$76
(1)	Includes disposals and impact of currency translation.

Securities lending

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at December 31, 2008, the Company had loaned securities (which are included in invested assets) with a market value of approximately $1,213 (2007 – $3,692). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

Mortgage securitization

During 2008, the Company securitized and sold insured fixed- and variable-rate commercial and residential mortgages through the creation of mortgage backed securities under the Canada Mortgage Bond Program and the Government of Canada NHA MBS Auction program. The Company will continue to service these mortgages. The following table summarizes the securitization and sales activity.

For the year ended December 31, 2008	Residential mortgages	Commercial mortgages	Total
Securitized and sold	$120	$310	$430
Net cash proceeds	117	305	422
Retained interests	6	27	33
Pre-tax gain on sale	3	22	25

Derivatives

The Company’s exposure to loss on derivatives is limited to the amount of any net gains with a particular counterparty. Derivative counterparty exposure is measured as net potential credit exposure, which takes into consideration mark-to-market values of all derivatives transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements; and entering into Credit Support Annex (“CSA”) agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.

As at December 31, 2008, the percentage of the Company’s derivative exposure which were with counterparties rated AA- or higher amounted to 62 per cent (2007 – 82 per cent). The largest single counterparty exposure as at December 31, 2008 was $100 (2007 – $170). The Company’s exposure to credit risk was mitigated by $3,521 fair value of collateral held as security as at December 31, 2008 (2007 – $881). In accordance with customary terms of CSA agreements, the Company is permitted to sell or repledge collateral held.

As at December 31, 2008, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $4,520 (2007 – $1,385). Without master netting agreements, maximum exposure to credit risk would have been $7,883 (2007 – $2,129).

Risk concentrations

The Company establishes enterprise-wide investment portfolio level targets and limits to ensure that portfolios are widely diversified across asset classes and individual investment risks. The Company monitors actual investment positions and risk exposures for concentration risk and reports such findings to the Executive Risk Committee and the Audit and Risk Management Committee of the Board of Directors on a regular basis.

2008 Annual Report	81

Market risk concentrations As at December 31,	2008	2007
Bonds and private placements rated as investment grade BBB or higher(1)	95%	96%
Government bonds as a per cent of total bonds	29%	30%
Government private placements as a per cent of total private placements	18%	17%
Highest exposure to a single non-government bond and private placement issuer	$829	$524
Largest single issuer as a per cent of the total stock portfolio	6%	5%
Publicly listed corporations as a per cent of total stock portfolio	99%	99%
Income producing commercial office properties	$5,057	$4,115
(2008 – 70% of total real estate, 2007 – 72%)
Largest concentration of mortgages and real estate(2) – Ontario, Canada	$8,803	$8,417
(2008 – 23%, 2007 – 26%)

(1)	Investment grade bonds include 31% rated A, 20% rated AA and 20% rated AAA (2007 – 29%, 22% and 22%, respectively) based on external ratings where available.

(2)	Mortgages and real estate are diversified geographically and by property type.

The following table shows the distribution of the bond and private placement portfolio by sector and industry.

Bonds and private placements As at December 31,	2008		2007
	Fair value	% of total	Fair Value	% of total
Government & agency	$28,537	27	$25,383	27
Financial	22,348	21	21,048	22
Utilities	15,951	15	12,475	13
Securitized (ABS/MBS)	8,885	8	9,218	10
Energy	7,468	7	5,761	6
Industrial	6,119	6	5,364	6
Consumer (non-cyclical)	5,197	5	4,869	5
Other	12,913	11	10,286	11
Total	$107,418	100	$94,404	100

Insurance risk

Insurance risk is the risk of loss due to actual experience differing from the experience assumed when a product was designed and priced with respect to claims, policyholder behaviour and expenses. A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as in the determination of actuarial liabilities. The development of assumptions for future claims are based on Company and industry experience; assumptions for policyholder behaviours are based on Company experience and predictive models. Such assumptions require a significant amount of professional judgment and therefore, actual experience may be materially different than the assumptions made by the Company. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced by many factors including market and general economic conditions, and the availability and price of other products in the marketplace.

The Company manages insurance risk through global product design, pricing standards and guidelines and a global life underwriting manual. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. The Company’s current global retention limit for a single life is US$20 (US$25 for survivorship life policies) and is shared across business units. Lower limits are applied in some markets and jurisdictions. The Company further reduces exposure to claims concentrations by applying geographical aggregate retention limits for certain covers.

Reinsurance risk

In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

The effect of reinsurance on premium income was as follows:

For the years ended December 31,	2008	2007
Direct premium income	$23,891	$20,359
Reinsurance assumed	1,433	1,400
Reinsurance ceded	(2,072)	(2,015)
Total premium income	$23,252	$19,744

82	2008 Annual Report

Note 9    ^    Consumer Notes

SignatureNotes is an instrument issued in the form of publicly traded fixed and/or floating rate securities. SignatureNotes are denominated in U.S. dollars, have a variety of maturities, interest rates and call provisions and may be redeemed upon the death of the holder, subject to an overall program redemption limit of one per cent of the aggregate securities outstanding or an individual redemption limit of US$0.2 of aggregate principal. As at December 31, 2008, interest rates ranged from 0.91% to 6.27% (2007 – 2.25% to 6.25%) with maturities until 2036. As the assets supporting consumer notes are managed along with assets supporting policy liabilities, the Company has designated consumer notes as trading under the fair value option in order to reduce any recognition inconsistency. Fair values are determined by projecting cash flows and discounting at current pricing rates, defined as U.S. Treasury rates plus a spread. The fair value attributable to credit risk represents the present value of the spread.

The carrying amount at December 31, 2008 of financial liabilities designated at fair value was $1,876 (2007 – $2,085), which is $54 (2007 – $28) lower than the contractual amount due at maturity. For the year ended December 31, 2008, the fair value of consumer notes decreased by $22 (2007 – increase of $29) of which a decrease of $109 (2007 – $52) related to changes in fair value attributable to credit risk. The change in fair value is included in interest expense. At December 31, 2008, the accumulated amount of the change in fair value attributable to changes in credit risk was $306 (2007 – $146). Total interest expense relating to the consumer notes was $85 for the year ended December 31, 2008 (2007 – $153).

Note 10    ^    Long-Term Debt

As at December 31,	2008	2007
5.161% Medium term notes	$548	$–
5.505% Medium term notes	398	–
4.67% Medium term notes	349	349
Note payable to Manulife Finance (Delaware) LLC	–	545
5.625% Notes payable U.S. dollar	–	497
Other notes payable	421	429
Term loan	1,973	–
Total long-term debt	$3,689	$1,820
Fair value	$3,572	$1,806

The fair value of long-term debt is determined using quoted market prices where available. For debt instruments that do not have quoted prices, the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the long-term debt reflects an unamortized fair value increment of US$10 (2007 – US$20), which arose as a result of the acquisition of JHF. The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.

The cash amount of interest paid during the year ended December 31, 2008 was $128 (2007 – $100). Issue costs are amortized over the term of the debt.

a)	5.161% Medium term notes

On June 26, 2008, MFC issued $550 in 5.161% medium term notes, which mature June 26, 2015 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 36 basis points, in each case together with accrued and unpaid interest.

b)	5.505% Medium term notes

Also on June 26, 2008, MFC issued $400 in 5.505% medium term notes, which mature on June 26, 2018 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 39 basis points, in each case together with accrued and unpaid interest.

c)	4.67% Medium term notes

On March 28, 2006, MFC issued $350 in 4.67% notes, which mature March 28, 2013 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 11 basis points, in each case together with accrued and unpaid interest.

d)	Note payable to Manulife Finance (Delaware) LLC

On December 14, 2006, Manulife Holdings (Delaware) LLC (“MHD”), a wholly owned subsidiary of MLI, issued a $550 senior note to Manulife Finance (Delaware) LLC (“MFLLC”), a subsidiary of Manulife Finance (Delaware), L.P. (“MFLP”) (see note 18 (b)). MFLP and its subsidiaries are related parties to the Company. The note matures on December 15, 2016 with interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.302%. MHD may redeem the note, in whole or in part, at any time for the amount of principal and unpaid interest.

2008 Annual Report	83

On September 30, 2008, the senior note payable to MFLLC was converted to subordinated debt and its interest rate was increased to the 90-day Bankers Acceptance rate plus 0.552%. All other terms of the note remain unchanged. The subordinated note has been classified as Liabilities for Preferred Shares and Capital Instruments.

e)	5.625% U.S. dollar notes payable

On December 6, 2001, JHF issued US$500 in 5.625% senior notes which matured on December 1, 2008.

f)	Other notes payable

Other notes payable bear interest rates ranging from 6.646% to 12.1% and mature in varying amounts to 2015. The notes were issued by various subsidiaries of JHF.

g)	Term loan

On November 6, 2008, MFC secured a five year term loan of $3,000 with several large Canadian banks. The loan was fully drawn during the fourth quarter and $2,000 was deployed as regulatory capital for the Company’s operating subsidiaries. The term loan is repayable by MFC at any time without penalty and is based upon the one month Bankers Acceptance rate plus 3.80%.

On December 11, 2008, the loan agreement was amended and MFC repaid $1,000, reducing the credit facility to $2,000 as at December 31, 2008.

Aggregate maturities of long-term debt are as follows:

As at December 31,	2008	2007
Less than one year	$5	$504
One to two years	1	2
Two to three years	407	1
Three to four years	–	412
Four to five years	2,322	–
Greater than five years	954	901
Total	$3,689	$1,820

Note 11    ^    Income Taxes

The effective income tax rate reported in the Consolidated Statements of Operations varies from the Canadian statutory tax rate of 33% for the year ended December 31, 2008 (2007 – 35%) for the following reasons:

Reconciliation of income tax expense For the years ended December 31,	2008	2007
Income tax expense at Canadian statutory tax rate	$190	$1,962
(Decrease) increase in income taxes due to:
Tax-exempt investment income	(154)	(114)
Differences in tax rates on losses (income) not subject to tax in Canada	75	(368)
Creation (release) of valuation allowance	40	(34)
General business tax credits	(64)	(64)
Other	(7)	(5)
Income tax expense	$80	$1,377

Components of income tax expense (recovery) are as follows:

For the years ended December 31,	2008	2007
Canadian income tax expense
Current	$282	$185
Future	136	141
	$418	$326
Foreign income tax expense (recovery)
Current	$35	$264
Future	(373)	787
	$(338)	$1,051
Income tax expense	$80	$1,377

The amount of income taxes paid in cash during the year ended December 31, 2008 was $235 (2007 – $424).

84	2008 Annual Report

Income taxes are included in the consolidated financial statements as follows:

For the years ended December 31,	2008	2007
Consolidated Statements of Operations
Income taxes	$80	$1,377
Consolidated Balance Sheets
Goodwill – tax benefit of stock options exercised	–	(3)
Consolidated Statements of Equity
Section 3855 implementation opening adjustments	–	(355)
Tax benefit of stock options exercised	(3)	(16)
Tax benefit of financing cost	(19)	–
Other comprehensive income opening adjustments	–	526
Tax benefit in respect of leveraged leases opening adjustment	–	(77)
Consolidated Statements of Comprehensive Income
OCI on AFS and cash flow hedges	(881)	(79)
Currency translation account	(305)	121
Income taxes	$(1,128)	$1,494

Undistributed earnings of non-Canadian subsidiaries may be taxed upon repatriation to Canada. The Company has recognized a future income tax liability on these undistributed earnings to the extent that it is expected to be incurred on earnings repatriated in the foreseeable future. If all undistributed earnings were repatriated, incremental taxes that would be charged against earnings as at December 31, 2008 are estimated to be $566 (2007 – $387).

Net future income tax liability is $1,789 of which $1,969 is reported as future tax liability. A future tax asset for only the Canadian jurisdiction of $180 is reported in Miscellaneous Assets. The following table presents future income taxes in total, and the principal components:

As at December 31,	2008	2007
Future income tax asset
Actuarial liabilities	$–	$674
Loss carry forward	1,884	764
Tax credits	695	433
Subtotal	$2,579	$1,871
Valuation allowance	(97)	(57)
Future income tax asset	$2,482	$1,814
Future income tax liability
Actuarial liabilities	$(251)	$–
Real estate	(468)	(408)
Securities and other investments	(2,474)	(2,798)
Sale of invested assets	(385)	(405)
Intangible assets	(637)	(534)
Other	(56)	(125)
Future income tax liability	$(4,271)	$(4,270)
Net future income tax liability	$(1,789)	$(2,456)

As at December 31, 2008, the Company has approximately $5,492 (2007 – $2,201) of tax loss carry forwards available, of which $5,469 expire between the years 2009 and 2028 while $23 have no expiry date. A tax benefit has been recognized in the amount of $1,787 (2007 – $707) in future income taxes. A tax benefit in the amount of $97 (2007 – $57) has not been recognized.

As at December 31, 2008, the Company has approximately $496 (2007 – $339) of general business tax credit carry forwards available which expire between the years 2021 and 2028.

As at December 31, 2008, the Company has approximately $664 (2007 – $629) of current tax payable included in Other Liabilities.

Note 12    ^    Liabilities for Preferred Shares and Capital Instruments

As at December 31,	2008	2007
Preferred shares – Class A Shares, Series 1	$344	$344
Senior debentures issued to Manulife Financial Capital Trust
6.7% debentures	940	940
7.0% debentures	60	60
Surplus notes U.S. dollar	582	470
Subordinated notes – 6.24% Canadian dollar	550	550
Subordinated notes payable to Manulife Finance (Delaware) LLC	1,198	646
Total	$3,674	$3,010
Fair value	$3,122	$3,125

2008 Annual Report	85

The fair value of liability instruments is determined using quoted market prices where available. For liability instruments that do not have quoted prices, the fair value is determined with reference to the quoted prices of a liability instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the surplus notes reflects an unamortized fair value increment of US$44 (2007 – US$46), which arose as a result of the acquisition of JHF. The amortization of the fair value adjustment is recorded in interest expense.

The cash amount of interest, including dividends on the Class A, Series 1 preferred shares, paid during the year ended December 31, 2008 was $190 (2007 – $212). Issue costs are amortized over the term of the underlying instruments.

Preferred shares

On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

Senior debentures issued to Manulife Financial Capital Trust

On December 10, 2001, MLI issued senior debentures to Manulife Financial Capital Trust (the “Trust”). The debentures mature on December 31, 2051 and interest is payable semi-annually on June 30 and December 31. Prior to June 30, 2012, MLI may redeem the debentures at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 40 basis points in the case of the 7.0% debentures and 32 basis points in the case of the 6.7% debentures. On or after June 30, 2012 the debentures may be redeemed at par, in each case together with accrued and unpaid interest.

At the option of the Trust, the 7.0% debentures are convertible into MLI Class A Shares Series 2 and the 6.7% debentures are convertible into MLI Class A Shares Series 4. Under certain circumstances, the 7.0% debentures will be automatically converted into MLI Class A Shares Series 3 and the 6.7% debentures will be automatically converted into MLI Class A Shares Series 5.

The Trust, a wholly owned open-end trust, is a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated (see note 18(b)).

U.S. dollar surplus notes

On February 25, 1994, JHF issued US$450 in 7.375% surplus notes maturing on February 15, 2024. Any payment of interest or principal on the surplus notes requires the prior approval of the Massachusetts Commissioner of Insurance.

Canadian dollar subordinated debt

On February 16, 2001, MLI issued, in two tranches, $800 in unsecured subordinated debentures. Debentures with principal of $250 were redeemed at par plus accrued interest on February 16, 2006. Debentures with principal of $550 remain outstanding and mature on February 16, 2016, bearing interest at a fixed rate of 6.24% for 10 years and thereafter at the 90-day Bankers Acceptance rate plus 1% (adjusted quarterly). The debentures are redeemable in whole or in part by MLI, subject to regulatory approval, at any time prior to February 16, 2011, at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 21.25 basis points; thereafter at par; in each case together with accrued and unpaid interest.

Subordinated notes payable to Manulife Finance (Delaware) LLC

On December 14, 2006, MHD issued a $650 subordinated note to MFLLC. The note matures on December 15, 2036 and bears interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.72%. With regulatory approval, MHD may redeem the note, in whole or in part, at any time for the amount of principal and unpaid interest.

On September 30, 2008, a $550 senior note payable to MFLLC was converted to subordinated debt and its interest rate was increased to the 90-day Bankers Acceptance rate plus 0.552%. Accordingly this note is now included in Liabilities for Preferred Shares and Capital Instruments.

MFLP is a VIE; however, MFC is not considered the primary beneficiary and, as a result, the subordinated debentures issued by MFLP and the subordinated notes receivable by MFLLC are not consolidated (see note 18(b)).

Note 13    ^    Non-Controlling Interest in Subsidiaries

As at December 31,	2008	2007
Non-controlling interest in common equity of subsidiaries	$217	$146

On December 31, 2007, MLI redeemed all of its outstanding Class A, Series 6 Shares at a price of $26 per share. The difference between the redemption price and the carrying value was credited to contributed surplus.

86	2008 Annual Report

Note 14    ^    Share Capital

The authorized capital of MFC consists of:

a)	an unlimited number of common shares without nominal or par value; and

b)	an unlimited number of Class A and Class B preferred shares without nominal or par value, issuable in series.

Preferred shares

On February 18, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65%. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, for cash, at declining premiums that range from $1.00 to nil per share.

On January 3, 2006, MFC issued 12 million Class A Shares, Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $300. The Series 3 Preferred Shares are non-voting and entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50%. With regulatory approval, the Series 3 Preferred Shares may be redeemed by MFC on or after March 19, 2011, in whole or in part, for cash, at declining premiums that range from $1.00 to nil per share.

Common shares

On December 11, 2008, MFC issued 117 million common shares at $19.40 per share. Net cash proceeds, after deducting commissions and fees of the issue, were $2,190. Net proceeds including tax benefits were $2,208.

On November 7, 2007, the Toronto Stock Exchange (the “Exchange”) accepted MFC’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2007 to repurchase up to 75 million of its common shares, representing approximately 5.0 per cent of common shares outstanding. MFC was also limited to purchasing up to 626,918 common shares on any one day under this bid. A previous normal course issuer bid program terminated on November 8, 2007. All transactions under the normal course issuer bids were executed on the Exchange at prevailing market prices (or, with regulatory approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid were cancelled.

In total, during the year ended December 31, 2008, MFC purchased and subsequently cancelled 11 million (2007 – 56 million) of its common shares pursuant to the normal course issuer bids at a total cost of $403 (2007 – $2,245).

For the years ended December 31,	2008		2007
	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Common shares
Balance, January 1	1,501	$14,000	1,547	$14,248
Issued on exercise of stock options and deferred share units and acquisition of a subsidiary	3	50	10	275
Issued by private placement and public offering, net	117	2,208	–	–
Normal course issuer bids – purchased for cancellation	(11)	(101)	(56)	(523)
Balance, December 31	1,610	$16,157	1,501	$14,000

Note 15    ^    Capital Management

Manulife Financial manages its capital on a total company basis as well as at each regulated entity level. Management seeks to optimize the Company’s capital structure subject to a variety of constraints as defined by regulatory rules, rating agency expectations, competitive considerations and business needs. During 2008, active capital management including net capital issuances has allowed Manulife Financial to maintain its capital position in excess of regulatory requirements, notwithstanding the substantial deterioration in the global economic environment worldwide.

The Company’s objectives with respect to capital management are: to remain in compliance with all regulatory requirements, to ensure safety and stability of its financial position; to ensure the Company has the flexibility to take advantage of attractive business and investment opportunities as they arise; and to optimize the return on shareholders’ equity.

The target common shareholder dividend payout is a range of 25 per cent to 35 per cent of net income.

In its assessments of capital adequacy, the Company typically adopts regulatory capital definitions and measures applicable to any given entity and jurisdiction in which an entity operates. These are supplemented by an internal capital measurement framework that reflects the Company’s own risk view.

As part of its annual Dynamic Capital Adequacy Testing (“DCAT”), the Company assesses the strength of its capital position under severe shock scenarios. The scenarios are determined each year to ensure their ongoing relevance to the Company’s business and risk

2008 Annual Report	87

profile. The 2008 results, updated in December 2008, indicated that the Company’s capital levels provided for sufficient assets to discharge liabilities and to retain positive surplus in the catastrophic scenarios tested. These scenarios included tests of equity market, credit, interest rate and mortality risk, among others.

Capital quality is maintained by limiting the amount of debt or non-permanent equity capital in the capital structure. The Company remains well within regulatory constraints on the composition of capital between equity and other instruments. The Company monitors and rebalances its capital mix through opportunistic capital issuances, repurchases and redemptions.

The measure of available capital in the table below serves as the foundation of the Company’s capital management activities at the consolidated level. For regulatory reporting purposes, adjustments are made for various additions or deductions to capital as mandated by guidelines issued by OSFI.

Consolidated Capital

As at December 31,	2008	2007
Equity(1)	$27,664	$22,406
Preferred shares(2)	982	982
Innovative instruments(3)	1,000	1,000
Subordinated debentures(4)	1,195	1,196
AOCI on AFS securities	(529)	1,327
Other capital instruments(5)	582	470
Non-controlling interest in subsidiaries	217	146
Total capital	$31,111	$27,527
(1)	Represents common shares, retained earnings, contributed surplus, AOCI on currency translation of net foreign operations and participating policyholders’ equity.

(2)	Includes preferred shares classified as liabilities under GAAP.

(3)	Represents capital securities issued by Manulife Financial Capital Trust (see note 18).

(4)	Qualifying subordinated debentures, net of unamortized issuance costs.

(5)	Includes surplus notes only.

In 2008, the Company’s capital increased by $3,584 compared to the prior year. The increase was primarily due to the common equity issuance of $2,275, net income of $497 and OCI of $4,409 from currency translation of net foreign operations. The impact of these items on the level of capital was partially offset by the $1,856 decline in AFS securities due to the market turmoil, $1,524 of dividends paid to shareholders and $403 of share repurchases.

It is the Company’s policy to maintain a currency mix of assets supporting capital that is consistent with the currency mix of the Company’s underlying liability risks. This policy mitigates the impact of currency movements on the capital ratios.

The Company raised $2,950 unsubordinated funding in 2008. While such funding may be deployed in downstream entities as capital, at the MFC consolidated level senior indebtedness is typically not considered capital, consistent with the OSFI guidelines.

Designated committees of the Board of Directors review and approve the Company’s capital management policies. Each quarter the Audit and Risk Management Committee reviews the Company’s capital position. Annually, the Chief Actuary discusses with the Board key sensitivities of the Company’s capital position as assessed in the context of annual DCAT. Operational oversight of capital management is provided by the Finance Committee, consisting of senior finance, risk management and investment executives and chaired by the Chief Financial Officer. The committee oversees capital policies and reviews issues and initiatives that affect the capital position of MFC’s subsidiaries and the Company as a whole.

Note 16    ^    Stock-Based Compensation

Under MFC’s Executive Stock Option Plan (“ESOP”), stock options are granted to selected individuals. Options provide the holder with the right to purchase common shares of MFC at an exercise price equal to the closing market price of common shares on the Exchange on the business day immediately preceding the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 73,600,000 common shares have been reserved for issuance under the ESOP.

In 2000, MFC granted deferred share units (“DSUs”) to certain employees under the ESOP. These DSUs vested over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. The number of these DSUs outstanding was 2.5 million as at December 31, 2008 (2007 – 2.7 million).

In addition, pursuant to the Company’s deferred compensation program, MFC grants DSUs under the ESOP which entitle the holder to receive cash payment equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. In 2008, 217,000 DSUs (2007 – 191,000) were granted to certain employees who elected to defer receipt of all or part of their annual bonus. Also in 2008, 269,000 DSUs (2007 – 260,000) were granted to certain employees who elected to defer payment of all or part of their restricted share units (“RSUs”). The DSUs granted in 2007 and 2008 vested immediately.

MFC’s Global Share Ownership Plan (“GSOP”) allows qualifying employees to choose to apply up to 5 per cent of their annual base earnings toward the purchase of common shares. MFC matches a percentage of the employee’s eligible contributions up to a maximum amount. MFC’s contributions vest immediately. All contributions are used to purchase common shares in the open market.

88	2008 Annual Report

Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director’s retainer and fees in DSUs or common shares in lieu of cash. Upon termination of Board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account or, at his or her direction, an equivalent number of common shares. A total of one million common shares have been reserved for issuance under this plan.

MFC previously granted stock options to directors under the Director Equity Incentive Plan (“DEIP”). No stock options were granted under this plan in 2008, as a result of a decision made by the Board of Directors in 2004 to permanently discontinue stock option grants to directors. The number of options outstanding under the DEIP was 76,000 as at December 31, 2008 (2007 – 82,000).

	2008	2007
For the years ended December 31,	Number of DSUs (in thousands)
Outstanding, January 1	4,629	4,721
Issued	535	485
Reinvested	158	104
Redeemed	(408)	(681)
Outstanding, December 31	4,914	4,629

Of the DSUs outstanding as at December 31, 2008, 2,513,000 (2007 – 2,741,000) entitle the holder to receive common shares, 2,059,000 (2007 – 1,605,000) entitle the holder to receive payment in cash and 342,000 (2007 – 283,000) entitle the holder to receive payment in cash or common shares, at the option of the holder.

For the year ended December 31, 2008, 1.8 million RSUs (2007 – 1.5 million) were granted to certain eligible employees under MFC’s Restricted Share Unit Plan. Each RSU entitles the recipient to receive payment equal to the market value of one common share, plus credited dividends, at the time the RSU vests. RSUs vest within three years of the grant date, subject to performance conditions, and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. Compensation expense related to RSUs was $57 for the year ended December 31, 2008 (2007 – $73).

Prior to the merger of the Company with JHF in 2004, stock options were awarded on a discretionary basis under the JHF Long-Term Stock Incentive Plan and Non-Employee Directors’ Long-Term Incentive Plan (the “John Hancock Plans”). On April 28, 2004, all outstanding JHF mid-term and long-term incentives were converted to Company incentives at a rate of one JHF unit to 1.1853 units of the Company. The John Hancock Plans are now closed to new grants, but will continue to operate until all outstanding awards have been exercised or terminated.

Options outstanding

	2008		2007
For the years ended December 31,	Number of options (in millions)	Weighted average exercise price	Number of options (in millions)	Weighted average exercise price
Outstanding, January 1	26	$24.95	30	$22.68
Granted	4	$37.71	3	$40.38
Exercised	(2)	$20.00	(6)	$17.90
Forfeited	(1)	$36.54	(1)	$32.96
Outstanding, December 31	27	$27.29	26	$24.95
Exercisable, December 31	20	$23.37	19	$21.31

	Options outstanding			Options exercisable
As at December 31, 2008 Exercise price	Number of options (in millions)	Weighted average exercise price	Weighted average contractual remaining life (in years)	Number of options (in millions)	Weighted average exercise price
$11.20 – $19.52	5	$16.66	2.61	5	$16.66
$19.53 – $25.45	10	$21.89	3.02	10	$21.89
$25.46 – $40.38	12	$35.71	7.65	5	$33.04
Total	27	$27.29	5.05	20	$23.37

The weighted average fair value of each option granted in 2008 has been estimated at $7.38 (2007 – $9.63) using the Black-Scholes option-pricing model. The pricing model uses the following weighted average assumptions for these options: risk-free interest rate of 3.2% (2007 – 4.4%), dividend yield of 2.2% (2007 – 1.9%), expected volatility of 20% (2007 – 20%) and expected life of 6.25 (2007 – 6.5) years.

In aggregate, the Company recorded stock-based compensation expense of $81 for the year ended December 31, 2008 (2007 – $93).

2008 Annual Report	89

Dilutive effect of stock-based compensation awards

For the years ended December 31,	2008	2007
Diluted earnings per common share	$0.32	$2.78
Net income available to common shareholders	$487	$4,272
Weighted average number of common shares (in millions)	1,502	1,522
Stock-based awards (1) (in millions)	10	15
Weighted average number of diluted common shares (in millions)	1,512	1,537
(1)

The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period. Excluded from the calculation were an average of nine million (2007 – five million) anti-dilutive stock-based awards.

Note 17    ^    Employee Future Benefits

The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for its eligible employees and agents. These plans include broad-based pension plans for employees that are primarily funded, supplemental pension plans for executives that are primarily unfunded, and other post-employment benefit plans that are also primarily unfunded.

The Company’s funding policy for all applicable plans is to make at least the minimum annual contributions required by regulations of the countries in which the plans are offered. Assumptions and methods prescribed for regulatory funding purposes differ from those used for accounting purposes.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. Actuarial valuations to determine employer required annual contributions for Canadian based pension plans are generally required at least once every three years. The most recent actuarial valuation of the main Canadian staff pension plan was performed as at December 31, 2006. The date of the next required actuarial valuation of the Canadian staff pension plan for funding purposes is December 31, 2009. Pension plans based in the United States require annual valuations, with the most recent valuations performed as at January 1, 2008.

Pension and Post-Employment Benefit Plans

For the years ended December 31,	Pension benefits		Post-employment benefits
	2008	2007	2008	2007
Changes in plan assets:
Fair value of plan assets, January 1	$3,299	$3,743	$322	$354
Actual return on plan assets	(843)	207	(86)	24
Employer contributions	100	82	69	69
Plan participants’ contributions	1	1	4	4
Benefits paid	(255)	(282)	(73)	(73)
Currency impact	447	(452)	64	(56)
Fair value of plan assets, December 31(1)	$2,749	$3,299	$300	$322

(1)

As part of the acquisition of JHF in April 2004, non-qualified retirement plans funded through a rabbi trust were acquired. These plans cover various executives and retired executives. The rabbi trust assets in respect of these plans are not included herein. In the event of insolvency of the Company, the rabbi trust assets can be used to satisfy claims of general creditors. On May 1, 2007, these plans were merged and the funding through the rabbi trust was restricted to only those pension benefit obligations in respect of service prior to that date. At December 31, 2008, assets in the rabbi trust with respect to these pension benefit obligations were $334 (2007 – $263) compared to the pension benefit obligations under the merged plan of $435 (2007 – $313).

For the years ended December 31,	Pension benefits		Post-employment benefits
	2008	2007	2008	2007
Changes in accrued benefit obligation:
Balance, January 1	$3,348	$3,814	$802	$940
Service cost	67	60	12	12
Interest cost	193	193	49	48
Plan participants’ contributions	1	1	4	4
Amendments	(4)	(56)	1	–
Actuarial losses (gains)	(93)	40	(32)	(19)
Benefits paid	(255)	(282)	(73)	(73)
Currency impact	544	(422)	141	(110)
Balance, December 31	$3,801	$3,348	$904	$802

	Pension benefits		Post-employment benefits
As at December 31,	2008	2007	2008	2007
Excess of plan liabilities over fair value of plan assets, end of year	$(1,052)	$(49)	$(604)	$(480)
Unrecognized net actuarial loss (gain)	1,114	20	30	(51)
Unrecognized prior service cost	(41)	(29)	(3)	(5)
Net accrued benefit liability, December 31	$21	$(58)	$(577)	$(536)

90	2008 Annual Report

Amounts recognized in the Consolidated Balance Sheets:

	Pension benefits		Post-employment benefits
As at December 31,	2008	2007	2008	2007
Prepaid benefit cost	$676	$498	$–	$–
Accrued benefit liability	(655)	(556)	(577)	(536)
Net accrued benefit liability, December 31	$21	$(58)	$(577)	$(536)

As at December 31, 2008, the Company’s broad-based funded pension plans consisted of assets of $2,736 (2007 – $3,285) and pension benefit obligations of $3,060 (2007 – $2,673), which results in a pension benefit deficit of $324 (2007 – surplus of $612). These plans are subject to regulatory contribution requirements. For other broad-based but unfunded pension plans, the pension benefit deficit amounted to nil as at December 31, 2008 (2007 – $43) of which nil (2007 – $46) has been charged to earnings or otherwise accrued for in the Company’s accounts. In 2008, the Company began funding these plans.

The Company’s executive supplemental pension plans are primarily unfunded and, as at December 31, 2008, consisted of assets of $13 (2007 – $14) and pension benefit obligations of $741 (2007 – $632), which results in a pension benefit deficit of $728 (2007 – $618). Of this deficit, $581 (2007 – $493) has been charged to earnings to date. Further, the rabbi trust assets that support a portion of these executive pension obligations amounted to $334 as at December 31, 2008 (2007 – $263). These assets form part of the general fund assets of the Company but are held by an external trustee. Other assets that support these obligations also form part of the general fund assets of the Company and are not separately segregated.

Assets and obligations of the various pension plans by category, including rabbi trust assets, were as follows:

	Pension benefits
As at December 31,	2008	2007
Broad-based funded pension plans
Fair value of plan assets	$2,736	$3,285
Accrued benefit obligation	3,060	2,673
Excess (shortfall) of fair value of plan assets over plan liabilities	$(324)	$612
Broad-based unfunded pension plans
Fair value of plan assets	$–	$–
Accrued benefit obligation	–	43
Shortfall of fair value of plan assets over plan liabilities	$–	$(43)
Executive unfunded pension plans
Fair value of plan assets	$13	$14
Accrued benefit obligation	741	632
Shortfall of fair value of plan assets over plan liabilities	$(728)	$(618)
Other
Rabbi trust assets	$334	$263
Total
Fair value of assets	$3,083	$3,562
Accrued benefit obligation	3,801	3,348
Excess (shortfall) of fair value of assets over plan liabilities	$(718)	$214

The assets that support the portion of the post-employment benefit plans that are not funded form part of the general fund assets of the Company.

The weighted average asset allocation for the Company’s funded pension plans is as follows:

	Actual allocation
As at December 31,	2008	2007
Equity securities(1)	47%	59%
Debt securities	42%	33%
Real estate	4%	2%
Other	7%	6%
Total	100%	100%

(1)	Pension benefit plans include investments in MFC common shares of $0.5 (2007 – $1).

2008 Annual Report	91

Components of the net benefit expense for the pension plans and other post-employment benefit plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2008	2007	2008	2007
Defined benefit service cost	$67	$60	$12	$12
Defined contribution service cost	63	61	–	–
Interest cost	193	193	49	48
Actual negative (positive) return on plan assets	843	(207)	86	(24)
Actuarial (gains) losses	(93)	40	(32)	(19)
Plan amendments	(4)	(56)	1	–
Pension costs incurred before adjustments	$1,069	$91	$116	$17
Difference between costs arising in the year and costs recognized:
Return on plan assets(1)	(1,088)	(38)	(114)	(2)
Actuarial (gains) losses(2)	108	(27)	31	17
Plan amendments(3)	3	62	(2)	(3)
Net benefit expense	$92	$88	$31	$29

(1)	Expected return on plan assets of $273 (2007 – $271) less deferral of actual negative (positive) return on plan assets of $929 (2007 – ($231)).

(2)	Actuarial loss amortized of $14 (2007 – $11) less actual actuarial gain incurred of $125 (2007 – loss of $21).

(3)	Amortization of plan amendment gains recognized of $2 (2007 – loss of $3) less actual plan amendment gains incurred of $3 (2007 – $56).

Key Weighted Average Assumptions

The weighted average assumptions used by the Company to determine the accrued benefit obligation and net benefit expense for all plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2008	2007	2008	2007
To determine the accrued benefit obligation at end of year:
Discount rate	6.1%	5.8%	6.2%	5.9%
Rate of compensation increase	4.0%	4.6%	3.3%	3.6%
Initial health care cost trend rate(1)	n/a	n/a	8.2%	8.6%
To determine the net benefit expense for the year:
Discount rate	5.8%	5.6%	5.9%	5.7%
Expected return on plan assets(2)	7.5%	7.7%	8.0%	8.3%
Rate of compensation increase	4.6%	3.9%	3.6%	3.6%
Initial health care cost trend rate(1)	n/a	n/a	8.6%	9.2%

(1)

The health care cost trend rate used to measure the U.S. based post-employment obligation was 8.5% grading to 5.0% for 2016 and years thereafter (2007 – 9.0% grading to 5.0% for 2016) and to measure the expense was 9.0% grading to 5.0% for 2016 and years thereafter (2007 – 9.5% grading to 5.0% for 2016). In Canada, the rate used to measure the post-employment benefit obligation was 7.0% grading to 5.0% for 2013 and years thereafter (2007 – 7.5% grading to 5.0% for 2013) and to measure the expense was 7.5% grading to 5.0% for 2013 and years thereafter (2007 – 8.0% grading to 5.0% for 2013).

(2)

The expected return on pension plan assets for U.S. based plans was 8.0% (2007 – 8.25%). Plans based in Canada had an expected return on plan assets of 6.2% (2007 – 6.2%). Other pension plans had an expected return of 5.3% (2007 – 5.6%).

To develop the expected long-term rate of return on plan assets assumptions, the Company considers the historical returns and the future expectations for each asset class, as well as the target asset allocation of the pension portfolio.

Sensitivity of Key Assumptions

Assumptions adopted can have a significant effect on the obligations and expenses reported for pension and post-employment benefit plans. The sensitivity of the obligations and expenses to changes in the key assumptions are set out in the following table.

	Pension benefits		Post-employment benefits
As at and for the year ended December 31, 2008	Obligation	Expense	Obligation	Expense
Discount rate:
Impact of a 1% increase	$(335)	$(1)	$(78)	$(4)
Impact of a 1% decrease	$404	$6	$93	$1
Expected return on plan assets:
Impact of a 1% increase	n/a	$(31)	n/a	$(4)
Impact of a 1% decrease	n/a	$31	n/a	$4
Rate of compensation increase:
Impact of a 0.25% increase	$6	$1	$–	$–
Impact of a 0.25% decrease	$(6)	$(1)	$–	$–
Health care cost trend rate:
Impact of a 1% increase	n/a	n/a	$49	$6
Impact of a 1% decrease	n/a	n/a	$(42)	$(7)

92	2008 Annual Report

Cash Flows – Contributions

Total cash payments for all employee future benefits, comprised of cash contributed by the Company to funded pension and post-employment benefit plans, cash payments directly to beneficiaries for unfunded pension and post-employment benefit plans, and cash contributed to defined contribution pension plans, were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2008	2007	2008	2007
Defined benefit	$100	$82	$69	$69
Defined contribution	63	61	–	–
Total	$163	$143	$69	$69

Cash Flows – Estimated Benefit Payments

The future benefit payments under the defined benefit pension plans and post-employment benefit plans are estimated to be as follows:

For the years ended December 31,	Pension benefits	Post-employment benefits
2009	$324	$78
2010	320	79
2011	312	79
2012	313	79
2013	311	79
2014 - 2018	1,581	381

Note 18    ^    Variable Interest Entities

a)	Investments that are Variable Interest Entities

Variable interest entities that are consolidated with the Company’s segregated funds

The Company’s segregated funds are considered the primary beneficiary of certain timberland VIEs. The consolidation of these VIEs in the segregated funds as at December 31, 2008 resulted in an increase in segregated fund assets of $235 (2007 – $188), an increase in segregated fund liabilities of $77 (2007 – $61) and an increase in net assets held by other contract holders of $158 (2007 – $127).

Variable interest entities that are consolidated in the Company’s general fund

As described below, the Company consolidates a portion of Manulife Finance (Delaware), L.P. into its general fund which results in no quantitative changes to the Company’s assets, liabilities or equity.

Variable interest entities that are not consolidated

Except as noted above, the Company has determined that it is not the primary beneficiary of any VIE which it invests in or manages, and accordingly, is not required to consolidate any of them.

The following is a discussion of the entities with whom the Company has significant relationships.

Collateralized debt obligation funds

The Company acts as an investment manager to certain asset-backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). The Company has determined that most of the CDOs it manages are VIEs. The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. Any net losses in excess of the CDO equity are borne by the debt owners. Owners of securities issued by CDOs that are managed by the Company have no recourse to the Company’s assets in the event of default by the CDO. The Company’s risk of loss from any CDO that it manages, or in which it invests, is limited to its investment in the CDO.

2008 Annual Report	93

The maximum exposure to losses from CDOs managed by the Company is $33 (2007 – $29). This consists of $16 (2007 – $15) in tranches rated below BBB and $17 (2007 – $14) in equity tranches.

Company-managed CDOs As at December 31,	2008	2007
Total assets	$2,496	$5,731
Total debt	$8,121	$9,093
Total other liabilities	47	59
Total liabilities	$8,168	$9,152
Total equity(2)	(5,672)	(3,421)
Total liabilities and equity(1)	$2,496	$5,731

(1)	Includes the Company’s investment in the debt and equity of Company-managed VIE and non-VIE CDOs.

(2)

Declines in assets reflect fair value adjustments to mortgage securities in the CDO funds managed by the Company’s subsidiary, Declaration Management & Research LLC. Since the funds’ assets are carried at fair value and their debt is carried at par, declines in the assets’ fair values generate negative equity in the funds.

Low-income housing partnerships

The Company has investments that qualify for low-income housing tax credits (“LIH Partnerships”). These investments are primarily made through real estate limited partnerships. The Company is usually the sole limited partner or an investor member and is not the general partner or managing member in any of the LIH Partnerships.

The Company’s maximum exposure to losses from its investments in LIH Partnerships is $658 (2007 – $498). This consists of $518 (2007 – $377) of equity investments, $79 (2007 – $64) of mortgages, and $61 (2007 – $57) of outstanding equity capital commitments.

LIH Partnerships(1) As at December 31,	2008	2007
Total assets	$1,480	$1,179
Total debt	$883	$704
Total other liabilities	126	85
Total liabilities	$1,009	$789
Total equity	471	390
Total liabilities and equity(2)	$1,480	$1,179

(1)	Certain data in the table above is reported with a six to twelve month lag due to the delayed availability of financial statements of the LIH Partnerships.

(2)	Includes the Company’s investment in the debt and equity of the LIH Partnerships.

Timberland investments

The Company acts as an investment manager of timberland properties with total assets of $10 billion, of which $8 billion relates to funds that the general fund and institutional segregated funds invest in (the “Timber Funds”). In its capacity as investment manager to the Timber Funds, the Company earns investment advisory fees, and in the majority of cases earns forestry management fees and is eligible for performance advisory fees. The Company has determined that most of the Timber Funds are VIEs.

The Company’s maximum exposure to losses from the Timber Funds is $460 (2007 – $457). This consists of $189 (2007 – $142) of equity investments, $263 (2007 – $282) of debt investments, and $8 (2007 – $33) of outstanding equity commitments to these funds.

Timber Funds As at December 31,	2008	2007
Total assets	$7,860	$4,107
Total debt	$2,922	$1,906
Total other liabilities	455	424
Total liabilities	$3,377	$2,330
Total equity	4,483	1,777
Total liabilities and equity(1)	$7,860	$4,107

(1)	Includes the Company’s investment in the debt and equity of the Timber Funds.

Other entities

The Company has investment relationships with a variety of other entities (“Other Entities”), which result from its direct investment in their debt and/or equity. This category includes energy investment partnerships, investment funds organized as limited partnerships, and businesses that have undergone debt restructurings and reorganizations. With the exception of its involvement with the entities described in the following paragraphs, the Company believes that its relationships with these Other Entities are not significant, and accordingly, does not provide any summary financial data for them. The Company’s maximum exposure to losses as a result of its involvement with Other Entities is generally limited to amounts invested, which are included on the Company’s Consolidated Balance Sheets in the appropriate investment categories. To the extent that non-consolidated Other Entities are used to access capital markets,

94	2008 Annual Report

the Company’s borrowings from the Other Entities are included on the Company’s Consolidated Balance Sheets in the appropriate liability categories.

b)	Subsidiaries that are Variable Interest Entities

Manulife Financial Capital Trust

Manulife Financial Capital Trust (the “Trust”), a wholly owned open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated. Manulife Financial Capital Securities (“MaCS”) issued by the Trust are, at the option of their holders, exchangeable into newly issued Class A Shares Series 2 or Class A Shares Series 4 of MLI. Under certain circumstances and without the consent of the holders, the MaCS will be automatically exchanged into MLI Class A Shares Series 3 or MLI Class A Shares Series 5. The MaCS form part of the Company’s Tier 1 regulatory capital.

Manulife Finance (Delaware), L.P.

On December 14, 2006, Manulife Finance (Delaware), L.P. (“MFLP”), a wholly owned partnership, issued $550 of senior debentures which mature December 15, 2026 and $650 of subordinated debentures which mature December 15, 2041. The senior debentures bear interest at the rate of 4.448% per annum, payable semi-annually until December 15, 2016 and thereafter at the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly. The subordinated debentures bear interest at the rate of 5.059% per annum, payable semi-annually until December 15, 2036 and thereafter at the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFLP may redeem the senior debentures, upon certain tax changes or at any time prior to December 15, 2016, for the amount of principal, unpaid interest plus a premium calculated with reference to the Government of Canada yield. MFLP may redeem the senior debentures on December 15, 2016 and on any interest payment date thereafter for the amount of principal and unpaid interest. With regulatory approval, MFLP may redeem the subordinated debentures, upon certain tax changes or at any time prior to December 15, 2036, for the amount of principal, unpaid interest plus a premium calculated with reference to the Government of Canada yield. With regulatory approval, MFLP may redeem the subordinated debentures on December 15, 2036 and on any interest payment date thereafter for the amount of principal and unpaid interest. The subordinated debentures form part of the Company’s Tier 2B regulatory capital.

In order to manage exposure to the interest rate difference between the debentures issued and the subordinated notes receivable from MHD (see note 12), MFLP has entered into interest rate swaps.

In accordance with VIE accounting guidelines, MFLP is divided into two silos and one host entity. The largest silo comprises the issued debt instruments and the interest rate swaps described above. The smaller silo and the host entity comprise the amounts the Company has invested, plus accumulated interest thereon. The Company is not the primary beneficiary of and therefore, does not consolidate the largest silo. The Company owns 100% of the smaller silo and the host entity and consolidates both. The impact of this application of the VIE accounting guidelines resulted in the Company recognizing its subordinated debt payable to MFLP, instead of recognizing MFLP’s senior and subordinated debentures payable to the investing public. There is no impact to the Company’s assets, liabilities or equity as a result of this accounting.

Note 19    ^    Commitments and Contingencies

a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products and as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of its operations.

b)	Tax related contingency

The Company is an investor in leveraged leases and previously established provisions in the amount of US$178 after tax for possible disallowance of the tax treatment and for interest on past due taxes. During the year ended December 31, 2008, the Company increased this provision by US$185 after tax. The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributes of the leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated US$280 as at December 31, 2008.

c)	Accident reinsurance disputes

The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and has provided adequately for the exposure.

d)	Investment commitments

In the normal course of business, various investment commitments are outstanding which are not reflected in the consolidated financial statements. There were $2,722 (2007 – $2,535) of outstanding investment commitments as at December 31, 2008, of which

2008 Annual Report	95

$230 (2007 – $283) mature in 30 days, $1,429 (2007 – $1,444) mature in 31 to 365 days and $1,063 (2007 – $808) mature after one year.

e)	Letters of credit

In the normal course of business, third party relationship banks issue letters of credit on the Company’s behalf. As at December 31, 2008, letters of credit, for which third parties are beneficiary, in the amount of $588 (2007 – $470) were outstanding. There were no assets pledged against these outstanding letters of credit as at December 31, 2008 and 2007.

f)	Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has guaranteed the payment of the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned partnership. The Company does not consolidate these debentures; however, the Company does have obligations in the same principal amounts to a subsidiary of MFLP (see note 18(b)). MFC’s guarantee of the senior debentures has the effect of making the $550 senior debentures described in note 18(b) into a senior obligation of the Company. MFC’s guarantee of the $650 subordinated debentures is a subordinated obligation of the Company.

The following tables set forth certain condensed consolidating financial information for MFC and MFLP:

As at and for the year ended December 31, 2008	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$151	$72	$23,152	$10,278	$(650)	$33,003
Net income (loss) available to shareholders	517	9	(68)	615	(556)	517
Invested assets	23	2	116,492	71,773	(789)	187,501
Total other assets	32,272	1,597	11,411	21,745	(43,501)	23,524
Policy liabilities	–	–	81,372	64,696	(9)	146,059
Total other liabilities	4,840	1,417	25,962	16,536	(11,244)	37,511

As at and for the year ended December 31, 2007	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$84	$70	$24,437	$11,285	$(295)	$35,581
Net income available to shareholders	4,302	8	3,651	605	(4,264)	4,302
Invested assets	–	–	97,494	63,806	–	161,300
Total other assets	26,126	1,335	9,007	11,447	(32,757)	15,158
Policy liabilities	–	–	69,612	54,823	(13)	124,422
Total other liabilities	1,791	1,195	21,355	9,267	(5,907)	27,701

g)	Pledged assets

In the normal course of business, certain of MFC’s subsidiaries pledge their assets in respect of liabilities incurred, strictly for the purpose of providing collateral for the counterparty. In the event of the Company’s default, the counterparty is entitled to apply the collateral in order to settle the liability. The pledged assets are returned to the Company if the underlying transaction is terminated or, in the case of derivatives, if the net exposure moves to an asset position due to market value changes.

The amounts pledged were as follows:

	2008		2007
As at December 31,	Bonds	Other	Bonds	Other
In respect of:
Derivatives	$2,686	$–	$208	$81
Regulatory requirements	160	62	120	31
Real estate	–	100	–	59
Repurchase agreements	1,028	–	–	–
Non-registered retirement plans in trust	–	442	7	336
Other	2	1	2	4
Total	$3,876	$605	$337	$511

96	2008 Annual Report

h)	Lease obligations

The Company has a number of operating lease obligations, primarily for the use of office space. The future minimum lease payments by year and in aggregate, under non-cancelable operating leases, are presented below:

2009	$161
2010	106
2011	84
2012	74
2013	58
Thereafter	296
Total minimum lease payments	$779

i)	Restrictions on dividends and capital distributions

Dividends and capital distributions are restricted under the ICA. The ICA requires Canadian non-operating insurance companies to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued by OSFI. There are no minimum or target requirements; however, OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. MFC must also maintain minimum levels of capital for its subsidiaries based on local regulations in each jurisdiction. The most significant of these are the Minimum Continuing Capital and Surplus Requirements for MFC’s Canadian insurance subsidiaries and the Risk Based Capital requirements for MFC’s U.S. insurance subsidiaries. The Company maintains capital in excess of the minimum required in all jurisdictions.

There are additional restrictions on shareholder dividend distributions in foreign jurisdictions. In the U.S., MFC’s principal insurance subsidiaries are domiciled in Michigan and Massachusetts. Michigan regulatory approval is required if a shareholder dividend distribution from a Michigan insurance subsidiary would exceed that subsidiary’s earned surplus. Regulatory approval is also required if the distribution (together with other distributions during the previous 12 months) exceeds the greater of the subsidiary’s statutory net operating income for the previous year and 10 per cent of its surplus determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles. Under Massachusetts insurance law, no insurer may pay any shareholder dividend from any source other than statutory unassigned funds without the prior approval of the Massachusetts Commissioner of Insurance (the “MCI”). The Massachusetts insurance holding company act provides that no extraordinary dividend may be paid without 30 days prior written notice to the MCI, and only if the MCI has approved, or has not disapproved, the payment within the 30-day notice period. An extraordinary dividend is any dividend or distribution of cash or other property whose fair market value, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10 per cent of an insurance company’s surplus as regards to policyholders as of the preceding December 31, or (ii) a life insurance company’s statutory net gain from operations for the 12 months ending on the preceding December 31. In addition, both Michigan and Massachusetts require that notification be given to the local insurance commissioner no later than five days following declaration, and at least 10 days prior to payment, of any dividend or distribution.

j)	Participating business

In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of the policyholder dividends. For participating businesses operating as separate “closed blocks”, transfers are governed by the terms of MLI’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.

Note 20    ^    Fair Value of Financial Instruments

Financial instruments refer to both on- and off-balance sheet instruments and may be assets or liabilities. These assets or liabilities are contracts that ultimately give rise to a right for one party to receive an asset and an obligation for another party to deliver an asset. Fair values reflect management’s best estimates of the amounts at which instruments could be exchanged in a current transaction between willing parties and are generally calculated based on the characteristics of the instrument and the current economic and competitive environment. These calculations are subjective in nature, involve uncertainties, require significant judgment and do not include any tax impact.

The fair values and the basis for determining the fair value of invested assets, derivatives, consumer notes, long-term debt, and liabilities for preferred shares and capital instruments are disclosed in notes 4, 6, 9, 10 and 12, respectively.

The carrying values of accrued investment income, outstanding premiums, miscellaneous assets, policy benefits in the course of settlement, provision for unreported claims, policyholder amounts on deposit and other liabilities approximate their fair values due to their short-term nature.

The fair value of bank deposits is estimated at $12,323 as at December 31, 2008 (2007 – $10,005), compared to a carrying value of $12,210 as at December 31, 2008 (2007 – $10,008). The fair value of these financial instruments is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions.

2008 Annual Report	97

Note 21    ^    Segmented Information

The Company provides a wide range of financial products and services to individual and group customers in the United States, Canada, Asia and Japan. Manulife Financial also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments using a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 7(f)) is reported in the Corporate and Other segment.

Effective January 1, 2008, the Company changed its approach for allocating investment gains and losses to be more aligned with how the Company manages the assets and related risk positions. Investment gains and losses are now accumulated into two pools – insurance and wealth management, and then allocated pro-rata to the reporting segments based on their respective policy liabilities. Prior to 2008, gains and losses were reported in the segments where the specific assets giving rise to the gains and losses were located and credit gains and losses were reported in the Corporate and Other segment. Investment gains and losses related to product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as investment gains and losses on full pass through products, such as par insurance, are not included in the pools.

Prior periods have been restated to conform to this presentation.

By segment For the year ended December 31, 2008	U.S. Insurance	U.S. Wealth Mgmt	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$5,751	$–	$5,913	$3,266	$1,091	$–	$16,021
Annuities and pensions	–	6,264	852	115	–	–	7,231
Total premium income	$5,751	$6,264	$6,765	$3,381	$1,091	$–	$23,252
Investment income (loss)	3,819	1,238	544	(620)	132	(815)	4,298
Other revenue	621	2,545	1,116	853	24	294	5,453
Total revenue	$10,191	$10,047	$8,425	$3,614	$1,247	$(521)	$33,003
Interest expense	$33	$101	$412	$60	$2	$579	$1,187
Income (loss) before income taxes	$1,187	$(1,652)	$1,118	$223	$177	$(476)	$577
Income taxes	(408)	731	(467)	(61)	(23)	148	(80)
Net income (loss)	$779	$(921)	$651	$162	$154	$(328)	$497
Loss attributed to participating policyholders	–	–	5	15	–	–	20
Net income (loss) attributed to shareholders	$779	$(921)	$656	$177	$154	$(328)	$517
Segregated funds deposits	$1,398	$20,187	$6,611	$5,837	$–	$172	$34,205
Goodwill
Balance, January 1	$2,291	$1,740	$2,115	$445	$66	$64	$6,721
Purchase equation adjustment	–	–	3	–	–	–	3
Change in foreign exchange rates	575	416	–	194	16	4	1,205
Balance, December 31	$2,866	$2,156	$2,118	$639	$82	$68	$7,929

As at December 31, 2008 Policy liabilities	$53,635	$36,655	$35,171	$18,692	$1,854	$52	$146,059
Total assets	$64,525	$43,091	$55,684	$22,723	$3,265	$21,737	$211,025
Segregated funds net assets held by policyholders	$10,342	$99,133	$27,628	$24,541	$–	$3,111	$164,755

98	2008 Annual Report

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location For the year ended December 31, 2008	United States	Canada	Asia and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$6,264	$5,955	$3,273	$529	$16,021
Annuities and pensions	6,264	852	115	–	7,231
Total premium income	$12,528	$6,807	$3,388	$529	$23,252
Investment income (loss)	4,635	239	(622)	46	4,298
Other revenue	3,391	1,171	878	13	5,453
Total revenue	$20,554	$8,217	$3,644	$588	$33,003

By segment For the year ended December 31, 2007	U.S. Insurance	U.S. Wealth Mgmt	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$5,279	$–	$5,636	$2,857	$1,026	$–	$14,798
Annuities and pensions	–	4,285	572	89	–	–	4,946
Total premium income	$5,279	$4,285	$6,208	$2,946	$1,026	$–	$19,744
Investment income	3,297	2,484	2,593	1,263	215	489	10,341
Other revenue	627	2,733	1,044	767	20	305	5,496
Total revenue	$9,203	$9,502	$9,845	$4,976	$1,261	$794	$35,581
Interest expense	$33	$171	$393	$53	$2	$380	$1,032
Income before income taxes	$1,176	$1,554	$1,443	$987	$330	$116	$5,606
Income taxes	(395)	(422)	(330)	(167)	(92)	29	(1,377)
Net income	$781	$1,132	$1,113	$820	$238	$145	$4,229
Net income (loss) attributed to participating policyholders	–	–	3	(31)	–	(45)	(73)
Net income attributed to shareholders	$781	$1,132	$1,110	$851	$238	$190	$4,302
Segregated funds deposits	$1,259	$22,831	$6,982	$6,122	$–	$33	$37,227
Goodwill
Balance, January 1	$2,702	$2,052	$2,051	$499	$78	$79	$7,461
Acquisition of subsidiary	–	–	64	–	–	–	64
Tax benefit of stock options exercised(1)	–	–	–	–	–	(3)	(3)
Change in foreign exchange rates	(411)	(312)	–	(54)	(12)	(12)	(801)
Balance, December 31	$2,291	$1,740	$2,115	$445	$66	$64	$6,721

As at December 31, 2007 Policy liabilities	$41,096	$30,648	$36,649	$13,913	$1,621	$495	$124,422
Total assets	$48,739	$38,674	$54,812	$17,723	$2,806	$13,704	$176,458
Segregated funds net assets held by policyholders	$11,387	$108,878	$31,391	$20,727	$–	$2,594	$174,977

(1)	Tax benefit to the Company relating to exercise of stock options that were issued at the time of the merger with JHF in exchange for JHF stock options.

By geographic location For the year ended December 31, 2007	United States	Canada	Asia and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$5,708	$5,713	$2,893	$484	$14,798
Annuities and pensions	4,285	572	89	–	4,946
Total premium income	$9,993	$6,285	$2,982	$484	$19,744
Investment income	6,069	2,957	1,266	49	10,341
Other revenue	3,587	1,106	779	24	5,496
Total revenue	$19,649	$10,348	$5,027	$557	$35,581

2008 Annual Report	99

Note 22    ^    Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). As required by applicable United States federal securities laws, material differences between Canadian and U.S. GAAP are quantified and described below.

a)	Condensed Consolidated Balance Sheets

			2008	2007
As at December 31,	Note 22 Reference	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Assets
Cash and short-term securities		$17,359	$17,269	$12,475	$12,354
Securities
Bonds and other fixed maturity investments	g (i), h (iv)	112,332	83,148	97,398	72,831
Stocks	g (ii), h (iv), h (vii)	16,532	8,354	17,890	11,134
Loans
Mortgages	h (iv)	31,317	30,963	26,146	26,061
Private placements and other fixed maturity investments	g (iii)	2,501	25,705	2,002	21,591
Policy loans		7,533	7,533	5,823	5,823
Bank loans		2,384	2,384	2,182	2,182
Real estate	g (iv)	5,261	7,274	4,236	5,727
Other investments	g (v), g (xi), h (iv)	5,046	4,871	4,027	3,597
Total invested assets		$200,265	$187,501	$172,179	$161,300
Other assets
Accrued investment income	h (iv)	$1,766	$1,760	$1,422	$1,414
Outstanding premiums		799	799	672	672
Deferred acquisition costs	g (vii)	21,373	–	13,156	–
Reinsurance deposits and amounts recoverable	h (vi)	5,192	–	4,492	–
Goodwill		6,834	7,929	5,839	6,721
Intangible assets		1,866	1,866	1,573	1,573
Derivatives	g (xi), h (iv)	7,888	7,883	2,125	2,129
Value of business acquired	g (viii)	4,239	–	3,345	–
Miscellaneous	h (iv)	5,777	3,287	3,424	2,649
Total other assets		$55,734	$23,524	$36,048	$15,158
		$255,999	$211,025	$208,227	$176,458
Segregated funds net assets(1)	h (iv)	148,492	–	162,788	–
Total assets		$404,491	$211,025	$371,015	$176,458
Segregated funds net assets(1)	h (iv)	$–	$165,380	$–	$175,544

Liabilities and equity
Policy liabilities	g (vi), h (iv)	$183,936	$146,059	$151,788	$124,422
Deferred realized net gains	g (iv)	–	127	–	107
Bank deposits		12,210	12,210	10,008	10,008
Consumer notes	g (xii)	1,959	1,876	2,131	2,085
Long-term debt		3,721	3,689	1,825	1,820
Future income tax liability(2)	h (iv)	797	1,969	2,253	2,456
Derivatives	g (xi)	6,352	6,389	1,887	1,866
Other liabilities	g (ix), h (iv)	18,162	7,360	9,285	6,203
		$227,137	$179,679	$179,177	$148,967
Liabilities for preferred shares and capital instruments		3,681	3,674	3,014	3,010
Non-controlling interest in subsidiaries		416	217	298	146
Segregated funds net liabilities(1)	h (iv)	148,492	–	162,788	–
Common shares, preferred shares, retained earnings and contributed surplus		28,418	30,096	28,865	29,248
Accumulated other comprehensive income (loss) on available-for-sale securities & others	g (xiii)	(2,652)	(529)	2,359	1,327
on cash flow hedges		1,556	(317)	378	(36)
on translation of net foreign operations		(2,557)	(1,795)	(5,864)	(6,204)
Total liabilities and equity		$404,491	$211,025	$371,015	$176,458
Segregated funds net liabilities(1)	h (iv)	$–	$165,380	$–	$175,544

(1)	U.S. GAAP terminology is separate accounts.
(2)	U.S. GAAP terminology is deferred income taxes.

100	2008 Annual Report

b)	Condensed Consolidated Statements of Operations

For the years ended December 31,		2008		2007
	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Revenue
Premium income	$14,045	$23,252	$12,888	$19,744
Net investment income (investment income)	1,320	4,298	10,241	10,341
Fee income and other revenue	6,252	5,453	6,961	5,496
Total revenue	$21,617	$33,003	$30,090	$35,581
Policy benefits and expenses
Policyholder benefits	$17,765	$22,201	$18,910	$20,211
Commissions, investment and general expenses	4,713	8,724	4,550	8,426
Amortization of deferred acquisition costs and value of business acquired	(739)	–	1,201	–
Other	1,506	1,501	1,295	1,338
Total policy benefits and expenses	$23,245	$32,426	$25,956	$29,975
Income (loss) before income taxes and change in accounting policy	$(1,628)	$577	$4,134	$5,606
Income taxes	813	(80)	(904)	(1,377)
Net income (loss)	$(815)	$497	$3,230	$4,229
Weighted average number of common shares outstanding (in millions)	1,502	1,502	1,522	1,522
Weighted average number of diluted common shares outstanding (in millions)	1,512	1,512	1,537	1,537
Basic earnings (loss) per common share	$(0.54)	$0.32	$2.12	$2.81
Diluted earnings (loss) per common share	$(0.54)	$0.32	$2.10	$2.78
Dividends per common share	$1.00	$1.00	$0.88	$0.88

c)	Reconciliation of Canadian GAAP to U.S. GAAP Net Income

For the years ended December 31,	Reference	2008	2007
Net income determined in accordance with Canadian GAAP		$497	$4,229
Net investment income
Bonds excluding other than temporary impairments(1)	g (i)	4,695	528
Interest rate related other than temporary impairments	g (i)	(1,877)	(836)
Stocks(2)	g (ii)	1,843	141
Cash flow hedges(3)	g (xi)	(2,050)	145
Real estate	g (iv)	(323)	(270)
Other	g (v)	(67)	111
		$2,221	$(181)
Deferred acquisition costs, differences(4)	g (vii)	4,507	2,592
Value of business acquired, differences	g (viii)	(68)	(219)
Consumer notes fair value adjustment	g (xii)	(22)	29
Policy liabilities	g (vi), g (ix)	(8,825)	(3,725)
Commissions, investment and general expenses		10	14
Income taxes on above items(5)		865	491
Net income (loss) determined in accordance with U.S. GAAP		$(815)	$3,230
(1)

Bonds classified in 2008 as AFS for U.S. GAAP and fair value option (“FVO”) for Canadian GAAP include net realized gains on U.S. GAAP of $678 and net unrealized and realized losses on Canadian GAAP of ($4,017).

(2)	Stocks classified in 2008 as AFS for U.S. GAAP and FVO for Canadian GAAP include net realized losses on U.S. GAAP of ($1,023) and net unrealized and realized losses on Canadian GAAP of ($2,866).

(3)	Cash flow hedge accounting on certain forward start interest rate derivatives not elected for Canadian GAAP but elected for U.S. GAAP.

(4)	Deferred acquisition costs consist of $3,699 (2007 – $3,573) of expenditures that have been capitalized and ($808) of negative amortization (2007 – $981 expense).

(5)	U.S. GAAP terminology is deferred income taxes.

2008 Annual Report	101

d)	Other comprehensive income reconciliation

For the years ended December 31,	2008	2007
Comprehensive income (loss) in accordance with Canadian GAAP	$2,769	$584
Difference in Canadian GAAP to U.S. GAAP net income (loss)	(1,312)	(999)
Difference in Canadian GAAP to U.S. GAAP other comprehensive income (loss):
Changes in unrealized gains on available-for-sale financial securities, net of income tax benefit of $1,997 (2007 – $87)	(4,267)	5
Adjustments to net unrealized gains/(losses):
Actuarial liabilities, net of income tax expense of $399 (2007 – $87)	1,298	(162)
Deferred acquisition costs, net of income tax expense of $156 (2007 – $3)	351	116
Deferred revenue, net of income tax benefit of $15 (2007 – income tax expense of $5)	(27)	10
Value of business acquired, net of income tax expense of $126 (2007 – income tax benefit of $25)	237	(46)
Changes in gains on derivative investments designated as cash flow hedges, net of income tax expense of $966 (2007 – income tax benefit of $6)	1,459	(29)
Additional pension obligation, net of income tax benefit of $413 (2007 – $18)	(747)	(34)
Changes in unrealized currency translation gains (losses) of self-sustaining operations, net of income tax benefit/expense of nil(1)	(1,102)	253
Total difference in other comprehensive income (loss)	$(2,798)	$113
Comprehensive income (loss) in accordance with U.S. GAAP	$(1,341)	$(302)

(1)	Included a loss of ($748) (2007 – gain of $50), net of tax, arising from hedges of foreign currency exposure of a net investment in a foreign operation.

e)	Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, and the related disclosure have been included in these consolidated financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission, as these financial statements are incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries.

Effective April 28, 2004, a newly formed wholly owned subsidiary of MFC merged with JHF with the result that JHF became a wholly owned subsidiary of MFC. As a result of the merger, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”), two wholly owned subsidiaries of JHF, became indirect wholly owned subsidiaries of MFC.

The Variable Company sells deferred annuity contracts that feature a market value adjustment and are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. The Variable Company refers to these fixed investment period options that contain a market value adjustment feature as “MVAs”.

On June 29, 2005, the Commission declared effective a joint registration statement filed by MFC and the Variable Company relating to MVAs to be sold on or after June 29, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Variable Company under then outstanding MVAs. JHF will continue to guarantee MVAs that were outstanding before June 29, 2005, and JHF and MFC will be jointly and severally liable under such guarantees. However, JHF will not guarantee MVAs issued on or after June 29, 2005.

The Life Company sells medium-term notes to retail investors under its SignatureNotes program. The SignatureNotes are also registered with the Commission. On July 8, 2005, the Commission declared effective a joint registration statement filed by MFC and the Life Company relating to SignatureNotes to be issued by the Life Company on or after July 8, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Life Company under then outstanding SignatureNotes. On December 18, 2008, the Company declared effective a similar joint registration statement and the 2005 registration statement simultaneously expired.

MFC’s guarantees of the SignatureNotes and MVAs are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes and MVAs.

The laws of the State of New York and the Commonwealth of Massachusetts govern MFC’s guarantees of the SignatureNotes and MVAs, respectively, and MFC has consented to the jurisdiction of the courts of such jurisdictions. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be

102	2008 Annual Report

brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes and MVAs, respectively.

Both MFC and JHF are holding companies. The assets of MFC and JHF consist primarily of the outstanding capital stock of their subsidiaries and investments in other international subsidiaries. Each company’s cash flows primarily consist of dividends from its operating subsidiaries, offset by expenses and shareholder dividends and stock repurchases for MFC, and dividends to MFC and operating expenses for JHF. As a holding company, each company’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.

These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC or JHF, as applicable. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The restrictions related to dividends imposed by the ICA are described in note 19(i).

In the United States, insurance laws in Michigan, Delaware, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC and JHF are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These limitations are also described in note 19(i).

In Asia, the insurance laws of the jurisdictions in which MFC and JHF operate either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

There can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair each of MFC’s or JHF’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, is provided in compliance with Regulation S-X of the Commission and in accordance with Rule 12h-5 of the Commission.

2008 Annual Report	103

Condensed Consolidating Balance Sheets

As at December 31, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Assets
Invested assets	$23	$250	$57,734	$7,639	$135,390	$(771)	$200,265
Investments in unconsolidated subsidiaries	28,913	10,670	4,166	239	3,292	(47,280)	–
Other assets	691	420	20,459	4,096	47,059	(16,991)	55,734
Separate account assets	–	–	10,551	6,508	131,433	–	148,492
Total assets	$29,627	$11,340	$92,910	$18,482	$317,174	$(65,042)	$404,491
Liabilities and equity
Policy liabilities	$–	$–	$60,882	$8,047	$120,651	$(5,644)	$183,936
Consumer notes	–	–	1,959	–	–	–	1,959
Other liabilities	1,220	2,049	9,039	1,399	31,134	(7,320)	37,521
Long-term debt	3,300	407	–	–	593	(579)	3,721
Liabilities for preferred shares and capital instruments	342	–	582	–	5,169	(2,412)	3,681
Non-controlling interest in subsidiaries	–	–	–	–	495	(79)	416
Separate account liabilities	–	–	10,551	6,508	131,433	–	148,492
Shareholders’ equity	24,765	8,884	9,897	2,528	27,699	(49,008)	24,765
Total liabilities and equity	$29,627	$11,340	$92,910	$18,482	$317,174	$(65,042)	$404,491

As at December 31, 2007
Assets
Invested assets	$–	$589	$53,820	$6,512	$111,326	$(68)	$172,179
Investments in unconsolidated subsidiaries	27,002	11,287	3,138	142	2,090	(43,659)	–
Other assets	528	1,110	13,415	3,042	30,940	(12,987)	36,048
Separate account assets	–	–	11,699	7,855	144,065	(831)	162,788
Total assets	$27,530	$12,986	$82,072	$17,551	$288,421	$(57,545)	$371,015
Liabilities and equity
Policy liabilities	$–	$–	$50,765	$6,543	$98,438	$(3,958)	$151,788
Consumer notes	–	–	2,131	–	–	–	2,131
Other liabilities	1,098	341	6,451	1,060	20,819	(6,336)	23,433
Long-term debt	350	1,199	–	–	1,942	(1,666)	1,825
Liabilities for preferred shares and capital instruments	344	–	470	–	2,200	–	3,014
Non-controlling interest in subsidiaries	–	–	–	–	367	(69)	298
Separate account liabilities	–	–	11,699	7,855	144,065	(831)	162,788
Shareholders’ equity	25,738	11,446	10,556	2,093	20,590	(44,685)	25,738
Total liabilities and equity	$27,530	$12,986	$82,072	$17,551	$288,421	$(57,545)	$371,015

104	2008 Annual Report

Condensed Consolidating Statements of Operations

For the year ended December 31, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Revenue
Premium income	$–	$–	$(1,532)	$76	$15,507	$(6)	$14,045
Net investment income	4	(27)	2,285	252	(1,091)	(103)	1,320
Fee income and other revenue	58	8	305	142	6,691	(952)	6,252
Total revenue	$62	$(19)	$1,058	$470	$21,107	$(1,061)	$21,617
Policy benefits and expenses Policyholder benefits	$–	$–	$298	$245	$17,236	$(14)	$17,765
Commissions, investment and general expenses	12	(7)	903	45	4,545	(785)	4,713
Amortization of deferred acquisition costs and value of business acquired	–	–	43	(14)	(748)	(20)	(739)
Other	88	84	418	38	1,120	(242)	1,506
Total policy benefits and expenses	$100	$77	$1,662	$314	$22,153	$(1,061)	$23,245
Income (loss) before income taxes	$(38)	$(96)	$(604)	$156	$(1,046)	$–	$(1,628)
Income tax (expense) recovery	(14)	34	265	(48)	576	–	813
Income (loss) after income taxes	$(52)	$(62)	$(339)	$108	$(470)	$–	$(815)
Equity in net income of unconsolidated subsidiaries	(763)	(230)	117	(2)	584	294	–
Net income (loss)	$(815)	$(292)	$(222)	$106	$114	$294	$(815)

For the year ended December 31, 2007
Revenue
Premium income	$–	$–	$2,971	$39	$9,878	$–	$12,888
Net investment income	23	59	3,442	328	6,476	(87)	10,241
Fee income and other revenue	85	–	414	408	6,502	(448)	6,961
Total revenue	$108	$59	$6,827	$775	$22,856	$(535)	$30,090
Policy benefits and expenses
Policyholder benefits	$–	$–	$4,891	$397	$13,635	$(13)	$18,910
Commissions, investment and general expenses	40	59	594	33	4,202	(378)	4,550
Amortization of deferred acquisition costs and value of business acquired	–	–	148	42	1,011	–	1,201
Other	31	60	322	54	972	(144)	1,295
Total policy benefits and expenses	$71	$119	$5,955	$526	$19,820	$(535)	$25,956
Income (loss) before income taxes	$37	$(60)	$872	$249	$3,036	$–	$4,134
Income tax (expense) recovery	(18)	30	(257)	(97)	(562)	–	(904)
Income (loss) after income taxes	$19	$(30)	$615	$152	$2,474	$–	$3,230
Equity in net income of unconsolidated subsidiaries	3,211	871	220	4	–	(4,306)	–
Net income	$3,230	$841	$835	$156	$2,474	$(4,306)	$3,230

2008 Annual Report	105

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Operating activities
Net income (loss)	$(815)	$(292)	$(222)	$106	$114	$294	$(815)
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	763	230	(117)	2	(584)	(294)	–
Increase in actuarial liabilities and policy related items	–	–	2,455	(347)	7,996	–	10,104
Net realized investment gains and other investment items	6	39	516	71	6,335	–	6,967
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	–	–	(219)	(95)	(4,124)	–	(4,438)
Amortization of premium/discount	–	–	181	20	340	–	541
Other amortization	–	(4)	59	8	299	–	362
Future income tax expense (recovery)	5	4	(356)	78	(861)	–	(1,130)
Stock option expense	–	–	2	–	22	–	24
Non-controlling interest in subsidiaries	–	–	–	–	14	–	14
Net income (loss) adjusted for non-cash items	$(41)	$(23)	$2,299	$(157)	$9,551	$–	$11,629
Change in other operating assets and liabilities	84	(232)	274	249	(1,042)	–	(667)
Cash provided by (used in) operating activities	$43	$(255)	$2,573	$92	$8,509	$–	$10,962
Investing activities
Purchase and mortgage advances	$–	$–	$(7,732)	$(720)	$(41,115)	$–	$(49,567)
Disposals and repayments	–	–	10,145	945	30,769	–	41,859
Changes in investment broker net receivables and payables	–	–	3	–	15	–	18
Subscription of preferred shares issued by a subsidiary	(704)	–	–	–	704	–	–
Net cash increase from purchase of subsidiary	–	–	–	–	(16)	–	(16)
Capital contribution to unconsolidated subsidiary	–	(509)	–	(86)	–	595	–
Dividends from unconsolidated subsidiary	2,150	1,218	31	–	–	(3,399)	–
Cash (used in) provided by investing activities	$1,446	$709	$2,447	$139	$(9,643)	$(2,804)	$(7,706)
Financing activities
Decrease in securities sold but not yet purchased	$–	$–	$–	$–	$1,046	$–	$1,046
Issue of long-term debt	3,916	–	–	–	–	–	3,916
Repayment of long-term debt	(1,000)	(206)	(3)	–	(402)	–	(1,611)
Dividends paid to parent	2,438	(3,020)	(1,073)	(31)	440	1,246	–
Return of capital to parent	–	595	–	–	–	(595)	–
Net redemptions of structured products	–	–	(4,276)	134	(1,502)	–	(5,644)
Bank deposits, net	–	–	–	–	2,134	–	2,134
Capital from joint venture partner	–	–	–	–	–	–	–
Consumer notes reedemed, net	–	–	(703)	–	–	–	(703)
Shareholder dividends	(1,524)	–	–	–	(2,150)	2,150	(1,524)
Notes payable to subsidiary	(737)	–	–	–	–	737	–
Notes receivable from subsidiary	(172)	–		–	–	172	–
Notes payable to parent	–	–	–	–	172	(172)	–
Notes receivable from parent	–	–			737	(737)	–
Notes payable to affiliates	841	766	(115)	–	(839)	(653)	–
Notes receivable from affiliates	(2)	965	49	–	(1,668)	656	–
Funds repaid, net	–	–	–	–	34	–	34
Purchase and cancellation of common shares	(403)	–	–	–	–	–	(403)
Preferred shares issued (redeemed) by a subsidiary	(10)	–	–	–	10	–	–
Common shares issued, net	(3,646)	–	–	–	5,900	–	2,254
Capital contribution by parent	(1,167)	–	–	–	1,167	–	–
Cash (used in) provided by financing activities	$(1,466)	$(900)	$(6,121)	$103	$5,079	$2,804	$(501)
Cash and short-term securities
Increase (decrease) during the year	$23	$(446)	$(1,101)	$334	$3,945	$–	$2,755
Currency impact on cash and short-term securities	–	104	526	20	1,488	–	2,138
Balance, January 1	–	585	2,809	80	8,513	–	11,987
Balance, December 31, 2008	$23	$243	$2,234	$434	$13,946	$–	$16,880
Cash and short-term securities January 1
Gross cash and short-term securities	$–	$585	$2,950	$112	$8,828	$–	$12,475
Net payments in transit, included in other liabilities	–	–	(141)	(32)	(315)	–	(488)
Net cash and short-term securities, January 1	$–	$585	$2,809	$80	$8,513	$–	$11,987
End of year
Gross cash and short-term securities	$23	$243	$2,396	$447	$14,250	$–	$17,359
Net payments in transit, included in other liabilities	–	–	(162)	(13)	(304)	–	(479)
Net cash and short-term securities, December 31, 2008	$23	$243	$2,234	$434	$13,946	$–	$16,880

106	2008 Annual Report

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Operating activities
Net income	$3,230	$841	$835	$156	$2,474	$(4,306)	$3,230
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(3,211)	(871)	(220)	(4)	–	4,306	–
Increase in actuarial liabilities and policy related items	–	–	2,394	131	7,488	–	10,013
Net realized investment gains and other investment items	–	–	(125)	(9)	(1,358)	–	(1,492)
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	–	–	(56)	(50)	(2,265)	–	(2,371)
Amortization of premium/discount	–	–	280	26	9	–	315
Other amortization	–	(9)	61	9	286	–	347
Future income tax expense (recovery)	6	(41)	423	6	51	–	445
Stock option expense	–	–	1	–	19	–	20
Non-controlling interest in subsidiaries	–	–	–	–	38	–	38
Net income (loss) adjusted for non-cash items	$25	$(80)	$3,593	$265	$6,742	$–	$10,545
Change in other operating assets and liabilities	109	88	796	66	(342)	–	717
Cash provided by operating activities	$134	$8	$4,389	$331	$6,400	$–	$11,262
Investing activities
Purchase and mortgage advances	$(35)	$–	$(9,084)	$(1,270)	$(42,920)	$–	$(53,309)
Disposals and repayments	–	–	12,223	968	39,554	–	52,745
Change in investment broker net receivables and payables	–	–	57	(6)	(116)	–	(65)
Net cash increase (decrease) from sales and acquisitions of subsidiaries	(3)	–	–	–	128	–	125
Capital contribution to unconsolidated subsidiaries	–	–	(17)	–	–	17	–
Return of capital from unconsolidated subsidiaries	–	–	31	–	–	(31)	–
Dividends from unconsolidated subsidiary	–	453	200	–	–	(653)	–
Cash (used in) provided by investing activities	$(38)	$453	$3,410	$(308)	$(3,354)	$(667)	$(504)
Financing activities
Decrease in securities sold but not yet purchased	$–	$–	$–	$–	$(1)	$–	$(1)
Issue of long-term debt	–	(1)	(558)	–	560	–	1
Repayment of long-term debt	–	(26)	–	–	37	(15)	(4)
Dividends paid to parent	–	–	(453)	(148)	(51)	652	–
Return of capital to parent	–	–	–	–	(15)	15	–
Repayment of capital instruments	–	–	–	–	(570)	–	(570)
Net redemptions of structured products	–	–	(4,060)	30	(1,587)	–	(5,617)
Bank deposits, net	–	–	–	–	2,164	–	2,164
Consumer notes reedemed, net	–	–	(434)	–	–	–	(434)
Shareholder dividends	1,329	–	–	–	(2,705)	5	(1,371)
Notes payable to subsidiary	700	–	–	–	–	(700)	–
Notes receivable from parent	–	–	–	–	(700)	700	–
Notes receivable from affiliates	–	(218)	(1)	–	127	92	–
Notes payable to affiliates	14	271	(24)	–	(169)	(92)	–
Funds repaid, net	–	–	–	–	(10)	–	(10)
Purchase and cancellation of common shares	(2,245)	–	–	–	–	–	(2,245)
Common shares issued, net	114	–	15	–	1	–	130
Preferred shares (redeemed) issued by a subsidiary	(10)	–	–	–	(89)	10	(89)
Cash (used in) provided by financing activities	$(98)	$26	$(5,515)	$(118)	$(3,008)	$667	$(8,046)
Cash and short-term securities
Increase (decrease) during the year	$(2)	$487	$2,284	$(95)	$38	$–	$2,712
Currency impact on cash and short-term securities	–	(23)	(126)	(42)	(918)	–	(1,109)
Balance, January 1	2	121	651	217	9,393	–	10,384
Balance, December 31, 2007	$–	$585	$2,809	$80	$8,513	$–	$11,987
Cash and short-term securities January 1
Gross cash and short-term securities	$2	$121	$774	$250	$9,807	$–	$10,954
Net payments in transit, included in other liabilities	–	–	(123)	(33)	(414)	–	(570)
Net cash and short-term securities, January 1	$2	$121	$651	$217	$9,393	$–	$10,384
End of year
Gross cash and short-term securities	$–	$585	$2,950	$112	$8,828	$–	$12,475
Net payments in transit, included in other liabilities	–	–	(141)	(32)	(315)	–	(488)
Net cash and short-term securities, December 31, 2007	$–	$585	$2,809	$80	$8,513	$–	$11,987

2008 Annual Report	107

f)	Derivative instruments and hedging activities

The Company has designated certain invested assets differently for Canadian GAAP than U.S. GAAP. Given that the determination of actuarial liabilities is dependent upon the carrying value of assets required to support liabilities under Canadian GAAP, in order to mitigate recognition inconsistency, assets supporting actuarial liabilities have been designated as held for trading using the fair value option available under Canadian GAAP. Accordingly, the Company does not apply hedge accounting for assets supporting actuarial liabilities under Canadian GAAP. Interest rate and cross currency swaps are used in the portfolios supporting actuarial liabilities to manage duration and currency risks and have not been designated as hedging instruments under Canadian GAAP. Under U.S. GAAP, most assets supporting actuarial liabilities have been designated as AFS and in certain cases may have been designated as hedged items. These differences create reconciling items between Canadian GAAP and U.S. GAAP.

Under U.S. GAAP the Company has entered into hedge accounting relationships as follows: for fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments. Any ineffective portion of the hedge relationship is recorded in income. For cash flow hedges, the Company is hedging the variability of cash flows related to variable rate assets, liabilities or forecasted transactions. The effective portion of changes in fair values of derivative instruments under a cash flow hedge is recorded in OCI and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The Company estimates that deferred net losses of $18, included in AOCI as at December 31, 2008 (2007 – gains of $17), will be reclassified into earnings within the next 12 months. Cash flow hedges include hedges of certain forecasted transactions up to a maximum of 40 years. For a hedge of its net investment in a foreign operation, the Company is hedging the foreign currency exposure of a net investment in a foreign subsidiary with changes in fair values of derivative instruments recorded in the currency translation account.

g)	Narrative description of material measurement and income recognition differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP
(i) Bonds and other fixed maturity investments

Under Canadian GAAP, bonds are classified as trading or AFS and are carried at fair values based on prices quoted in active markets. Bonds for which market quotes are not available are categorized as private placements and are carried at amortized cost.

Impairment charges are recorded on AFS bonds for other than temporary declines in fair value due to changes in issuer credit.

Bonds and other fixed maturity investments that are classified as trading or AFS are carried at fair value, using valuation methods including prices quoted in active markets, and in the absence of such market quotes, using valuation techniques.

Impairment charges are recorded for AFS bonds for other than temporary declines in fair value due to changes in prevailing interest rates when the Company does not have the intent and ability to hold to recovery, or issuer credit, or both.

(ii) Stocks	Stocks are classified as AFS or trading, and are carried at fair value when based on prices quoted in active markets. When market quotes are not available, AFS stocks are carried at cost.	Stocks may be classified as AFS or trading securities only when prices quoted in active markets are available, otherwise they are categorized as other investments and carried at cost.
(iii) Private placements and other fixed maturity investments	Private placement and other fixed maturity investments include fixed income securities and private placement loans for which prices quoted in active markets are not available, as well as investments in leveraged leases. Private placement loans and leveraged leases are carried at cost less allowance for impairments, if any.

Private placements and other fixed maturity investments include investments in leveraged leases which are accounted for at amortized cost, less allowance for impairments, if any.

Investments in private placement loans are categorized as bonds and other fixed maturity investments under U.S. GAAP.

(iv) Real estate	Real estate is carried at a moving average market basis whereby the carrying values are adjusted towards market value at 3% per quarter. Specific properties are written down to market value if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 3% of the unamortized deferred realized gains and losses each quarter.	Real estate is carried at cost less accumulated depreciation. Specific properties are written down to fair value, if the carrying amount of the real estate is deemed not recoverable, taking into account undiscounted expected cash flows, and the impairment is deemed to be other than temporary. Realized gains and losses are recognized in income immediately.
(v) Other investments	Other investments consist primarily of investments in Limited Partnerships (LPs) or Limited Liability Companies (LLCs) and are accounted for using the equity method of accounting when the Company has the ability to exercise significant influence (generally indicated by an ownership interest of 20% or more). The Company uses the cost method for its investments in LPs and LLCs when it does not exercise significant influence.	In accordance with EITF D-46, “Accounting for Limited Partnership Investments”, the Company accounts for its investments in LPs and LLCs using the equity method of accounting where its ownership interests are more than insignificant.

108	2008 Annual Report

	Canadian GAAP	U.S. GAAP
(vi) Policy liabilities

Actuarial liabilities for all types of policies are calculated using CALM and represent the current amount of balance sheet assets which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends, tax (other than income taxes) and expenses on policies in-force. Actuarial liabilities are comprised of a best estimate reserve and a provision for adverse deviation. Best estimate reserve assumptions are made for the term of the liabilities and include assumptions with respect to mortality and morbidity trends, investment returns, rates of premium persistency, rates of policy termination, policyholder dividend payments, operating expenses and certain taxes. To recognize the uncertainty in the assumptions underlying the calculation of best estimate reserves, to allow for possible deterioration in experience and to provide greater comfort that actuarial liabilities are adequate to pay future benefits, the Appointed Actuary is required to add a margin to each assumption. These margins result in the calculation of a provision for adverse deviation, the impact of which is to increase actuarial liabilities and decrease the income that would otherwise be recognized at the time new policies are sold. Assumptions are updated regularly and the effects of any changes in assumptions, whether positive or negative, are recognized in income immediately. The margins for adverse deviations are recognized in income over the term of the liabilities as the risk of deviation from estimates declines.

The future net investment income assumed in the calculation of actuarial liabilities is based on the projection of cash flows on the actual balance sheet assets supporting those liabilities, combined with an assumed re-investment strategy. Actuarial liabilities include allowances for credit losses associated with the assets supporting liabilities, as well as allowances for interest rate mismatch, liquidity, and other investment-related risks. The allowances for investment risks, other than fixed income credit risk, are established through scenario testing.

The term of the liability used in the valuation may be shorter than the ultimate contractual maturity.

Actuarial liabilities for guaranteed minimum death, withdrawal, annuitization and maturity benefits under segregated fund contracts are calculated using stochastic modeling techniques, with assumptions regarding the distribution of future segregated fund returns derived primarily from historical data.

There are four main Financial Accounting Standards for valuing actuarial liabilities as follows:

Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”), applies to non-participating insurance, including whole life and term insurance, disability insurance and certain reinsurance contracts. Actuarial liabilities are calculated using a net level premium method and represent the present value of future benefits to be paid to, or on behalf of, policyholders plus related expenses, less the present value of future net premiums. The assumptions include expected investment yields, mortality, morbidity, terminations and maintenance expenses. A provision for adverse deviation is also included. The assumptions are based on best estimates of long-term experience at the time of policy issue (or acquisition in the case of a business combination). The assumptions are not changed for future valuations unless it is determined that future income is no longer adequate to recover the existing Deferred Acquisition Cost (“DAC”) or Value of Business Acquired (“VOBA”) asset, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable.

Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (“SFAS 97”), applies to limited-payment contracts (including payout annuities), universal life-type contracts and investment contracts. The actuarial liability for limited-payment contracts is determined using an approach similar to that applied under SFAS 60, except that the excess of gross premiums less net premiums is deferred and recognized over the lifetime of the policies. The actuarial liability for universal life-type contracts and investment contracts is equal to the policyholder account value or a similar amount. There is no provision for adverse deviation. If it is determined that expected future income for universal life-type contracts is no longer adequate to recover the existing DAC or VOBA, the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable. For contracts subject to SFAS 97 that are acquired in a business combination, the actuarial liabilities may include an adjustment based on the fair value of the liabilities at the date of acquisition.

In addition, Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”), requires the recognition of additional actuarial liabilities for insurance benefit features under universal life-type contracts and for annuitization benefits. The additional actuarial liability is based on the estimated proportion of contract assessments required to fund insurance benefits and annuitization benefits in excess of the policyholder account value. The estimate of the required proportion must consider a range of possible future scenarios and is updated regularly as experience emerges and to reflect changes in assumptions regarding future experience.

2008 Annual Report	109

	Canadian GAAP	U.S. GAAP
(vi) Policy liabilities (continued)

Statement of Financial Accounting Standards No. 120, “Accounting and Reporting by Mutual Life Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts” (“SFAS 120”), applies to participating insurance contracts. The actuarial liability for these contracts is computed using a net level premium method with mortality and interest assumptions consistent with the dividend fund or non-forfeiture assumptions. There is no provision for adverse deviation. The assumptions are not changed unless it is determined that expected future income is no longer adequate to recover the existing DAC or VOBA, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable.

In addition, in accordance with Emerging Issues Task Force Topic No. D-41 (“EITF D-41”), U.S. GAAP requires that actuarial liabilities be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on AFS bonds and stocks had been realized. This adjustment to actuarial liabilities directly impacts shareholder equity and is not reflected in net income, consistent with the treatment of the corresponding adjustments to the carrying value of the assets.

Actuarial liabilities for guaranteed minimum death and annuitization benefits under segregated fund contracts are valued under the rules of SOP 03-1, with fund return assumptions consistent with those used for Canadian GAAP.

Guaranteed minimum withdrawal and maturity benefits under segregated fund contracts are considered to be embedded derivatives subject to the rules of SFAS 133. Liabilities for these guaranteed benefits are measured at fair value using stochastic techniques, with assumptions regarding the distribution of future segregated fund returns derived from option pricing parameters observed in the market. These liabilities are excluded from actuarial liabilities and included in other liabilities on the Consolidated Balance Sheets.

(vii) Deferred acquisition costs	The cost of acquiring new insurance and annuity business, consisting primarily of commissions and underwriting and issue expenses, is implicitly recognized as a reduction in actuarial liabilities.

Acquisition costs which vary with, and are primarily related to, the production of new business are deferred and recorded as an asset. This DAC asset is amortized into income in proportion to different measures, depending on the policy type. DAC associated with SFAS 60 policies are amortized and charged to income in proportion to premium income recognized. For non-participating limited payment insurance policies, the DAC asset is amortized in proportion to the in-force face amount of the policies.

DAC associated with SFAS 97 and SFAS 120 policies (i.e., universal life-type contracts, investment contracts and participating insurance contracts) are amortized and charged to income in proportion to the estimated gross profit margins expected to be realized over the life of the contracts. The proportion of gross profits required to amortize the DAC is re-estimated periodically based on actual experience and updated assumptions regarding future experience, and total amortization to date is adjusted to reflect any change in this estimated proportion.

In addition, EITF D-41 requires that DAC related to SFAS 97 and SFAS 120 contracts should be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on AFS bonds and stocks had actually been realized. These amounts are recorded in OCI.

110	2008 Annual Report

	Canadian GAAP	U.S. GAAP
(viii) Value of business acquired	The value of in-force policies acquired in a business combination is implicitly recognized as a reduction in actuarial liabilities.

VOBA is determined at the acquisition date and recorded as an asset. The initial determination is based on a projection of future profits, net of the cost of required capital, which are discounted at a risk-adjusted yield. The VOBA asset is allocated among the various product lines, and is amortized and charged to income using the same methodologies used for DAC amortization but reflecting premiums or profit margins after the date of acquisition only.

Changes to VOBA that would have been necessary had unrealized gains and losses on AFS bonds and stocks had actually been realized are recorded in OCI.

(ix) Deferred revenue	All premium income is recorded as revenue. The anticipated costs of future services are included within the actuarial liabilities.

Under SFAS 97, fees assessed to policyholders relating to services that are to be provided in future years are recorded as deferred revenue. Deferred revenue is included in other liabilities and is amortized to fee income in the same pattern as the amortization of the DAC asset.

Changes to deferred revenue that would have been necessary had unrealized gains and losses on AFS bonds and stocks actually been realized are recorded in OCI.

(x) Reinsurance ceded	Under Canadian GAAP, actuarial liabilities are reported net of amounts expected to be recovered from reinsurers under reinsurance treaties. Cash flows expected to be paid to, and received from, reinsurers are included in the CALM valuation.

Statement of Financial Accounting Standards No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” (“SFAS 113”) applies to reinsurance ceded. Under SFAS 113, actuarial liabilities are not reduced to reflect amounts ceded to reinsurers; rather, amounts recoverable from reinsurers are reported separately as an asset on the balance sheet. Amounts recoverable from reinsurers are estimated using methods and assumptions consistent with those used to estimate the actuarial liabilities for the reinsured policies.

SFAS 113 requires that the estimated net profit or loss from long-duration reinsurance treaties be recognized over the lifetime of the reinsured policies. This treatment may create volatility in net income due to the difference in timing between recognition of claims paid to policyholders and recognition of claims reimbursement received from reinsurers.

(xi) Derivatives

Canadian GAAP accounting standards for derivatives and hedging activities are substantially harmonized with U.S. GAAP. However, U.S. GAAP reported earnings may continue to exhibit reconciliation differences in any given period relative to Canadian GAAP because the Company designates bonds and stocks backing actuarial liabilities differently under Canadian GAAP than U.S. GAAP, and therefore applies hedge accounting differently.

The Company elects not to designate bonds and stocks backing actuarial liabilities as hedged items for Canadian GAAP accounting purposes. These assets backing actuarial liabilities are designated as fair value.

Derivatives in portfolios backing actuarial liabilities are not designated as hedging items. Accordingly, the changes in fair value of such derivatives and assets are recognized in investment income as they occur. Refer to note (f) above.

The Company has elected to designate certain bond and stock assets backing actuarial liabilities categorized as AFS as hedged items. Derivatives in portfolios backing actuarial liabilities are designated as hedging items. Accordingly, the changes in fair value of such derivatives and assets are recognized in OCI as they occur and subsequently recorded in investment income on sale or maturity of the bond and stock assets involved. Refer to note (f) above.
(xii) Consumer notes	The Company has elected to designate consumer notes as trading under the fair value option. As such, these notes are carried at fair value with subsequent changes in fair value recorded in earnings.	Consumer notes are carried at amortized cost.

2008 Annual Report	111

	Canadian GAAP	U.S. GAAP
(xiii) Employers’ accounting for defined benefit pension and other post-retirement plans	The cost of defined benefit pension benefits is recognized using the projected benefit method pro-rated on services and estimates of expected return on plan assets, salary escalation and retirement ages of employees. Actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of the plan assets are amortized to income on a straight-line basis over the estimated average remaining service lives of plan members. The expected return on plan assets is based on an estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years. Prepaid benefit costs are included in other assets and accrued benefit liabilities are included in other liabilities.	SFAS 158 requires the funded status of a defined benefit pension or other post-retirement benefit plan to be recognized on the balance sheet as an asset or liability with an offset to OCI. The funded status is measured as the difference between plan assets at their fair value and the benefit obligation.

h)	Narrative description of presentation differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP
(i) Premiums	All premium income is reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Under SFAS 60 and SFAS 120, gross premiums are reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Premiums collected on SFAS 97 contracts are not reported as revenue in the Consolidated Statements of Operations but are recorded as deposits to policyholders’ account balances. Fees assessed against policyholders’ account balances relating to mortality charges, policy administration and surrender charges are recognized as revenue.

(ii) Death, maturity and surrender benefits	All death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For SFAS 60 and SFAS 120 contracts, all death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For universal life-type contracts and investment contracts accounted for under SFAS 97, benefits incurred in the period in excess of related policyholders’ account balances are recorded in the Consolidated Statements of Operations.

(iii) Change in actuarial liabilities	Interest credited on policyholders’ account balances is included in change in actuarial liabilities in the Consolidated Statements of Operations.	Interest required to support SFAS 97 contracts is included in actuarial liabilities in the Consolidated Balance Sheets and is classified in policyholder payments in the Consolidated Statements of Operations.
(iv) Segregated funds assets and liabilities	Investments held in segregated funds are carried at market value. Segregated funds are managed separately from those of the general fund of the Company and are, therefore, presented in a separate schedule and are not included in the general fund Consolidated Balance Sheets or Consolidated Statements of Operations.

U.S. GAAP equivalent is labeled “separate accounts” and are presented in summary lines in the Consolidated Balance Sheets. Assets and liabilities are carried at market values and contract values, respectively.

SOP 03-1 requires General Account classification for Separate Account contracts for which all of the investment risk is not passed along to the Separate Accounts holder. This results in the reclassification of certain segregated funds under Canadian GAAP to the General Account for U.S. GAAP.

(v) Consolidated Statements of Cash Flows	The cash flows from investment contracts, including deferred annuities and group pensions, are disclosed as an operating activity in the Consolidated Statements of Cash Flows.	The cash flows from investment contracts accounted for under SFAS 97 are disclosed as a financing activity in the Consolidated Statements of Cash Flows.

112	2008 Annual Report

	Canadian GAAP	U.S. GAAP
(vi) Reinsurance	Where transfer of risk has occurred, reinsurance recoverables relating to ceded life insurance risks and ceded annuity contract risks are recorded as an offset to actuarial liabilities.	Where transfer of risk has occurred, life insurance actuarial liabilities are presented as a gross liability with the reinsured portion included as reinsurance recoverable. Actuarial liabilities related to annuities are also presented on a gross basis with the reinsured portion accounted for as deposits with reinsurers.
(vii) Stocks	Investments in stocks in which the market price is not available are classified as stocks and are carried at cost.	Investments in stocks in which the market price is not available are classified as other invested assets and are carried at cost.
(viii) Consolidation accounting – evaluation of general partners’ control over their limited partnerships	Control over a limited partnership by its general partner (or by corollary, control over a limited liability company by its managing member) is evaluated based on facts and circumstances. Factors which are considered include whether the general partner is subject to removal without cause by any proportion or number of unrelated limited partners, and whether unrelated limited partners acting in any proportion or number have veto rights over significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business.	EITF 04-5 presumes that the general partner of a partnership (or managing member of a limited liability company) controls the partnership and should consolidate it, unless limited partners have either substantive kickout rights (defined as the ability of a simple majority of those limited partners not related to the general partner to remove the general partner without cause) or have substantive participating rights (defined as the ability to be actively involved in managing the partnership) or the partnership is a VIE, in which case VIE consolidation accounting rules should be followed.
(ix) Investment income and expenses	Investment income and related investment expenses are presented gross in the Consolidated Statements of Operations.	Investment income and related investment expenses are presented on a net basis in the Consolidated Statements of Operations.

i)	Future U.S. GAAP Accounting and Reporting Changes

Non-controlling interests in Consolidated Financial Statements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”). SFAS 160 establishes guidance for non-controlling interests in a subsidiary and for deconsolidation of a subsidiary. SFAS 160 will require that “minority interest” be included in shareholder equity and separately reported there, that a consolidated entity’s net income include and present separately amounts attributable to both the controlling and non-controlling interests, that continuity of equity accounts for both controlling interests and non-controlling interests be presented on a company’s statement of changes in equity, and that changes in a parent’s ownership of a subsidiary which do not result in deconsolidation be accounted for as transactions in the Company’s own stock. Deconsolidation will result in gain/loss recognition, with any retained non-controlling interest measured initially at fair value. SFAS 160 will be effective for the Company on January 1, 2009, and applied prospectively, except for the presentation and disclosure requirements which will be applied retrospectively.

Business Combinations

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”) which replaces SFAS No.141, Business Combinations. SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Some of the more significant requirements under SFAS 141(R) include the following:

■	the acquisition date is defined as the date that the acquirer achieves control over the acquiree,

■	any consideration transferred will be measured at fair value as of acquisition date,

■	identifiable assets acquired, and liabilities assumed and any non-controlling interest in the acquiree will be recorded at their acquisition date fair value, with certain exceptions.

SFAS 141(R) will be effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, except for accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would be subject to SFAS 141(R). Early adoption is not permitted.

Transition to International Financial Reporting Standards

On December 21, 2007, the United States Securities and Exchange Commission approved rule amendments that will allow the Company, subject to certain conditions, upon adoption of IFRS on January 1, 2011, to eliminate the reconciliation to U.S. GAAP in the notes to the consolidated financial statements. Accordingly, for fiscal periods beginning January 1, 2011, the Company no longer expects to include a reconciliation to U.S. GAAP in its consolidated financial statements.

2008 Annual Report	113

j)	Recent U.S. GAAP Accounting and Reporting Changes

Fair value option for financial assets and liabilities

In February 2007, the FASB issued Statement of Financial Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159’s objective is to enable companies to mitigate that earnings volatility which is caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e. to some but not all similar financial assets or liabilities.

On January 1, 2008, the Company elected to adopt SFAS 159, for certain bonds previously classified as AFS which back certain actuarial liabilities to participating policyholders. The actuarial liabilities in these products are marked to market through earnings based on fluctuations in the fair value of the underlying bonds. The adoption of SFAS 159 resulted in an adjustment to retained earnings of $4, net of tax as of January 1, 2008.

Fair value measurements

FASB’s Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), establishes a framework for the measurement and disclosure of fair value under U.S. GAAP. SFAS 157 was effective for the Company’s financial statements on January 1, 2008. No adjustments to opening retained earnings were required by the Company on adoption. The impact of changing valuation methods to comply with SFAS 157 resulted in adjustments to actuarial liabilities, which were recorded as an increase in net income of $68, net of tax, on January 1, 2008.

Offsetting of amounts related to certain derivative contracts

In April 2007, the FASB issued FASB Staff Position FIN39-1, “Amendment of FASB Interpretation No. 39” to amend the reporting standards for offsetting amounts related to derivative instruments with the same counterparty. FSP FIN39-1 specifies that an entity that has in the past elected to offset fair value of derivative assets and liabilities may change its policy election. This guidance is effective for the Company’s fiscal year beginning January 1, 2008, but the Company early adopted it in the fiscal quarter ended December 31, 2007. The Company changed its reporting policy from net to gross balance sheet presentation of offsetting derivative balances with the same counterparty, in order to conform its U.S. GAAP presentation to its Canadian GAAP presentation. This reporting policy change was applied retrospectively, resulting in increase of derivative assets equally offset by increase of derivative liabilities at December 31, 2007 and December 31, 2006 of $741 and $592, respectively. Derivative assets are located in other assets, and derivative liabilities are located in other liabilities, in the Condensed Consolidating Balance Sheets above.

Accounting for leveraged leases

In July 2006, the FASB issued FASB Staff Position No. 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. The pronouncement was effective for the Company’s fiscal year beginning January 1, 2007 and transition to the new standard resulted in a charge to opening retained earnings at January 1, 2007 of $157, net of income taxes of $106.

Deferred acquisition costs

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”). This guidance changes accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and charged off to expense. This guidance was effective for the Company’s fiscal year beginning January 1, 2007, on a prospective basis. Retrospective adoption was not permitted. Adoption of SOP 05-1 resulted in a reduction of previously deferred acquisition costs of $59, offset against retained earnings as at January 1, 2007.

Note 23    ^    Subsequent Event

On March 4, 2009, MFC issued 18 million Class A Preferred Shares, Series 4 (“Series 4 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $450. The Series 4 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 6.6% until June 19, 2014, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 4.56%. On June 19, 2014 and on June 19 every five years thereafter, the Series 4 Preferred Shares will be convertible at the option of the holder into Class A Preferred Shares, Series 5 (“Series 5 Preferred Shares”). The Series 5 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 4.56%.

Note 24    ^    Comparatives

Certain comparative amounts have been reclassified to conform with the current year’s presentation.

114	2008 Annual Report

Source of Earnings

Manulife Financial uses the Source of Earnings (“SOE”) to identify the primary sources of gains or losses in each reporting period. It is one of the key tools in understanding and managing the Company’s business. The SOE is prepared in accordance with regulatory guidelines prepared by the Canadian regulator, OSFI (Office of the Superintendent of Financial Institutions), and in accordance with draft guidelines prepared by the Canadian Institute of Actuaries. The SOE attributes earnings to one of seven categories: expected profit from in-force business; the impact of new business; experience gains or losses comparing actual to expected outcomes; the impact of management actions and changes in assumptions; earnings on surplus funds; other; and the cost of taxes. In aggregate, these elements explain the $517 million in shareholders’ net income in 2008.

Expected profit from in-force business represents the formula-driven release of Provisions for Adverse Deviation (“PfADs”) on the non-fee income businesses and the expected annual pre-tax income on fee businesses. PfADs represent additional amounts held in excess of the expected cost of discharging policy obligations to provide a margin of conservatism. These amounts are released over time as the Company is released from the risk associated with the policy obligations.

Impact of new business represents the financial impact of new business written in the period, including acquisition expenses. Writing new business creates economic value, which is offset by the conservative PfADs and other limits on capitalization of this economic value in the actuarial liabilities. Consequently, the Company reports an overall loss in the statement of operations from new business in the first year.

Experience gains or losses arise from items such as claims, policy persistency, fee income and expenses, where the actual experience in the current period differs from the expected results assumed in the policy liabilities. It also includes the experience gains or losses associated with actual investment returns differing from those expected on assets supporting the liabilities. For the majority of businesses, the expected future investment returns underlying the valuation are updated quarterly for investment market movements and this impact is also included in the experience gains and losses. This component also includes the impact of currency changes to the extent they are separately quantified. Experience gains do not include the impact of management actions or changes in assumptions during the reporting period. The Company believes its expected assumptions are prudent. This is consistent with a history of favourable overall experience variances.

Management actions and changes in assumptions reflect the income impact of changes to valuation methods and assumptions for the policy liabilities and other management-initiated actions in the period that are outside the normal course of business. All changes in methods or assumptions impacting the policy liabilities are reported in the Corporate and Other (“Corporate”) segment with a total consolidated impact of positive $482 million in 2008 and negative $32 million in 2007. Note 7 of the consolidated financial statements gives additional details of the breakdown of the changes in actuarial methods and assumptions. The change in methods and assumptions impact includes the impact of updating the expected future investment returns underlying the valuation for the current year movement in market interest rates and equity markets, to the extent businesses do not fully update such expected future investment returns on a quarterly basis. The income impact of changes in the Conditional Tail Expectation (“CTE”) level of segregated fund guarantee reserves is also shown on this line. CTE is a measure of unfavourable economic scenarios that generate large losses.

Material management action items reported in the Corporate segment in 2008 include the expenses relating to the U.S. Subsidiaries restructure project. Management action items reported in the Corporate segment in 2007 include the adoption of par gating in China and completion of the CICA Handbook Section 3855 asset realignment.

Management action gains reported in business segments are primarily driven by the impact of any product repricings and/or restructuring, and the impact of any changes to the CTE level on segregated fund guarantee reserves in both years (total pre-tax gain across businesses of $930 million in 2008 and $126 million in 2007).

Earnings on surplus funds reflect the actual investment returns on the assets supporting the Company’s surplus (shareholders’ equity). These assets comprise a diversified portfolio and returns will vary in harmony with the underlying asset categories.

Other represents pre-tax earnings items not included in any other line of the SOE, including minority interests and any earnings not otherwise explained in the SOE and a tax adjustment. The tax adjustment is the tax amount relating to par income included in the income taxes line.

Income taxes represent the tax charges to earnings based on the varying tax rates in the jurisdictions in which Manulife Financial conducts business.

2008 Annual Report	115

Manulife Financial’s shareholders’ net income decreased to $517 million in 2008 from $4,302 million the previous year.

For the year ended December 31, 2008 (Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Expected profit from in-force business	$651	$871	$764	$650	$209	$75	$3,220
Impact of new business	(211)	(143)	(30)	42	16	–	(326)
Experience gains (losses)	378	(3,485)	(86)	(645)	(152)	(291)	(4,281)
Management actions and changes in assumptions	38	795	133	1	35	428	1,430
Earnings on surplus funds	346	283	372	172	70	(681)	562
Other	(16)	27	(30)	18	–	(7)	(8)
Income (loss) before income taxes	$1,186	$(1,652)	$1,123	$238	$178	$(476)	$597
Income taxes	(407)	731	(467)	(61)	(24)	148	(80)
Net income (loss) attributed to shareholders	$779	$(921)	$656	$177	$154	$(328)	$517

For the year ended December 31, 2007 (Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Expected profit from in-force business	$576	$1,058	$705	$612	$217	$81	$3,249
Impact of new business	(70)	(152)	(37)	(15)	(12)	–	(286)
Experience gains	361	250	311	225	44	136	1,327
Management actions and changes in assumptions	39	105	83	17	7	(132)	119
Earnings on surplus funds	295	303	352	176	74	83	1,283
Other	(25)	(11)	26	5	–	(8)	(13)
Income before income taxes	$1,176	$1,553	$1,440	$1,020	$330	$160	$5,679
Income taxes	(395)	(421)	(330)	(169)	(92)	30	(1,377)
Net income attributed to shareholders	$781	$1,132	$1,110	$851	$238	$190	$4,302

116	2008 Annual Report

Embedded Value

Embedded value is a measure of the shareholder value embedded in the current balance sheet of the Company, excluding any value associated with future new business. The change in embedded value between reporting periods is used by Manulife Financial’s management as a measure of the value created by the year’s operations. Embedded value is a non-GAAP measure.

Manulife Financial’s embedded value is defined as adjusted Canadian GAAP shareholders’ equity plus the value of in-force business. The adjusted Canadian GAAP shareholders’ equity is the fiscal year end Canadian GAAP shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, third party debt and pension liabilities. The value of in-force business is the present value of expected future Canadian GAAP earnings on in-force business less the present value cost of holding capital required to support the in-force business. Required capital uses the Canadian MCCSR required capital framework.

As at December 31, 2008, Manulife’s embedded value was $46.2 billion, an increase of $13.4 billion over December 31, 2007.

The actual value of the Company (from an investor’s perspective) is measured by the value of the Company’s shares on any particular day. In valuing the Company’s shares, investors take into account the value of shareholders’ equity and the in-force business, as well as the value of future business (i.e., the franchise value) and other considerations. During the fourth quarter, the Company’s market value, measured by its market capitalization, ranged from $26.6 billion to $58.2 billion. Normally, the embedded value of a company is less than its market value because the embedded value excludes the value of future business.

Embedded Value

For the years ended December 31, (Canadian $ in millions unless otherwise stated)	2008	2007
Embedded value as at January 1	$32,799	$32,371
Interest on embedded value	2,560	2,596
New business	2,260	2,189
Experience variances and changes in actuarial assumptions	(4,583)	2,826
Embedded value before discount rate, currency and capital movements	$33,036	$39,982
Discount rate changes	6,493	1,003
Currency	6,303	(4,887)
Common shareholder dividends	(1,494)	(1,341)
Other capital movements(1)	1,845	(1,958)
Embedded value as at December 31	$46,183	$32,799
Embedded value per share	$28.68	$21.85
Annual growth rate in embedded value (before impact of discount rate, currency, dividends and capital changes)	1%	24%
(1)	Includes share issues, repurchases and option exercises.

The embedded value can be reconciled to the financial statements as follows:

As at December 31, (Canadian $ in millions)	2008	2007
Shareholders’ equity on balance sheet (excludes preferred shares)	$26,755	$23,615
Fair value adjustments	(611)	44
Goodwill and (post-tax) intangibles	(9,142)	(7,743)
Value of shareholders’ net equity	$17,002	$15,916
Pre-tax value of expected profit embedded in CGAAP policy liabilities (reported actuarial provision for adverse deviation – PfAD)(1)	$44,821	$33,170
Adjustments:
Value of additional policy margins not captured in actuarial PfAD	3,672	2,955
Taxes	(13,706)	(10,152)
Converting discount rates from valuation rates to higher cost of capital adjusted discount rates	(2,760)	(5,703)
Cost of locked-in capital	(2,846)	(3,387)
Value of in-force business	$29,181	$16,883
Embedded value	$46,183	$32,799

(1)	The reported actuarial PfAD includes non-capitalized segregated fund margins.

2008 Annual Report	117

The principal economic assumptions used in the embedded value calculations in 2008 were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	6.75%	6.25%	7.00%	6.25%
Risk premium	4.0%	4.0%	5.0%	5.0%
Inflation	2.0%	2.0%	2.0%	0.0%
Income tax rate	32%	35%	16.5%	36%
Foreign exchange rate	n/a	1.2246	0.1581	0.0135

Discount rates have been derived from government bond rates in the respective countries, plus risk premiums varying from four per cent to five per cent. Higher discount rates were used in some Asian businesses. The weighted average discount rate is 6.3 per cent.

Surplus assets are projected forward at a pre-tax market return of seven per cent for U.S. and Canadian dollar denominated assets, and 3.1 per cent for Yen denominated assets.

Consistent with normal practice, the foreign exchange rates and discount rates are updated each year to reflect prevailing market rates. Other principal assumptions are unchanged with the exception of the surplus yield in Japan. The key assumption changes are summarized below:

Discount rates	2008	2007	Exchange rates	2008	2007
Canada	6.75%	8.00%	U.S. dollar	1.2246	0.9881
U.S.	6.25%	8.25%	Hong Kong dollar	0.1581	0.1267
Japan	6.25%	6.50%	Japanese yen	0.0135	0.0088

Embedded value has been calculated using the financial position of the Company as at September 30, 2008 projected to December 31, 2008, allowing for the actual change in key elements such as the market value of securities, new business contributions and in-force policy experience. The future stream of profits has been calculated on a Canadian GAAP basis in all countries using assumptions consistent with the best estimate assumptions used in the calculation of the actuarial liabilities. Future mortality improvements are recognized in best estimate assumptions on individual insurance business in North America. Assumed equity returns for projected fee income on segregated fund products are capped at the embedded value discount rates. The expected cost of segregated fund guarantees within the policy liabilities is determined using stochastic techniques. The Company’s target equity/debt structure has been utilized, which assumes that 25 per cent of the capital is in the form of debt.

118	2008 Annual Report

Principal Subsidiaries

The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

As at December 31, 2008 (Unaudited, Canadian $ in millions)	Ownership Percentage	Equity Interest	Address	Description
MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company
The Manufacturers Life Insurance Company	100	$20,515	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	100		Calgary, Canada	Holding company
Manulife Holdings (Delaware) LLC	100		Delaware, U.S.A.	Holding company
The Manufacturers Investment Corporation	100		Michigan, U.S.A.	Holding company
John Hancock Life Insurance Company (U.S.A.)	100		Michigan, U.S.A.	U.S. based life insurance company that provides individual life insurance, annuities, and group pension products in all states in the U.S. except New York
John Hancock Life Insurance Company of New York	100		New York, U.S.A.	Provides group pension, individual annuities and life insurance products in the State of New York
John Hancock Investment Management Services, LLC	95		Boston, Massachusetts, U.S.A.	Investment advisor
John Hancock Distributors LLC	100		Delaware, U.S.A	Wholesale distributor for variable products
Manulife Reinsurance Limited	100		Hamilton, Bermuda	Provides life and financial reinsurance
Manulife Holdings (Bermuda) Limited	100		Hamilton, Bermuda	Holding company
Manufacturers P&C Limited	100		St. Michael, Barbados	Provides property and casualty and financial reinsurance
Manufacturers Life Reinsurance Limited	100		St. Michael, Barbados	Provides life and financial reinsurance
Manulife International Holdings Limited	100		Hamilton, Bermuda	Holding company
Manulife (International) Limited	100		Hong Kong, China	Life insurance company serving Hong Kong and Taiwan
Manulife-Sinochem Life Insurance Co. Ltd.	51		Shanghai, China	Chinese life insurance company
Manulife Asset Management (Asia) Limited	100		St. Michael, Barbados	Investment advisor
Manulife Asset Management (Hong Kong) Limited	100		Hong Kong, China	Hong Kong investment management and advisory company marketing mutual funds
Manulife Asset Management (Taiwan) Co., Ltd.	100		Taipei, Taiwan	Asset management company
Manulife Bank of Canada	100		Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
Manulife Canada Ltd.	100		Waterloo, Canada	Canadian life insurance company
FNA Financial Inc.	100		Toronto, Canada	Holding company
Elliott & Page Limited	100		Toronto, Canada	Investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	100		Toronto, Canada	Canadian property and casualty insurance company
NAL Resources Management Limited	100		Calgary, Canada	Management company for oil and gas properties
Manulife Securities Investment Services Inc.	100		Burlington, Canada	Mutual fund dealer for Canadian operations
MLI Resources Inc.	100		Calgary, Canada	Holding company for oil and gas assets and Japanese operations
Manulife Life Insurance Company	99.9		Tokyo, Japan	Japanese life insurance company
MFC Global Investment Management (Japan) Limited	100		Tokyo, Japan	Japanese investment management and advisory company
PT Asuransi Jiwa Manulife Indonesia	100		Jakarta, Indonesia	Indonesian life insurance company
PT Manulife Aset Manajemen Indonesia	100		Jakarta, Indonesia	Indonesian investment management and advisory company marketing mutual funds
The Manufacturers Life Insurance Co. (Phils.), Inc.	100		Manila, Philippines	Filipino life insurance company
Manulife (Singapore) Pte. Ltd.	100		Singapore	Singaporean life insurance company
Manulife (Vietnam) Limited	100		Ho Chi Minh City, Vietnam	Vietnamese life insurance company
Manulife Vietnam Fund Management Company Limited	100		Ho Chi Minh City, Vietnam	Vietnamese investment management and advisory company marketing mutual funds
Manulife Insurance (Thailand) Public Company Limited	98.3		Bangkok, Thailand	Thai life insurance company
Manulife Asset Management (Thailand) Company Limited	100		Bangkok, Thailand	Investment management
MFC Global Fund Management (Europe) Limited	100		London, England	Holding company
MFC Global Investment Management (Europe) Limited	100		London, England	Investment management company for Manulife Financial’s international funds
EIS Services (Bermuda) Limited	100		Hamilton, Bermuda	Investment holding company
Berkshire Insurance Services Inc.	100		Burlington, Canada	Insurance broker
JH Investments (Delaware) LLC	100		Boston, Massachusetts, U.S.A.	Investment holding company
Manulife Securities Incorporated	100		Burlington, Canada	Holding company
MFC Global Investment Management (U.S.A.) Limited	100		Toronto, Canada	Investment advisor
Manulife Asset Management (Singapore) Pte. Ltd.	100		Singapore	Asset management

2008 Annual Report	119

As at December 31, 2008 (Unaudited, Canadian $ in millions)	Ownership Percentage	Equity Interest	Address	Description
MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company
John Hancock Holdings (Delaware) LLC	100	$10,916	Wilmington, Delaware, U.S.A.	Holding company
John Hancock Financial Services, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Life Insurance Company	100		Boston, Massachusetts, U.S.A.	Leading U.S. based financial services company that offers a diverse range of financial protection products and wealth management services
John Hancock Variable Life Insurance Company	100		Boston, Massachusetts, U.S.A.	U.S. based life insurance company that provides variable and universal life insurance policies, and annuity products in all states in the U.S. except New York
John Hancock Subsidiaries LLC	100		Wilmington, Delaware, U.S.A.	Holding company
Declaration Management & Research LLC	100		McLean, Virginia, U.S.A.	Provides institutional investment advisory services
John Hancock Financial Network, Inc.	100		Boston, Massachusetts, U.S.A.	Financial services distribution organization
The Berkeley Financial Group LLC	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Funds LLC	100		Boston, Massachusetts, U.S.A.	Mutual fund company
Hancock Natural Resource Group, Inc.	100		Boston, Massachusetts, U.S.A.	Manager of globally diversified timberland and agricultural portfolios for public and corporate pension plans, high net-worth individuals, foundations and endowments
John Hancock International Holdings, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company
Manulife Insurance Berhad	45.8		Kuala Lumpur, Malaysia	Malaysian life insurance company
Manulife Asset Management (Malaysia) Sdn Bhd	45.8		Kuala Lumpur, Malaysia	Asset management company
John Hancock International, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Tianan Life Insurance Company	50		Shanghai, China	Chinese life insurance company

120	2008 Annual Report

Board of Directors

Dated: March 17, 2009

“Director Since” refers to the year of first election to the Board of Directors of The Manufacturers Life Insurance Company. The Committees listed are those on which the Directors serve for Manulife Financial Corporation, not including Special Committees.

Gail C.A. Cook-Bennett

Chair

Manulife Financial

Toronto, ON, Canada

Director Since: 1978

Dominic D’Alessandro

President and Chief Executive Officer

Manulife Financial

Toronto, ON, Canada

Director Since: 1994

John M. Cassaday

President and Chief Executive Officer

Corus Entertainment Inc.

Toronto, ON, Canada

Director Since: 1993

Lino J. Celeste

Corporate Director

Saint John, NB, Canada

Director Since: 1994

Thomas d’Aquino

Chief Executive and President

Canadian Council of Chief Executives

Ottawa, ON, Canada

Director Since: 2005

Richard DeWolfe

Managing Partner

DeWolfe & Company, LLC

Milton, MA, U.S.A.

Director Since : 2004

Robert E. Dineen, Jr.

Attorney at Law

New York City, NY, U.S.A.

Director Since: 1999

Pierre Y. Ducros

President

P. Ducros & Associates Inc.

Montreal, QC, Canada

Director Since: 1999

Scott M. Hand

Retired Chairman and

Chief Executive Officer

Inco Limited

Toronto, ON Canada

Director Since: 2007

Robert J. Harding

Chairman

Brookfield Asset Management Inc.

Toronto, ON Canada

Director Since: 2008

Luther S. Helms

Managing Partner

Sonata Capital Group

Scottsdale, AZ U.S.A.

Director Since: 2007

Thomas E. Kierans

Chair of Council and Vice President

Social Sciences and Humanities Research Council

Toronto, ON, Canada

Director Since: 1990

Lorna R. Marsden

President Emerita and Professor

York University

Toronto, ON, Canada

Director Since: 1995

Hugh W. Sloan, Jr.

Retired Deputy Chairman

Woodbridge Foam Corporation

Troy, MI, U.S.A.

Director Since: 1985

Gordon G. Thiessen

Corporate Director

Ottawa, ON, Canada

Director Since: 2002

Corporate Officers

Dated: March 17, 2009

Executive Committee

Dominic D’Alessandro

President and Chief Executive Officer

Diane M. Bean

Executive Vice President,

Corporate Affairs and Human Resources

Jean-Paul (J-P.) Bisnaire

Senior Executive Vice President,

Business Development and

General Counsel

James R. Boyle

Executive Vice President, U.S. Insurance

Robert A. Cook

Senior Executive Vice President and

General Manager, Asia

Joseph M. Cooper

Executive Vice President and

Chief Information Officer

Simon R. Curtis

Executive Vice President and

Chief Actuary

John D. DesPrez III

Senior Executive Vice President,

North American Operations

J. Roy Firth

Executive Vice President,

Individual Wealth Management

Donald A. Guloien

Senior Executive Vice President and

Chief Investment Officer

Scott S. Hartz

Executive Vice President, U.S.

Investments

Beverly S. Margolian

Executive Vice President and

Chief Risk Officer

Hugh C. McHaffie

Executive Vice President,

U.S. Wealth Management

Paul L. Rooney

Senior Executive Vice President and

General Manager, Canada

Peter H. Rubenovitch

Senior Executive Vice President and

Chief Financial Officer

Warren A. Thomson

Executive Vice President, U.S.

Investments and Global Investment

Management

Management Committee

(includes Members of Executive Committee plus):

Craig R. Bromley

Executive Vice President and

General Manager, Japan

Richard J. Brunet

Executive Vice President, Group Benefits

Robert T. Cassato

Executive Vice President, Distribution and

President, Wood Logan

Jonathan Chiel

Executive Vice President and

General Counsel, John Hancock

Marc Costantini

Executive Vice President,

John Hancock Annuities

Michael J. Doughty

Executive Vice President,

Individual Insurance, Canadian Division

Steven A. Finch

Executive Vice President,

John Hancock Life Insurance

Philip J. Hampden-Smith

Executive Vice President and General

Manager, South East Asia Operations

Marianne Harrison

Executive Vice President and

General Manager,

John Hancock Long Term Care

Michael E. Huddart

Executive Vice President and

General Manager, Hong Kong

J. Alex F. Macdonald

Executive Vice President,

Canadian Investments and

Global Investment Strategy

Katherine MacMillan

Executive Vice President,

John Hancock Retirement Plan Services

Stephen R. McArthur

Executive Vice President and

General Manager, Reinsurance

Marc H. Sterling

Executive Vice President,

Regional Operations, Asia

Lynda D. Sullivan

Executive Vice President and Controller

2008 Annual Report	121

Shareholder Information

Manulife Financial Corporation Head Office

200 Bloor Street East

Toronto, ON Canada M4W 1E5

Telephone (416) 926-3000

Fax: (416) 926-5454

Web site: www.manulife.com

Annual Meeting of Shareholders

Shareholders are invited to attend the annual meeting of Manulife Financial Corporation to be held on May 07, 2009 at 11:00 a.m. in the International Room at 200 Bloor Street East, Toronto, ON, Canada M4W 1E5

Stock Exchange Listings

Manulife Financial Corporation’s common shares are listed on:

The Toronto Stock Exchange (MFC)

New York Stock Exchange (MFC)

The Stock Exchange of Hong Kong (00945)

Philippine Stock Exchange (MFC)

Investor Relations

Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our Web site at www.manulife.com.

Fax: (416) 926-6285

E-mail: investor_relations@manulife.com

Shareholder Services

For details about services available to you, or for information or assistance regarding your shareholdings, including changes of address or ownership, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically, please contact our Transfer Agents

If you have an issue which cannot be dealt with by our local transfer agents, please contact Manulife’s Shareholder Services department by calling toll free (within North America) to 1-800-795-9767, from outside North America dial 416-926-3000, ext 21022; via fax: 416-926-3503 or via e-mail at shareholder_services @manulife.com

Transfer Agent in Canada

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station

Toronto, ON

Canada M5C 2W9

Local: 416-643-6268

Toll Free: 1-800-783-9495

Fax: 1-877-713-9291

E-mail: inquiries@cibcmellon.com

Online: www.cibcmellon.com

CIBC Mellon offices are also located in Montreal, Halifax, Vancouver and Calgary.

Transfer Agent in the United States

BNY Mellon Shareowner Services

480 Washington Blvd.

Jersey City, NJ 07310 USA

Or

P.O. Box 358015

Pittsburgh, PA 15252-8015 U.S.A.

Telephone: 1-800-249-7702

E-mail: shrrelations@bnymellon.com

Online: www.bnymellon.com/shareowner/isd

Transfer Agent in

Hong Kong

Computershare Hong Kong Investor Services Limited

Rooms 1806-1807

18th Floor Hopewell Centre 183 Queen’s Road East, Wanchai, Hong Kong

Telephone: Registered Holders: (852) 2862–8555

Ownership Statement Holders: (852) 2288-8346

Transfer Agent in the Philippines

The Hongkong and Shanghai Banking Corporation Limited

HSBC Stock Transfer Unit

5th Floor, HSBC Centre

3058, Fifth Avenue West

Bonifacio Global City

Taguig City, 1634

Philippines

Telephone: PLDT (632) 581-7595

                   GLOBE (632) 976-7595

Auditors

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

Common Share Trading Summary

	Toronto (Canadian $)	New York (U.S. $)	Hong Kong (Hong Kong $)	Philippines (Philippines Pesos)
Year 2008
Fourth Quarter
High	$39.20	$37.00	$274.00	Php1,395.00
Low	$16.28	$12.70	$116.00	Php 750.00
Close	$20.80	$17.03	$127.00	Php 750.00

Third Quarter
High	$39.40	$38.44	$295.00	Php1,605.00
Low	$33.22	$31.28	$216.00	Php1,105.00
Close	$38.28	$36.69	$270.00	Php1,580.00

Second Quarter
High	$41.04	$40.35	$308.00	Php1,700.00
Low	$35.25	$34.60	$277.00	Php1,450.00
Close	$35.66	$34.71	$277.00	Php1,510.00

First Quarter
High	$40.65	$40.98	$318.00	Php1,620.00
Low	$33.77	$33.44	$260.00	Php1,400.00
Close	$39.29	$37.98	$288.00	Php1,450.00

Year 2007
Fourth Quarter
High	$44.23	$46.93	$360.00	Php1,970.00
Low	$38.67	$39.11	$307.00	Php1,600.00
Close	$40.57	$40.75	$317.00	Php1,620.00

Third Quarter
High	$41.50	$41.35	$318.00	Php1,805.00
Low	$36.37	$33.69	$265.00	Php1,625.00
Close	$41.01	$41.26	$317.00	Php1,780.00

Second Quarter
High	$41.10	$37.79	$295.00	Php1,710.00
Low	$38.08	$34.37	$269.00	Php1,620.00
Close	$39.84	$37.32	$289.00	Php1,685.00

First Quarter
High	$41.49	$35.45	$276.00	Php1,670.00
Low	$38.05	$32.43	$257.00	Php1,580.00
Close	$39.70	$34.45	$268.00	Php1,640.00

Common Share Dividends

Canadian($)	Record Date	Payment Date	Per Share Amount
Year 2008
Fourth Quarter	February 25, 2009	March 19, 2009	$0.26
Third Quarter	November 18, 2008	December 19, 2008	$0.26
Second Quarter	August 19, 2008	September 19, 2008	$0.26
First Quarter	May 21, 2008	June 19, 2008	$0.24

Year 2007
Fourth Quarter	February 27, 2008	March 19, 2008	$0.24
Third Quarter	November 19, 2007	December 19, 2007	$0.24
Second Quarter	August 20, 2007	September 19, 2007	$0.22
First Quarter	May 15, 2007	June 19, 2007	$0.22

122	2008 Annual Report

Office Listing

Corporate Headquarters

Manulife Financial Corporation

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 416-926-3000

Canadian Division

Head Office

500 King Street North

Waterloo, ON

Canada N2J 4C6

Tel: 519-747-7000

Group Benefits

380 Weber Street North

P.O. Box 1650

Waterloo, ON

Canada N2J 4V7

Tel: 1-800-268-6195

Group Saving and Retirement Services

25 Water Street

P.O. Box 396

Waterloo, ON

Canada N2J 4A9

Tel: 1-888-727-7766

Manulife Mutual Funds

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: (416) 581-8300

1-800-363-6647

Manulife Bank of Canada

500 King Street North

Waterloo, ON

Canada N2J 4C6

Tel: 519-747-7000

Manulife Securities

1375 Kerns Road

Burlington, ON

Canada L7R 4X8

Tel: 905-331-9900

Affinity Markets

2 Queen Street East

Toronto, ON

Canada M5C 3G7

1-800-668-0195

U.S. Division

John Hancock Financial

Head Office &

U.S. Wealth Management

601 Congress Street

Boston MA 02210

U.S.A.

Tel: 617-663-3000

U.S. Insurance

197 Clarendon Street

Boston MA 02116

U.S.A.

Tel: 617-572-6000

Asia Division

Head Office

48/F., Manulife Plaza

The Lee Gardens

33 Hysan Avenue

Causeway Bay

Hong Kong

Tel: +852-2510-5888

Japan

Manulife Life Insurance Company

4-34-1, Kokuryo-cho

Chofu-shi, Tokyo

Japan 182-8621

Tel: +81-4-2489-8080

Manulife Investments Japan Limited

Kyobashi TD Building

1-2-5 Kyobashi, Chuo-ku

Tokyo, Japan 104-0031

Tel: +81-3-5204-5555

China

Manulife-Sinochem Life Insurance Co. Ltd.

21/F., Jin Mao Tower

88 Century Boulevard

Pudong New Area

Shanghai 200121

P.R. China

Tel: +86-21-5049-2288

Hong Kong

Manulife (International)

Limited

36/F., Manulife Tower

169 Electric Road

North Point

Hong Kong

Tel: +852-2510-5600

Manulife Provident Funds Trust Company Limited

36/F., Manulife Tower

169 Electric Road

North Point

Hong Kong

Tel: +852-2510-5600

Indonesia

PT. Asuransi Jiwa Manulife Indonesia

17/F., South Tower,

Sampoerna Strategic Square

Jl. Jend. Sudirman Kav 45

Jakarta 12930

Indonesia

Tel: +62-21-2555-7788

Malaysia

Manulife Holdings Berhad

12/F., Menara Manulife RB

Jalan Gelenggang

Damansara Heights

50490 Kuala Lumpur

Tel: +60-3-2719-9228

Philippines

The Manufacturers Life Insurance Co. (Phils.), Inc.

LKG Tower

6801 Ayala Avenue

1226 Makati City

Philippines

Tel: +63-2-884-5433

Singapore

Manulife (Singapore) Pte Ltd.

491B River Valley Road

#07-00 Valley Point

Singapore 248373

Tel: +65-6737-1221

Taiwan

Manulife Taiwan

2/F., 89 Sungren Road

Taipei 110

Taiwan

Tel: +886-2-2757-5888

Thailand

Manulife Insurance (Thailand) Public Co. Ltd.

364/30 Sri Ayudhaya Road

Khet Rajthevi

Bangkok 10400

Thailand

Tel: +66-2-246-7650

Vietnam

Manulife (Vietnam) Limited

Manulife Plaza

75 Hoang Van Thai Street

Tan Phu Ward, District 7

Ho Chi Minh City

Vietnam

Tel: +84-8-5416-6888

Reinsurance Division

Manulife Reinsurance

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 416-926-3000

Manulife Reinsurance –

John Hancock Life Insurance Company U.S.A.

200 Clarendon Street, T-22

Boston, MA 02116

U.S.A.

Tel: 617-572-6000

Manufacturers P&C Limited

Manulife Place, Bishop’s Court Hill

Collymore Rock, St. Michael

Barbados, West Indies BB14004

Tel: 246-228-4910

Manulife Reinsurance Services GmbH

Theodor-Heuss-Ring 1

50668 Cologne, Germany

Tel: +49-221-973-1850

International Group Program

200 Clarendon Street, T-22

Boston, MA 02116

U.S.A.

Tel: 617-572-6000

International Group Program – Europe

John Hancock International Services S.A.

Avenue de Tervuren 270-272

B-1150 Brussels, Belgium

Tel: +32-2-775-2951

International Group Program – Asia

491B River Valley Road, #07-00

Singapore 248373

Tel: +65-6833-8995

International Group Program – Japan

2/F., Manulife Place Akasaka

2-21-25 Akasaka, Minato-ku

Tokyo 107-0052 Japan

Tel: +81-3-3589-5031

Investment Division

MFC Global Investment Management (Canada)

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 416-852-2204

MFC Global Investment Management (U.S.), LLC

101 Huntington Avenue

Boston, MA 02199

U.S.A.

Tel: 617-375-1500

MFC Global Investment Management (Asia)

47/F., Manulife Plaza

The Lee Gardens

33 Hysan Avenue

Causeway Bay, Hong Kong

Tel: +852-2910-2600

MFC Global Investment Management (Japan) Limited

Kyobashi TD Building

1-2-5, Kyobashi,

Chuo-ku, Tokyo

Japan 104-0031

Tel: +81-3-5204-5545

MFC Global Investment Management (Europe) Limited

10 King William Street

London, EC4N 7TW

England, U.K.

Tel: +44-20-7256-3500

Manulife Capital

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 416-926-5727

Mortgage Division

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 1-800-286-1909 (Canada)

1-800-809-3082 (U.S.A.)

NAL Resources Management Limited

550 6th Avenue S.W.

Calgary, AB

Canada T2P 0S2

Tel: 403-294-3600

Real Estate Division

250 Bloor Street East

8th Floor

Toronto, ON

Canada M4W 1E5

Tel: 416-926-5500

Declaration Management & Research LLC

1800 Tysons Boulevard

Suite 200

McLean, VA 22102-4263

U.S.A.

Tel: 703-749-8200

Hancock Natural Resource Group

99 High Street, 26th Floor

Boston, MA 02110-2320

U.S.A.

Hancock Timber Resource Group

Tel: 617-747-1600

Hancock Agricultural Investment Group

Tel: 617-747-1601

2008 Annual Report

Our Vision

www.manulife.com

Commitment to the Global Community

In 2008, Manulife Financial donated more than $26 million to assist more than 600 non-profit organizations around the world. Our support focused on community-building in four main areas: health care, education, community service and local volunteering.

In addition, 15,650 Manulife employees donated more than 73,000 hours of their time to support community partners in numerous ways, including running; rowing or walking for health-related charities; mentoring students; building houses; planting trees; and participating in blood drives.

Commitment to the Environment

Manulife Financial is committed to reducing our impact on the environment and pursuing sustainable business practices in all our operating units, with an environmental policy serving as guiding principles in that effort since its establishment in 1995. Whether it's doing the right thing for our business and the environment by planting more than 40 million tree seedlings, to constantly improving the energy efficiency of our commercial real estate holdings through more modern heating, cooling and lighting systems, or to establishing a local employee committee in Hong Kong that works on reducing or eliminating day-to-day office waste, Manulife considers the environment in every part of its operation.

To find out more about Manulife's community involvement and environmental stewardship programs, see our Public Accountability Statement, available at www.manulife.com

Manulife Financial Annual Report available on-line at www.manulife.com

We encourage shareholders to help our environment and reduce paper use by signing up to receive documents electronically. For details about electronic document delivery or more information about other e-services, please contact our local stock transfer agents listed in this report.

Annual Meeting of Shareholders

Manulife Financial

Mixed Sources

FSC

Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates, including Manulife Financial Corporation.

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